As filed with the Securities and Exchange Commission on July 22, 2002
Registration No. 333-90716

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

NU SKIN ENTERPRISES, INC.
(Exact Name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	87-0565309 (I.R.S. Employer Identification Number)

75 West Center Street
Provo, Utah 84601
(801) 345-1000
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s principal executive offices)

Steven J. Lund, President
Nu Skin Enterprises, Inc.
75 West Center Street
Provo, Utah 84601
(801) 345-1000
(Name, Address, Including Zip Code, and Telephone Number, including Area Code, of Agent For Service)

With a copy to:
Kevin P. Kennedy, Esq. Simpson Thacher & Bartlett 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000	M. Truman Hunt, Esq. Nu Skin Enterprises, Inc. 75 West Center Street Provo, Utah 84601 (801) 345-1000	Winthrop B. Conrad, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion
Preliminary Prospectus dated July 22, 2002

PROSPECTUS
17,000,000 Shares

Class A Common Stock

All of the shares of Class A common stock are being sold by stockholders of Nu Skin Enterprises. Nu Skin Enterprises will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders.

Our Class A common stock trades on the New York Stock Exchange under the symbol “NUS.” On July 19, 2002, the last reported sale price of the Class A common stock as reported on the New York Stock Exchange was $10.66 per share.

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 7.

	Per Share	Total
Offering Price	$	$
Discounts and Commissions to Underwriters	$	$
Offering Proceeds, before expenses, to Selling Stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholders have granted the underwriters the right to purchase up to 2,550,000 additional shares of our Class A common stock to cover any over allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of Class A common stock to investors on or about                              , 2002.

Joint Book-Running Managers

Banc of America Securities LLC	Merrill Lynch & Co.

Morgan Stanley

This date of this prospectus is                              , 2002.

NU SKIN ENTERPRISES®

health

technology

pure

science

Beauty

opportunity

nature

NU SKIN® | BigPlanet® | PHARMANEX®

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

The names “Nu Skin,” “Pharmanex,” “Big Planet” and “6S Quality Process” are trademarks of Nu Skin Enterprises or our affiliates. The product names in italics used in this prospectus are product names and also, in certain cases, trademarks of Nu Skin Enterprises or our affiliates. All other trademarks and trade names used in this prospectus are the property of their respective owners.

i

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the consolidated financial statements and related notes included elsewhere in this prospectus, before buying our stock.

Our Business

Nu Skin Enterprises is a leading, global direct selling company. We develop and distribute premium-quality, innovative personal care products and nutritional supplements, which are sold worldwide under the Nu Skin and Pharmanex brands. We are one of the largest direct selling companies in the world with 2001 revenue of $886 million and a global network of approximately 550,000 active independent distributors. Approximately 26,000 of our active distributors have achieved executive distributor status under our global compensation plan. Our executive distributors play an important leadership role in our distribution network and are critical to the growth and profitability of our business. We currently operate in 34 countries throughout Asia, the Americas and Europe.

We develop and market branded consumer products that we believe are well-suited for direct selling. Our distributors market and sell our products by educating consumers about the benefits and distinguishing characteristics of our products and by providing personalized customer service. Through dedicated research and development, we continually develop and introduce new products and enhance our existing line of Nu Skin and Pharmanex products to provide our distributors with a differentiated portfolio of premium products. We are able to attract and motivate high-caliber independent distributors because of our focus on developing innovative products, our attractive global compensation system and our advanced technological distributor support.

Over the past five years, we have undertaken a number of strategic initiatives to expand our product offerings, increase our technological support capabilities and consolidate our global operations. In 1998, we acquired Pharmanex, a premier developer of nutritional supplements, which enhanced our existing nutritional product offerings and augmented our overall research and development capabilities. In 1999, we acquired Big Planet, a network marketer of Internet and telecommunications services that has led our development of web-based electronic commerce and marketing solutions. In 1999, we also completed the consolidation of all of our privately-owned affiliates into our global operations. We believe that these strategic initiatives, our focus on product innovation, our seamless global compensation plan and the ability of our distributors to leverage our Internet-based technology combine to differentiate us from our competitors in the direct selling marketplace.

During 2001, our reported revenue increased 1% while revenue calculated on a constant currency basis increased over 9% compared to 2000. We have implemented an aggressive five-year growth plan based upon the development of new geographic markets, the continued introduction of new products and the growth of our distribution system. A key element of this five-year growth plan is the expansion of our operations in China, which we believe will grow to become one of the largest direct selling markets in the world over the next several years. Our growth plan is also based upon the following competitive strengths and growth strategy.

Competitive Strengths

Innovative, Premium-Quality, Branded Product Offerings.    We have developed a portfolio of branded consumer products that we believe has wide consumer appeal, leads to repeat purchases and provides our distributors with compelling sales opportunities. Through our approximately 75 research scientists and related personnel, our three research facilities and our extensive relationships with leading research institutions, we are able to regularly develop and introduce premium-quality, innovative products. We believe our products have achieved healthy brand awareness within our key markets as a result of the sales efforts of our distributors. We occasionally augment the efforts of our distributors by engaging in corporate-level promotions, such as sponsorship of the U.S. Olympic team and the 2002 Winter Olympic Games.

Established Global Network of Approximately 550,000 Active Distributors.    We believe our global network marketing distribution system enables us to successfully introduce new products and to enter and service new markets in a cost effective manner. Of our more than 550,000 active distributors, approximately 26,000 have achieved executive level status, a leadership position attained by meeting and maintaining monthly sales targets over a required period of time. These executive distributors have developed extensive distribution networks, the members of which we refer to as downline distributors.

Industry-Leading Technological Infrastructure.    We have invested over $100 million in our technological infrastructure over the past five years, including the acquisition of Big Planet. We believe these investments have allowed us to increase our effectiveness and efficiency as well as that of our distributors. Our technology allows our distributors to create personalized web sites that we host, maintain and populate with updated product information and sales and marketing aides. Our Internet infrastructure also provides distributors with an electronic commerce platform, allows them to monitor and manage their business in real time and improves communication among our distributors, their downline networks and us. We believe that by supporting our distributors with advanced technology we have been able to attract and retain high-caliber distributors, increase distributor efficiency and reduce our operating costs.

Compelling Global Distributor Compensation Plan.    We believe our compensation plan is among the most financially rewarding plans offered by leading direct selling companies. We also believe that we have one of the only plans that allows distributors to earn commissions for sales in other countries on the same basis as for sales in their home countries. This compensation plan encourages our distributors to expand their downline networks into new countries and has helped us to rapidly enter a number of key markets with limited investment. For example, in Singapore, we were able to achieve approximately $35 million in revenue during 2001, our first full year of operations, after investing only $5 million to open that market.

Strong Cash Flow and Balance Sheet.    Our business model generates significant cash from operations, allowing us to continually invest in new products and markets. During 2001, we generated cash from operations of $74 million, 46% of which we returned to our stockholders in the form of dividends and share repurchases. We have a strong balance sheet, with cash of $74 million, long-term debt of $73 million and total stockholders’ equity of $384 million, as of March 31, 2002.

Growth Strategy

Expand into New Geographic Markets.    A significant component of our growth strategy is to expand into new geographic markets. In the last two years, we commenced operations in Singapore and Malaysia and established an initial presence in China. We currently distribute a line of our locally produced personal care products through 32 retail locations in China that we operate using an employed sales force as required by current regulations in China. By early 2003, we intend to significantly increase the number of retail locations we operate in China, introduce our line of Nu Skin-branded products and allow our top level distributors from outside China to assist us in recruiting and training sales employees for these stores. In 2001, China was admitted to the World Trade Organization and as a result, China has agreed to ease its current restrictions on direct selling by December 2004. If these restrictions are eased, we may modify our China business model to more closely reflect the distribution system we use in other markets.

Develop New Products.    We intend to capitalize on our research and development expertise and our strong cash flow generation by continuing to invest in the development of innovative new products. We believe this will allow us to maintain differentiated product offerings and increase revenue. In 2001, 59% of our revenue came from new or enhanced products introduced or reformulated since the beginning of 2000. Our product launches in 2001 included two specialty skin care treatments, Tru Face Line Corrector and the Galvanic Spa System, as well as an enhanced reformulation of LifePak, our flagship nutritional supplement. In late 2002, we expect to introduce an innovative Nu Skin acne system and a Pharmanex product intended to minimize the impact of stress on the body.

Introduce Innovative Distributor Sales and Marketing Tools and Programs.    We intend to further penetrate our target markets by developing innovative sales and marketing tools and programs to increase distributor productivity and to attract new distributors. For example, in early 2003 we intend to introduce to our distributors a portable laser-based tool that can measure specific physical benefits of taking dietary supplements. We believe the use of this measurement tool by our distributors will help drive sales of our nutritional supplements and will aid in the recruitment and retention of distributors and customers.

Leverage Technological Capabilities.    Our technological capabilities have enabled us to develop automatic delivery programs that increase our revenue and lower our order processing costs by automatically delivering our products to customers on a monthly basis. We plan to increase the use of automatic delivery programs and our web-based ordering system as well as enhance our web-based communications capabilities. We believe that by leveraging our technological capabilities we will be able to increase our revenue by better attracting and retaining distributors and customers. In addition, we believe that our technology will help us improve our overall operating margins through cost savings.

Recent Developments—Second Quarter Results

Our revenue for the second quarter ended June 30, 2002 increased to $245 million, up 12% from $219 million in the second quarter of 2001. Net income increased 55% to $18 million, with earnings per share of $0.22, compared to net income of $12 million and earnings per share of $0.14 for the same period in 2001. In constant currency, revenue increased 13% and earnings increased 73% during the second quarter of 2002 compared to the second quarter of 2001. Our operating margin for the second quarter improved to 12.4%, representing a 3% improvement from the second quarter of 2001, primarily due to improved operational efficiencies including the increased use of automated ordering programs and reduced amortization expenses.

For the six months ended June 30, 2002, our revenue increased 7% to $461 million compared to $429 million for the first six months of 2001. Net income increased 29% to $31 million, with earnings per share of $0.37, compared to net income of $24 million and earnings per share of $0.29 for the same period in 2001. In constant currency, revenue increased 11% and net income increased 45% for the first six months of 2002 compared to the prior year period. Financial results for the second quarter and for the first six months of 2002 include the positive impact of the reduction in amortization of goodwill due to the implementation of SFAS 142, which became effective January 1, 2002. Assuming no amortization of goodwill and other intangible assets in the prior year, net income for the second quarter and first six months of 2001 would have been $13 million and $28 million, respectively.

General Information

Nu Skin Enterprises is incorporated in Delaware. Our principal executive offices are located at 75 West Center Street, Provo, Utah 84601. Our telephone number at that address is (801) 345-1000. Our corporate web site is located at http://www.nuskinenterprises.com. Our product division web sites are located at http://www.nuskin.com, http://www.pharmanex.com and http://www.bigplanet.com. Information contained on our web site does not constitute part of this prospectus.

The Offering

Class A common stock offered by the selling stockholders	17,000,000 shares

Shares to be outstanding after the offering	38,268,023 shares of Class A common stock 43,302,938 shares of Class B common stock

Total	81,570,961 shares of common stock

Use of proceeds	We will not receive any proceeds from this offering.

New York Stock Exchange symbol	NUS

Voting rights	Our shares of Class A common stock and Class B common stock are identical in all respects, except:

● holders of Class A common stock have one vote per share while holders of Class B common stock have ten votes per share; and

● Class B common stock may be converted into Class A common stock at any time on a one-for-one basis.

Following this offering, beneficial owners of our Class B common stock will still have more than 90% of the combined voting power of our common stock. See “Description of Capital Stock” for more information about our Class A and Class B common stock.

Risk factors
See “Risk Factors” beginning on page 7 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Lock-up
In connection with the offering, we, our executive officers and our directors have agreed with the underwriters not to sell or otherwise dispose of any shares of common stock without the prior written consent of the underwriters for a period of 90 days after the date of this prospectus.

In addition, the company’s original shareholders who are selling stockholders (constituting all but one of the selling stockholders, which is a charitable organization) have all agreed with the underwriters that they will not sell or, subject to limited exceptions, including a carve-out for up to 500,000 shares that may be gifted for charitable purposes in the second year, otherwise dispose of any shares of common stock without the prior written consent of the underwriters and the majority of our independent directors for a period of two years after the date of this prospectus. See “Risk Factors” and “Underwriting” for more information regarding this lock-up arrangement. Similarly, the company has entered into a separate lock-up agreement with its original shareholders who are the selling stockholders pursuant to which they agree to be subject to volume restrictions set forth under Rule 144 on the sale of shares after the expiration of the two year lock-up.

The number of shares of our common stock outstanding before and after this offering is based on the number of shares of Class A common stock and Class B common stock actually outstanding as of July 1, 2002, and exclude:

●	6,885,909 shares issuable upon the exercise of stock options outstanding as of July 1, 2002 at a weighted average exercise price of $10.13 per share; and

●	1,874,451 shares of Class A common stock available for future grant or issuance under our various stock incentive plans.

Unless otherwise indicated, information in this prospectus assumes no exercise by the underwriters of their option to purchase 2,550,000 additional shares of Class A common stock in this offering.

Summary Financial Information and Other Data

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
	(in thousands, except per share and distributor data)
Statement of Income Data:
Revenue	$894,249	$879,758	$885,621	$210,259	$216,079
Gross profit	742,568	730,416	707,538	167,744	171,995
Operating expenses	612,721	640,003	636,057	154,732	151,522

Operating income	129,847	90,413	71,481	13,012	20,473
Net income(1)	$86,694	$61,700	$50,313	$12,582	$12,892

Net income per share:
Basic	$1.00	$0.72	$0.60	$0.15	$0.16

Diluted	$0.99	$0.72	$0.60	$0.15	$0.16

Weighted average common shares outstanding:
Basic	87,081	85,401	83,472	84,092	82,389
Diluted	87,893	85,642	83,915	84,934	83,167

Cash Flow Data:
Cash provided by (used in):
Operating activities	$30,299	$43,388	$74,417	$6,095	$15,121
Investing activities	(43,988)	(22,970)	(15,126)	(4,569)	(7,564)
Financing activities	(73,484)	(65,292)	(33,765)	(9,801)	(6,227)

Other Financial Data:
EBITDA(2)	$163,054	$128,015	$103,907	$21,489	$25,657

Balance Sheet Data (at end of period):
Cash and cash equivalents	$110,162	$63,996	$75,923	$51,537	$73,799
Working capital	74,561	122,835	152,513	120,759	153,710
Total assets	643,215	590,803	582,352	567,102	582,606
Total debt	145,308	84,884	73,718	76,908	73,107
Stockholders’ equity	309,379	366,733	379,890	365,536	384,234

Supplemental Operating Data (at end of period)(3):
Approximate number of active distributors	510,000	497,000	558,000	488,000	550,000
Number of executive distributors	21,005	21,381	24,839	21,449	26,078

(1)
In January 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Assuming no amortization of goodwill for all periods presented, net income would have been $93 million, $68 million and $57 million for each of the years ended December 31, 1999, 2000 and 2001, respectively, and $14 million for the three months ended March 31, 2001.

(2)
The amounts shown represent earnings before interest expense, provision for income taxes and depreciation and amortization. EBITDA is not a measure of financial performance under Generally Accepted Accounting Principles, but is used by some investors to determine a company’s ability to service or incur indebtedness. EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. EBITDA should not be construed as an indicator of a company’s operating performance or liquidity, and should not be considered in isolation from or as a substitute for net income, cash flows from operations or cash flow data prepared in accordance with Generally Accepted Accounting Principles. EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with Generally Accepted Accounting Principles.

(3)
Active distributors are those distributors who were resident in the countries in which we operated and who purchased products during the three months ended as of the date indicated. An executive distributor is an active distributor who has achieved required personal and group sales volumes.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below, together with all of the other information included or incorporated by reference into this prospectus. Our business, financial condition or results of operations could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Currency exchange rate fluctuations could lower our revenue and net income.

In 2001, we recognized 83% of our revenue in non-United States markets in each market’s respective local currencies. We purchase inventory primarily in the United States in U.S. dollars. In preparing our financial statements, we translate revenue and expenses in foreign countries from their local currencies into U.S. dollars using weighted average exchange rates. If the U.S. dollar strengthens relative to local currencies, our reported revenue, gross profits and net income will likely be reduced. For example, in 2001, the Japanese yen significantly weakened, which reduced our operating results on a U.S. dollar reported basis. Our 2002 operating results could be similarly harmed if the Japanese yen weakens from current levels. Given our inability to predict the degree of exchange rate fluctuations, we cannot estimate the effect these fluctuations may have upon future reported results, product pricing or our overall financial condition. Although we attempt to reduce our exposure to short-term exchange rate fluctuations by using foreign currency exchange contracts, we cannot be certain these contracts or any other hedging activity will effectively reduce exchange rate exposure.

Because our Japanese operations account for over 50% of our business, any adverse changes in our business operations in Japan would harm our business.

Approximately 57% of our 2001 revenue was generated in Japan. Various factors could harm our business in Japan, including worsening of economic conditions. Economic conditions in Japan have been poor in recent years and may worsen or not improve. Our revenue in Japan decreased from 68 billion yen in 1999 to 60 billion yen in 2000, representing a 12% decrease in local currency terms, in part because of economic conditions and stagnant consumer confidence. Continued or worsening economic and political conditions in Japan could further reduce our revenue and net income. In addition, our operations in Japan face significant competition from existing and new competitors. Our operations would also be harmed if our planned growth initiatives fail to generate continued interest and enthusiasm among our distributors in this market and fail to attract new distributors.

If we are unable to retain our existing independent distributors and recruit additional distributors, our revenue will not increase.

We distribute almost all of our products through our independent distributors and we depend on them directly for substantially all of our revenue. Our distributors may terminate their services at any time, and, like most direct selling companies, we experience high turnover among distributors from year to year. As a result, we need to continue to retain existing and recruit additional independent distributors. To increase our revenue, we must increase the number of and/or the productivity of our distributors.

Although we experienced an increase in executive and active distributors in 2001, we have experienced declines from time to time in both active distributors and executive distributors in the past. The number of our active and executive distributors may not increase and could decline once again in the future. We cannot accurately predict how the number and productivity of distributors may fluctuate because we rely upon our existing distributors to recruit, train and motivate new distributors. Our operating results could be harmed if our existing and new business opportunities and products do not generate sufficient interest to retain existing distributors and attract new distributors. The number and productivity of our distributors also depends on several additional factors, including:

●	adverse publicity regarding us, our products, our distribution channel or our competitors;

●	failure to motivate our distributors with new products;

●	the public’s perception of our products and their ingredients;

●	the public’s perception of our distributors and direct selling businesses in general; and

●	general economic and business conditions.

In addition, we may face saturation or maturity levels in a given country or market. This is of particular concern in Taiwan, where industry sources have estimated that over 10% of the population is already involved in some form of direct selling. The maturity of several of our markets could also affect our ability to attract and retain distributors in those markets.

The regulatory environment in China is rapidly evolving, and our expansion plan for operations in China may be modified or otherwise harmed by regulatory changes, subjective interpretations of laws or an inability to work effectively with national and local government agencies.

Our plans for expansion in China are still developing and are subject to further review and modification as we work with national and local government agencies in connection with the implementation of our current plans. Although we are presently working closely with both national and local agencies in developing our plans, our efforts to comply with local laws may be harmed by a rapidly evolving regulatory climate and subjective interpretation of laws by the authorities. Further, due to the foregoing restrictions, our global network marketing business model cannot be fully implemented at present in China and as a result, we are subject to the risk that some of our foreign distributors may conduct business in China in a prohibited manner and bring about negative media or regulatory actions. Any determination that our operations or activities are not in compliance with applicable regulations could negatively impact our business and our reputation with Chinese regulators.

The current restrictions on direct selling activities in China could harm our ability to expand our operations in China as planned. Although the regulatory climate in China is changing with the country’s accession to the World Trade Organization, it is uncertain whether restrictions impacting our business, including the requirement that sales only be transacted by employees of the company in a fixed retail location, will be eased. We cannot assure you that we will be able to implement the direct selling model we utilize in our other markets at any time in the foreseeable future in China, and we believe this could limit our success in this market.

Restrictions on direct selling activities in China require us to employ a local sales force that markets and sells our products from retail store locations, and we have limited previous experience in managing retail stores or an employed sales force.

The current regulatory environment in China prohibits us from implementing our distribution model there. As a result, in order to enter this market, we have established 32 retail stores and hired approximately 430 sales employees, as of March 31, 2002. We plan to significantly increase the number of our retail stores in China over the next year and introduce a number of our premium personal care products through these stores in early 2003. Opening and operating these retail stores in China will involve significant expense, including expenses associated with hiring additional sales personnel, entering into leases for commercial space and maintaining sufficient inventory to supply these stores. We anticipate investing approximately $15 million in our retail store expansion over the next 12 months. If this expansion is not successful, we may not recover our investment. We have limited prior experience in managing retail stores or an employed sales force and accordingly, we cannot assure you that we will be able to do so successfully. If we are unable to effectively manage our retail stores or employees, our government relations may be compromised and our ability to realize our expansion plans in China may be prejudiced.

Because of regulations that require us to locally manufacture products we sell in China, we have invested substantial financial resources in our own manufacturing facility and we cannot assure you that we will be successful in managing these operations.

Chinese regulations currently require that we sell locally manufactured products. As a result, we have acquired and operate our own manufacturing plant which produced approximately 30% of our products sold in China for the three months ended March 31, 2002. We have no previous experience in manufacturing products and we cannot assure you that we will be successful in managing these operations.

Further, we rely on other local manufacturers to produce the remaining products we sell in China. We could experience difficulties or other disruptions in the manufacture of our products by third parties. To the extent we experience any such difficulties or disruptions, we may be unable to achieve timely delivery of our products for sale, which could result in lost revenue. In addition, we have implemented processes and procedures to ensure adequate quality control for our products manufactured by third parties, but we cannot assure you that these standards will be met consistently and any failure to maintain the quality associated with our brand could harm our reputation and revenue potential. Chinese commercial law is relatively undeveloped compared to most of our other major markets and, as a result we may have limited legal recourse in the event we encounter significant difficulties with our third- party manufacturers. Further, limited protection of intellectual property is available under Chinese law and the local manufacturing of our products may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise obtain or use our product formulations. As a result, we cannot assure you that we will be able to adequately protect our product formulations.

If we are unable to expand operations in any of the new markets we have currently targeted, we may have difficulty achieving our long-term objectives.

A significant percentage of our revenue growth over the past decade has been attributable to our expansion into new markets. For example, the revenue growth we experienced in 2001 was due in part to our successful expansion of operations into Singapore and Malaysia. Moreover, our growth over the next several years depends on our ability to successfully introduce our products and our distribution system into new markets, including China and Eastern Europe. In addition to the regulatory difficulties we may face in accessing these new markets, we could face difficulties in achieving acceptance of our premium-priced products in developing markets. In the past, we have struggled to operate successfully in developing country markets, such as Latin America. This may also be the case in China and Eastern Europe and the other new markets into which we currently intend to expand. If we are unable to successfully expand our operations into these new markets, our opportunities to grow our business may be limited and as a result, we may not be able to achieve our long-term objectives.

Adverse publicity concerning our business, marketing plan or products could harm our business and reputation.

The size of our distribution force and the results of our operations can be particularly impacted by adverse publicity regarding us, the legality of our distributor network, our products or the actions of our distributors. Specifically, we are susceptible to adverse publicity concerning:

●	the legality of network marketing;

●	the ingredients or safety of our or our competitors’ products;

●	regulatory investigations of us, our competitors and our respective products;

●	the actions of our current or former distributors; and

●	public perceptions of direct selling businesses generally.

In addition, in the past we have experienced negative publicity that has harmed our business in connection with regulatory investigations and inquiries. We may receive negative publicity in the future and it may harm our business and reputation.

Although our distributors are independent contractors, improper distributor actions that violate laws or regulations could harm our business.

Distributor activities in our existing markets that violate governmental laws or regulations could result in governmental actions against us in markets where we operate. Except in China, our distributors are not employees and act independently of us. We implement strict policies and procedures to ensure our distributors will comply with legal requirements. However, given the size of our distributor force, we experience problems with distributors from time to time. For example, product claims made by some of our distributors in 1990 and 1991 led to an investigation by the United States Federal Trade Commission, or FTC, which resulted in a consent decree with the FTC described further below. Distributors often desire to enter a market before we have received approval to do business in order to gain an advantage in the market. Improper distributor activity in new geographic markets can be particularly harmful to our ability to ultimately enter these markets, which is of a particular concern in China given the current restrictions on direct selling activities and the political climate in that market.

Failure of our Internet and our other technology initiatives to create sustained distributor enthusiasm and incremental revenue growth would negatively impact our business.

We have invested over $100 million in technology for our business over the last five years, including our acquisition of Big Planet. Through these investments, we have introduced various Internet and other initiatives in our major markets in order to increase distributor sponsorship and retention. Although we believe these initiatives have provided us with a competitive advantage, uncertainty exists regarding the long-term effects of these initiatives. We cannot assure you that these initiatives will continue to increase distributor sponsorship and activity or generate revenue growth on a sustained basis. These initiatives are subject to various risks and uncertainties including:

●
our possible inability to maintain a reliable technology infrastructure with the necessary speed, data capacity and security, as well as timely development of complementary products such as high-speed modems, for providing reliable Internet access and services;

●
the possibility that we may encounter technical problems and delays in deploying planned Internet and technological enhancements, either of which could reduce distributor enthusiasm, increase the costs of these initiatives and negatively impact our revenue;

●	our potential inability to adapt to rapidly changing technologies and evolving industry standards and to improve the performance, features and reliability of our services;

●	the possibility that new product introductions and initiatives will adversely affect sales of our other products and not generate incremental growth; and

●
our potential inability to adapt our systems to new standards or protocols or to manage increased Internet activity levels or increased government regulation, particularly those relating to the liability of online service companies for information carried on or disseminated through their services.

Our adoption of new Internet and technological advances to enable our distributors to increase productivity has required substantial expenditures, and we may not be able to integrate the Internet or related technologies into our business in a profitable manner. For example, we have experienced difficulties in marketing our price-sensitive Big Planet products and services. We incurred operating losses related to these products and services in the United States of approximately $16 million for the year ended December 31, 2001 and $3 million for the three months ended March 31, 2002.

Failure of new products to gain distributor and market acceptance could harm our business.

A critical component of our business is our ability to develop new products that create enthusiasm among our distributor force. If we fail to introduce new products planned for introduction in 2002, our distributor productivity could be harmed. In addition, if any new products fail to gain market acceptance, are restricted by regulatory requirements, or have quality problems, this would harm our results of operations. Factors that could affect our ability to continue to introduce new products include, among others, government regulations, the loss of key research and development staff from our divisions, the termination of third-party research and collaborative arrangements, proprietary protections of competitors that may limit our ability to offer comparable products and any failure to anticipate changes in consumer tastes and buying preferences.

Government inquiries, investigations and actions could harm our business.

From time to time we receive formal and informal inquiries from various government regulatory authorities about our business and our compliance with local laws and regulations. Any determination that we or any of our distributors are not in compliance with existing laws or regulations could potentially harm our business. Even if governmental actions do not result in rulings or orders, they potentially could create negative publicity. Negative publicity could detrimentally affect our efforts to recruit or motivate distributors and attract customers and consequently, could reduce revenue and net income.

In 1993, we, together with three of our distributors, entered into a consent decree with the FTC relating to its investigation of our distributors’ product claims and practices. As part of the settlement of the FTC’s, investigation, we paid a fine of approximately $1 million to the FTC. In August 1997, we reached a settlement with the FTC with respect to alleged violations of this consent decree pursuant to which we paid an additional $1.5 million fine. In December 2000, we received notice from the FTC that they were once again investigating our compliance with our consent decree. In August 2001, we provided information to the FTC in response to the FTC request and we have had no further communication on this matter since that date. We believe that the negative publicity generated by these FTC actions harmed our business and results of operations in the United States and further actions by the FTC or other comparable state or federal regulatory agencies, in the United States or abroad, could have a further negative impact on us in the future.

In addition, we are susceptible to government initiated campaigns that do not rise to the level of formal regulations. For example, the South Korean government, several South Korean trade groups and members of the South Korean media initiated campaigns in 1997 and 1998 urging South Korean consumers not to purchase luxury or foreign goods. We believe that these campaigns, and the related media attention they received, together with the economic recession in the South Korean economy, significantly harmed our recently opened South Korean business. Our revenue from our South Korean operations decreased by 85% in 1998 as compared to 1997. We cannot assure you that similar government, trade group or media actions will not occur again in South Korea or in other countries where we operate or that such events will not similarly harm our net operations.

The loss of key high-level distributors could negatively impact our distributor growth and our revenue.

We have approximately 550,000 active distributors and 26,000 executive distributors. Approximately 400 distributors currently occupy the highest distributor level under our Global Compensation Plan. These distributors, together with their extensive networks of downline distributors, account for substantially all of our revenue. As a result, the loss of a high-level distributor or a group of leading distributors in the distributor’s network of downline distributors whether by their own choice or through disciplinary actions by us for violations of our policies and procedures could negatively impact our distributor growth and our revenue.

Laws and regulations may prohibit or severely restrict our direct sales efforts and cause our revenue and profitability to decline.

Various government agencies throughout the world regulate direct sales practices. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes, that compensate participants for recruiting additional participants irrespective of product sales, use high pressure recruiting methods and/or do not involve legitimate products. The laws and regulations in our current markets often:

●	impose order cancellations, product returns, inventory buy-backs and cooling-off rights for consumers and distributors;

●	require us or our distributors to register with governmental agencies;

●	impose reporting requirements to regulatory agencies; and/or

●	require us to ensure that distributors are not being compensated based upon the recruitment of new distributors.

Complying with these widely varying and sometimes inconsistent rules and regulations can be difficult and require the devotion of significant resources on our part. If we are unable to continue business in existing markets or commence operations in new markets because of these laws, our revenue and profitability will decline.

China currently has laws that prohibit us from conducting business using our current direct selling distribution model. In 2001, China was admitted to the World Trade Organization and as a result, China has agreed to ease its current restrictions on direct selling by December 2004. There can be no assurance, however, that these restrictions will in fact be eased or, if they are, that we will be allowed to conduct a direct selling business in China. Other countries where we currently do business could change their laws or regulations to negatively affect or prohibit completely direct sales efforts. In addition, government agencies and courts in the countries where we operate may use their powers and discretion in interpreting and applying laws in a manner that limits our ability to operate or otherwise harms our business. If any governmental authority were to bring a regulatory enforcement action against us that interrupts our business, revenue and earnings would likely suffer.

Challenges by private parties to the form of our network marketing system could harm our business.

We may be subject to challenges by private parties, including our distributors, to the form of our network marketing system or elements of our business. In the United States, the network marketing industry and regulatory authorities have generally relied on the implementation of distributor rules and policies designed to promote retail sales to protect consumers and to prevent inappropriate activities and to distinguish between legitimate network marketing distribution plans and unlawful pyramid schemes. We have adopted rules and policies based on case law, rulings of the FTC, discussions with regulatory authorities in several states and domestic and global industry standards. Legal and regulatory requirements concerning network marketing systems, however, involve a high level of subjectivity, are inherently fact based and are subject to judicial interpretation. Because of the foregoing, we can provide no assurance that we would not be harmed by the application or interpretation of statutes or regulations governing network marketing, particularly in any civil challenge by a current or former distributor.

Government regulation of our products and services may restrict or inhibit introduction of these products in some markets and could harm our business.

Our products and our related marketing and advertising efforts are subject to extensive government regulation by numerous domestic and foreign governmental agencies and authorities. These include the Food and Drug Administration, or FDA, the FTC, the Consumer Product Safety Commission, and the United States Department of Agriculture in the United States, State Attorneys General and other state regulatory agencies, and the Ministry of Health, Labor and Welfare in Japan along with similar government agencies in foreign markets where we operate. We may be unable to introduce our products in some markets if we fail to obtain the necessary regulatory approvals, or if any product ingredients are prohibited. For example, we stopped marketing our product Cholestin (the red yeast rice version) as a dietary supplement in the United States because the FDA believed Cholestin qualified as a drug and therefore required FDA approval before it could be sold in the United

States. Our markets have varied regulations concerning product formulation, labeling, packaging and importation. These laws and regulations often require us to, among other things:

●	reformulate products for a specific market to meet the specific product formulation laws of that country;

●	conform product labeling to the regulations in each country; and

●	register or qualify products with the applicable government authority or obtain necessary approvals or file necessary notifications for the marketing of our products.

Failure to introduce products or delays in introducing products could reduce revenue and decrease profitability. Regulators also may prohibit us from making therapeutic claims about products despite research and independent studies supporting these claims. These product claim restrictions could prevent us from realizing the potential revenue from some of our products.

Increases in duties on our imported products in our non-United States markets could reduce our revenue and harm our competitive position.

Historically, we have imported most of our products into the countries in which they are ultimately sold. These countries impose various legal restrictions on imports and typically impose duties on our products. In any given country, regulators may increase duties on imports and, as a result, reduce our profitability and harm our competitive position relative to locally produced goods. In some countries, government regulators may prevent importation of our products altogether.

Governmental authorities may question our intercompany transfer pricing policies or change their laws in a manner that could increase our effective tax rate or otherwise harm our business.

As a United States company doing business in international markets through our subsidiaries, we are subject to foreign tax and intercompany pricing laws, including those relating to the flow of funds between our company and our subsidiaries. Regulators in the United States and in foreign markets closely monitor our corporate structure and how we effect intercompany fund transfers. If regulators challenge our corporate structure, transfer pricing mechanisms, or intercompany transfers, our operations may be harmed, and our effective tax rate may increase. Tax rates vary from country to country, and if regulators determine that our profits in one jurisdiction may need to be increased, we may not be able to fully utilize all foreign tax credits that are generated, which will increase our effective tax rate. For example, our corporate income tax rate in the United States is 35%. If our profitability in a higher tax jurisdiction, such as Japan where the corporate tax rate is currently set at 46%, increases disproportionately to the rest of our business, our effective tax rate may increase. We cannot assure you that we will continue operating in compliance with all applicable customs, exchange control and transfer pricing laws, despite our efforts to be aware of and comply with such laws. If these laws change, we may need to adjust our operating procedures and our business may suffer.

Losing suppliers or rights to sell products could harm our business.

For approximately nine years, we have acquired ingredients and products from one unaffiliated supplier that currently manufactures approximately 50% of our Nu Skin personal care products. We currently rely on two unaffiliated suppliers, one of which supplies 38% and the other of which supplies 27% of our Pharmanex nutritional supplements. We obtain one of our nutritional supplements, Cordymax Cs-4, from a sole supplier in China pursuant to a contract expiring in 2006. We also license the right to distribute some of our products from third parties. Because of the concentrated nature of our suppliers and manufacturers, the loss of any of these suppliers or manufacturers, or the failure of suppliers to meet our needs, could restrict our ability to produce or distribute many products and harm our revenue as a result.

We depend on our key personnel and the loss of the services provided by any of our executive officers or other key employees could harm our business and results of operations.

Our success depends to a significant degree upon the continued contributions of our senior management, many of whom would be difficult to replace. These employees may voluntarily terminate their employment with us at any time. We may not be able to successfully retain existing personnel or identify, hire and integrate new personnel. In particular, our Chief Financial Officer, Corey Lindley, oversees our new market development efforts in addition to his financial responsibilities. Due to our significant investment in China and the complexity and potential significance of that market, he will relocate for a period of time to Shanghai, China in the fall of 2002. We expect Mr. Lindley to continue to function as our Chief Financial Officer while he resides in Asia. If we need to replace Mr. Lindley as the Chief Financial Officer and we cannot find a suitable replacement, or if we lose the services of our other executive officers or key employees for any reason, our business, financial condition and results of operations could be harmed.

Our markets are intensely competitive, and market conditions and the strengths of competitors may harm our business.

The markets for our Nu Skin and Pharmanex products are intensely competitive. Our results of operations may be harmed by market conditions and competition in the future. Many competitors have much greater name recognition and financial resources than we have, which may give them a competitive advantage. For example, our Nu Skin products compete directly with branded, premium retail products. We currently do not have significant patent or other proprietary protection, and competitors may introduce products with the same ingredients that we use in our products. Because of regulatory restrictions concerning claims about the efficacy of dietary supplements, we may have difficulty differentiating our products from competitors’ products, and competing products entering the nutritional market could harm our nutritional supplement revenue. The markets for many of our Big Planet products are extremely competitive and price-sensitive, which has kept margins low for these products and negatively impacted our ability to sell these products in a profitable manner. We cannot assure you that we will be able to successfully identify and market high margin products that would fit in our technology-oriented Big Planet product line and improve our profitability.

We also compete with other network marketing companies for distributors. Some of these competitors have a longer operating history and greater visibility, name recognition and financial resources than we do. Some of our competitors have also adopted and could continue to adopt some of our successful business strategies, including our global compensation plan for distributors. Consequently, to successfully compete in this market and attract and retain distributors, we must ensure that our business opportunities and compensation plans are financially rewarding. We cannot assure you that we will be able to successfully compete in this market.

Product liability claims could harm our business.

We may be required to pay for losses or injuries purportedly caused by our products. Although we have had a very limited product claims history, we have recently experienced difficulty finding insurers willing to provide product liability coverage at reasonable rates due to insurance industry trends and the rising cost of insurance generally. As a result, we have elected to self-insure our product liability risks for our core product lines. Until we elect and are able to obtain product liability insurance, if any of our products are found to cause any injury or damage, we will be subject to the full amount of liability associated with any injuries or damages. This liability could be substantial. We cannot predict if and when product liability insurance will be available to us on reasonable terms.

System failures could harm our business.

Because of our diverse geographic operations and our complex distributor compensation plan, our business is highly dependent on efficiently functioning information technology systems. These systems and operations are vulnerable to damage or interruption from fires, earthquakes, telecommunications failures and other events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite any precautions, the occurrence of a natural disaster or other unanticipated problems could result in interruptions in services and reduce our revenue and profits.

Risks Related to Purchasing Our Class A Common Stock in this Offering

The market price of our Class A common stock is subject to significant fluctuations due to a number of factors which are beyond our control, including but not limited to variations in our quarterly operating results, market trends related to our products and economic and currency exchange issues in the foreign markets we operate.

Many factors could cause the market price of our stock to fall. Some of these factors are:

●	fluctuations in our quarterly operating results;

●	the sale of shares of Class A common stock by our original or significant stockholders;

●	general trends in the market for our products;

●	acquisitions by us or our competitors;

●	economic and/or currency exchange issues in those foreign countries in which we operate;

●	changes in estimates of our operating performance or changes in recommendations by securities analysts; and

●	general business and political conditions.

Broad market fluctuations could also lower the market price of our Class A common stock regardless of our actual operating performance. In addition, we have publicly disclosed our five-year growth projections and these long-term projections are inherently risky and uncertain. If we fail to meet the metrics contained in those projections, our stock price may be harmed.

The holders of our Class B common stock control over 90% of the combined stockholder voting power, and third parties will be unable to gain control of our company through purchases of Class A common stock.

The original stockholders of our company, together with their family members and affiliates, have the ability to control the election and removal of the board of directors and, as a result, future direction and operations, without the supporting vote of any other stockholder. Consequently, these original stockholders, together with their family members and affiliates, are able to control decisions about business opportunities, declaring dividends, issuing additional shares of Class A common stock or other securities, and the approval of any merger, consolidation or sale of all or substantially all of our assets. These stockholders own all outstanding shares of Class B common stock, which have ten-to-one voting privileges over shares of Class A common stock. They may make decisions that are adverse to your interests. Currently, these stockholders and their affiliates collectively own shares that represent more than 90% of the combined voting power of the outstanding shares of both classes of common stock. After the completion of the offering contemplated by this prospectus, these stockholders will still own over 90% of the combined voting power of the outstanding shares of both classes of our common stock. As long as these stockholders are majority stockholders, third parties will not be able to obtain control of our company through open-market purchases of shares of our Class A common stock.

Following the completion of this offering, approximately 47 million shares and vested options, or 57% of our total outstanding shares, are restricted from immediate resale but may be sold into the market in the near future, which could affect the market price of our Class A common stock.

If our stockholders sell a substantial number of shares of our Class A common stock in the public market following this offering, the market price of our Class A common stock could fall. Several of our principal stockholders hold a large number of shares of the outstanding Class A common stock and the Class B common stock that are convertible into Class A common stock. Some of the original stockholders have been actively selling shares on the open market. Additional sales by these stockholders or a decision by any of the other principal stockholders to aggressively sell shares could depress the market price of our Class A common stock.

Upon completion of this offering, we will have outstanding 81,570,961 shares of common stock, based upon shares outstanding as of July 1, 2002. All of these shares are freely tradeable, except for approximately 46 million shares and 1 million vested options held by the selling stockholders and our executive officers and directors, which will be subject to lock-up restrictions as described below. These shares will become eligible for sale in the public market as follows:

Number of Shares	Date

1 million	90 days after the date of this prospectus

46 million
2 years after the date of this prospectus pursuant to a lock-up agreement among the underwriters, us and the selling stockholders, which restrictions may be waived only with the consent of the majority of our independent directors

The above table reflects the lock-up arrangements with the underwriters pursuant to which we and our executive officers and directors who are not selling in this offering have agreed that we will not sell or otherwise dispose of any shares of Class A common stock, or securities convertible into or exchangeable for our Class A common stock, without the prior written consent of the underwriters for a period of 90 days after the date of this prospectus. In addition, the table reflects the lock-up arrangements among the selling stockholders, the underwriters and us, providing that the company’s original shareholders who are selling stockholders (constituting all but one of the selling stockholders, which is a charitable organization) will not sell or otherwise dispose of any shares of Class A common stock, or securities convertible into or exchangeable for our Class A common stock, without the prior written consent of the underwriters and the majority of our independent directors for a period of two years after the date of this prospectus. This agreement is subject to the following exceptions, none of which could result in selling stockholders receiving cash proceeds from the disposition of their shares within the two-year period:

●	charitable donations in the second year of up to 500,000 shares in the aggregate by the selling stockholders to a charitable organization;

●	transfers of common stock to selling stockholders from fixed charitable remainder trusts established by the selling stockholder;

●	transfers of common stock to immediate family members or related persons or estate planning entities who agree to be bound by the terms of this two-year lock-up agreement;

●	sales of shares of which the selling stockholder is deemed to have beneficial ownership but whose interest presents no opportunity to profit from the shares being sold; and

●
transfers of shares by lenders under an existing pledge of shares as security for a loan of approximately $20 million to Nedra D. Roney in the case of a default under the loan or in connection with a refinancing thereof.

We have also entered into a separate lock-up arrangement with the selling stockholders pursuant to which these stockholders agree that after the expiration of the 2 year lock-up agreement they will be subject to the volume restrictions set forth under Rule 144, as in effect on the date of this prospectus, on the sale of shares, which shares would otherwise be eligible for unlimited sale under the securities laws. In the event these lock-up restrictions were removed, the resulting sales could cause the price of our Class A common stock to decline.

FORWARD-LOOKING STATEMENTS

Under the captions “Prospectus Summary,” “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” there are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These sections contain discussions of some of the factors that could cause actual results to differ materially. In addition, when used in this prospectus the words or phrases “will likely result,” “expects,” “intends,” “will continue,” “is anticipated,” “estimates,” “projects,” “management believes,” “we believe” and similar expressions are intended to identify “forward-looking statements” within the meaning of the Exchange Act and the Securities Act. Forward-looking statements include plans and objectives of management for future operations. These forward-looking statements involve risks and uncertainties and are based on assumptions that may not be realized. Actual results and outcomes may differ materially from those discussed or anticipated. The forward-looking statements and associated risks set forth herein relate to, among other things, the following:

●	our publicly-stated five-year goals for revenue, operating margins and distributor growth, which are in our 2001 annual report to stockholders;

●	the expansion of our market share in our current markets;

●	our entrance into new markets;

●	the development of new products and new product lines designed for our network marketing distribution channel and tailored to appeal to the particular needs of consumers in specific markets;

●	the stimulation of product sales by introducing new products and reintroducing existing products with improvements;

●	the creation of innovative, premium-quality products through the research and development capabilities of Pharmanex;

●	the establishment of relationships with major universities and research centers to assist in nutritional product development and testing;

●	the enhancement and expansion of Big Planet’s Internet services and devices, web site development and hosting, online shopping and telecommunications products and services;

●	the promotion of distributor growth, retention and leadership through local market initiatives;

●	the upgrading of our technological resources to support distributors, including using the Internet in distributing products;

●	the utilization of technological advancements to improve our direct selling efforts;

●	the receipt of regulatory approvals for our products and network marketing distribution model;

●	our belief that we could produce or source Nu Skin personal care products from other suppliers without great difficulty;

●	our belief that we could replace the primary suppliers to our Pharmanex division without great difficulty;

●	our plans to significantly increase the number of our stores in China and the anticipation that the restrictions on direct selling activities in that country will be lifted by December 2004;

●	our belief that the direct selling model utilized by a recently acquired company can be developed into a model that will help us compete in Third World markets;

●	our belief that China and Eastern Europe will be among the fastest growing direct selling regions in the world; and

●	our belief that we are in material compliance with applicable laws and regulations.

All forward-looking statements are subject to known and unknown risks and uncertainties, including those discussed in the section entitled “Risk Factors,” that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our Class A common stock offered by the selling stockholders.

PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

Our Class A common stock is listed on the New York Stock Exchange, or NYSE, and trades under the symbol “NUS.” Our Class B common stock has no established trading market. The following table is based upon the information available to us and sets forth the range of the high and low sales prices for our Class A common stock for the quarterly periods during 2000 and 2001 and the first two quarters of 2002 based upon quotations on the NYSE.

	High	Low

2000:
First Quarter	$10.38	$7.88
Second Quarter	8.25	5.75
Third Quarter	7.50	5.50
Fourth Quarter	6.75	4.25

2001:
First Quarter	$8.94	$5.25
Second Quarter	8.50	10.01
Third Quarter	8.69	6.30
Fourth Quarter	8.83	6.55

2002:
First Quarter	$11.19	$7.10
Second Quarter	14.86	10.01
Third Quarter (through July 19, 2002)	14.25	10.60

The closing price of our Class A common stock on July 19, 2002 was $10.66. The approximate number of holders of record of our Class A common stock and Class B common stock as of July 1, 2002 was 881 and 42, respectively. This number of record holders does not represent the actual number of beneficial owners of shares of our Class A common stock because shares are frequently held in “street name” by securities dealers and others for the benefit of individual owners who have the right to vote their shares.

In March 2001, we commenced paying dividends on our outstanding shares. We declared and paid a $0.05 per share dividend in each of March, June, September and December of 2001, and a $0.06 per share dividend in each of March and June 2002. Management believes that our cash flows from operations will be sufficient to fund future dividend payments, if any.

We expect to continue to pay dividends on our common stock. However, the declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, our long-term debt and our capitalization as of March 31, 2002. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, related notes and other financial information included elsewhere in this prospectus (unaudited).

As of March 31, 2002
(in thousands, except share data)
Cash and cash equivalents	$73,799

Long-term debt	$73,107

Stockholders’ equity:
Preferred stock, par value $0.001 per share, 25,000,000 shares authorized, no shares issued and outstanding	—
Class A common stock, par value $0.001 per share, 500,000,000 shares authorized, 34,071,332 shares issued and outstanding	34
Class B common stock, par value $0.001 per share, 100,000,000 shares authorized, 48,305,165 shares issued and outstanding	48
Additional paid-in capital	88,588
Accumulated other comprehensive loss	(52,742)
Retained earnings	348,306

Total stockholders’ equity	384,234

Total capitalization	$457,341

The above information excludes:

●	5,410,271 shares issuable upon the exercise of stock options outstanding as of March 31, 2002 at a weighted average exercise price of $12.90 per share; and

●	2,124,451 shares of Class A common stock available for future grant or issuance under our stock incentive plans.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, including the documents incorporated by reference. The following selected consolidated financial data as of December 31, 2000 and 2001 and for the three years ended December 31, 2001 have been derived from our audited financial statements previously filed with the Securities and Exchange Commission and included in this prospectus. The consolidated financial data as of December 31, 1997, 1998 and 1999 and the selected income statement data for the years ended December 31, 1997 and 1998 have been derived from our audited financial statements previously filed with the Securities and Exchange Commission, but are not included in this prospectus. The selected unaudited interim financial data included in this prospectus was derived from our books and records without audit and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations as of and for such periods. The results for any interim period are not necessarily indicative of the results of operations to be expected for the full year.

	Year Ended December 31,					Three Months Ended March 31,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands, except per share and distributor data)

Income Statement Data:
Revenue	$953,422	$913,494	$894,249	$879,758	$885,621	$210,259	$216,079
Cost of sales	191,218	188,457	151,681	149,342	178,083	42,515	44,084
Cost of sales—amortization of inventory step-up	—	21,600	—	—	—	—	—

Gross profit	762,204	703,437	742,568	730,416	707,538	167,744	171,995

Operating expenses:
Distributor incentives	362,195	331,448	346,951	345,259	347,452	81,834	82,833
Selling, general and administrative	201,880	202,150	265,770	294,744	288,605	72,898	68,689
Distributor stock expense	17,909	—	—	—	—	—	—
In-process research and development	—	13,600	—	—	—	—	—

Total operating expenses	581,984	547,198	612,721	640,003	636,057	154,732	151,522

Operating income	180,220	156,239	129,847	90,413	71,481	13,012	20,473
Other income (expense), net	8,973	13,599	(1,411)	5,993	8,380	6,959	(9)

Income before provision for income taxes and minority interest	189,193	169,838	128,436	96,406	79,861	19,971	20,464
Provision for income taxes	55,707	62,840	41,742	34,706	29,548	7,389	7,572
Minority interest(1)	14,993	3,081	—	—	—	—	—

Net income(2)	$118,493	$103,917	$86,694	$61,700	$50,313	$12,582	$12,892

Net income per share:
Basic	$1.42	$1.22	$1.00	$0.72	$0.60	$0.15	$0.16

Diluted	$1.36	$1.19	$0.99	$0.72	$0.60	$0.15	$0.16

Weighted average common shares outstanding:
Basic	83,331	84,894	87,081	85,401	83,472	84,092	82,389
Diluted	87,312	87,018	87,893	85,642	83,915	84,934	83,167

Cash Flow Data:
Cash provided by (used in):
Operating activities	$108,602	$118,560	$30,299	$43,388	$74,417	$6,095	$15,121
Investing activities	(17,726)	(46,053)	(43,988)	(22,970)	(15,126)	(4,569)	(7,564)
Financing activities	(110,859)	(48,684)	(73,484)	(65,292)	(33,765)	(9,801)	(6,227)

Other Financial Data:
EBITDA(3)	$212,276	$197,233	$163,054	$128,015	$103,907	$21,489	$25,657

Balance Sheet Data (at end of period):
Cash and cash equivalents	$174,300	$188,827	$110,162	$63,996	$75,923	$51,537	$73,799
Working capital	123,220	164,597	74,561	122,835	152,513	120,759	153,710
Total assets	405,004	606,433	643,215	590,803	582,352	567,102	582,606
Notes payable to stockholders	136,200	—	—	—	—	—	—
Short-term debt	—	14,545	55,889	—	—	—	—
Long-term debt	—	138,734	89,419	84,884	73,718	76,908	73,107
Stockholders’ equity	94,892	254,642	309,379	366,733	379,890	365,536	384,234

Supplemental Operating Data (at end of period):
Approximate number of active distributors(4)	448,000	470,000	510,000	497,000	558,000	488,000	550,000
Number of executive distributors(4)	22,689	22,781	21,005	21,381	24,839	21,449	26,078

(1)
Minority interest represents the ownership interests in Nu Skin International held by individuals who are not immediate family members of the majority-interest holders. We purchased the minority interest as part of the acquisition of Nu Skin International.

(2)
For 1997, net income includes a one-time charge of $18 million related to the non-cash and non-recurring expenses associated with stock option grants made to our distributors in connection with our initial public offering. For 1998, net income includes a non-recurring charge of $22 million due to the step-up of inventory as a result of our acquisition of Nu Skin International and a non-recurring charge of $14 million due to the write-off of in-process research and development as a result of our acquisition of Pharmanex. In January 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Assuming no amortization of goodwill for all periods presented, net income would have been $121 million, $107 million, $93 million, $68 million and $57 million for each of the years ended December 31, 1997, 1998, 1999, 2000 and 2001, respectively, and $14 million for the three months ended March 31, 2001.

(3)
The amounts shown represent earnings before interest expense, provision for income taxes and depreciation and amortization. EBITDA is not a measure of financial performance under Generally Accepted Accounting Principles, but is used by some investors to determine a company’s ability to service or incur indebtedness. EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. EBITDA should not be construed as an indicator of a company’s operating performance or liquidity, and should not be considered in isolation from or as a substitute for net income, cash flows from operations or cash flow data prepared in accordance with Generally Accepted Accounting Principles. EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with Generally Accepted Accounting Principles.

(4)
Active distributors are those distributors who were resident in the countries in which we operated and who purchased products during the three months ended as of the date indicated. An executive distributor is an active distributor who has achieved required personal and group sales volumes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the “Selected Consolidated Financial and Other Data” section of this prospectus and the consolidated financial statements and related notes thereto, included elsewhere in this prospectus, including the documents incorporated by reference herein.

Overview

We are a leading, global direct selling company that develops and distributes premium-quality, innovative personal care products and nutritional supplements, which are sold worldwide under the Nu Skin and Pharmanex brands. We sell our products through a global network of approximately 550,000 independent distributors. These distributors market and sell our products by educating consumers about the benefits and distinguishing characteristics of the products and by providing personalized customer service.

Our revenue depends upon the number and productivity of our independent distributors who purchase products and sales materials from us in their local currency for resale to their customers or for personal use. We recognize revenue when products are shipped, which is when title passes to our independent distributors. We offer a return policy whereby distributors can return unopened and unused product for up to 12 months subject to a 10% restocking fee. Reported revenue is net of returns, which have historically been less than 5% of gross sales. A reserve for product returns is accrued based on historical experience. The majority of our revenue is realized in markets outside of the United States and is translated into U.S. dollars from each market’s local currency using quarterly weighted average exchange rates. In addition, we operate a professional employer organization that outsources personnel and benefit services to small businesses in the United States. Revenue for the professional employer organization consists of service fees paid by our clients. These services are marketed directly by us and we have no plans to market these services through our distributors in the foreseeable future. We hold a global convention approximately every 18 months in the Unites States, which generates additional revenue in the United States from sales to our international distributors attending the convention.

Over the past five years, we have undertaken a number of strategic initiatives to expand our product offerings, increase our technological support capabilities and consolidate our global operations. In 1998 we acquired Pharmanex, a premier developer of nutritional supplements, which enhanced our existing nutritional product offerings and augmented our overall research and development capabilities. In 1999, we acquired Big Planet, a network marketer of Internet and telecommunications services that has led our development of web-based electronic commerce and marketing solutions. Thus, the year 2000 was a transition year as it was our first full year of global financial results under our three product division offerings: Nu Skin, Pharmanex and Big Planet. Until this time, our multiple division offerings had resulted in distributor uncertainty in the United States. In 2001, we addressed this issue by, among other things, realigning the roles of our geographic and division leadership teams and by unifying our distributor compensation plans, which had previously been somewhat distinct.

The following table sets forth revenue information by region for the time periods indicated. This table should be reviewed in connection with the tables presented under “Results of Operations,” which disclose distributor incentives and other costs associated with generating the aggregate revenue presented.

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
	(in millions)
Region:
North Asia	$619.3	$585.4	$553.9	$130.0	$131.2
Southeast Asia	140.1	119.5	150.3	30.8	43.2
North America	117.9	155.8	155.9	43.4	35.0
Other Markets	17.0	19.1	25.5	6.1	6.7

	$894.3	$879.8	$885.6	$210.3	$216.1

Revenue generated in North Asia represented 63% of total revenue during the year ended December 31, 2001 and 61% of total revenue during the three months ended March 31, 2002. Our operations in Japan generated 92% and 89% of the North Asia revenue during the same respective periods. Revenue from our Southeast Asia operations represented 17% of total revenue during the year ended December 31, 2001 and 20% of total revenue during the three months ended March 31, 2002. During the year ended December 31, 2001 and the three months ended March 31, 2002, our operations in Southeast Asia had combined incremental revenue growth in Singapore and Malaysia of $38.6 million and $11.0 million compared to the same prior-year period following commencement of operations in December 2000 and November 2001, respectively. Revenue generated in North America represented 18% of total revenue during the year ended December 31, 2001 and 16% of the total revenue during the three months ended March 31, 2002. Our operations in the United States generated 96% and 95% of North American revenue during those periods.

Cost of sales primarily consists of the cost of products purchased from third-party vendors, generally in U.S. dollars, the freight cost of shipping these products to distributors as well as import duties for the products. Cost of sales also includes the cost of sales materials sold to distributors at or near cost. Sales materials sold to distributors at or near cost are generally purchased in local currencies. Additionally, our technology and telecommunications products and services carry a significantly lower gross margin than our personal care and nutritional products. For the professional employer organization, cost of sales includes the direct costs, such as salaries, wages and other benefits, associated with the worksite employees. As the sales mix changes between product categories and sales materials, cost of sales and gross profit may fluctuate to some degree due primarily to the margin on each product line. Also, as currency exchange rates fluctuate, our gross margin will fluctuate.

Distributor incentives, classified as operating expenses, are our most significant expense. Distributor incentives are paid to several levels of distributors on each product sale. The amount of the incentive paid varies depending on the purchaser’s position within our Global Distributor Compensation Plan. Distributor incentives are paid monthly and are based upon a distributor’s personal and group sales volumes, as well as the group sales volume of up to six levels of executive distributors in their downline sales organizations. Small fluctuations occur in the amount of incentives paid as the network of distributors actively purchasing products changes from month to month. However, due to the size of our distributor force of approximately 550,000 active distributors, the fluctuation in the overall payout is relatively small. The overall payout averages from 41% to 43% of global product sales. Sales materials and starter kits are not subject to distributor incentives. In addition, sales to our North American privately-held affiliates were not subject to distributor incentives prior to being acquired by us in 1999.

Selling, general and administrative expenses include wages and benefits, depreciation and amortization, rents and utilities, travel, promotion and advertising, including costs of distributor conventions which are expensed in the period in which they are incurred, research and development, professional fees and other operating expenses. See Note 2 of our “Consolidated Financial Statements” for a description of significant accounting policies including implementation of SFAS 142, “Goodwill and Other Intangible Assets.”

Provision for income taxes depends on the statutory tax rates in each of the countries in which we operate. For example, statutory tax rates are 16% in Hong Kong, 25% in Taiwan, 31% in South Korea and 46% in Japan. We are subject to taxation in the United States at a statutory corporate federal tax rate of 35%. However, we receive foreign tax credits in the United States for the amount of foreign taxes actually paid in a given period, which are utilized to reduce taxes in the United States to the extent allowed.

In March 1998, we completed the acquisition of our privately held affiliate, Nu Skin International. In March 1999, Nu Skin International terminated its distribution license and various other license agreements and other intercompany agreements with Nu Skin USA, Inc. and paid Nu Skin USA a termination fee. Also, in March 1999, through a newly formed wholly-owned subsidiary, we acquired selected assets of Nu Skin USA in exchange for assuming various accounts payable of Nu Skin USA. In May 1999, we completed the acquisition of our remaining private affiliates in Canada, Mexico and Guatemala. In July 1999, we acquired Big Planet, Inc. As a result of these acquisitions throughout 1999, our revenue results in 2000 were positively impacted by the inclusion of a full year of sales to distributors in the United States, as well as a full year of Big Planet operations.

Critical Accounting Policies

The following critical accounting policies and estimates should be read in conjunction with our audited consolidated financial statements and related notes thereto. Management considers the most critical accounting policies to be the recognition of revenue, accounting for the impact of foreign currencies and accounting for income taxes. In each of these areas, management makes estimates based on historical results, current trends and future projections. Our revenue recognition policies are set forth above under the heading “—Overview.” We operate in 34 countries and generate the majority of our revenue and income in foreign currencies in international markets. Consequently, fluctuations in foreign currencies in international markets, particularly the Japanese yen, will have a significant impact on reported results. We believe that we apply appropriate financial standards in our consolidation process to properly account for these types of fluctuations. In addition, we pay income taxes in many foreign jurisdictions based on the profits realized in those jurisdictions, which can be significantly impacted by terms of intercompany transactions between our foreign affiliates and us. Deferred tax assets and liabilities are created in this process and we record these tax obligations in accordance with appropriate accounting standards as explained in the notes to our consolidated financial statements.

We adopted the provisions of SFAS 142, “Goodwill and Other Intangible Assets” effective January 1, 2002. As a result of a review of all such assets, operating results for the first quarter of 2002 were impacted by a $2.7 million reduction of amortization of goodwill and other indefinite-life intangibles. As of March 31, 2002, we had approximately $160 million of unamortized goodwill and other indefinite-life intangible assets. SFAS 142 requires that these assets be tested for impairment at least annually in accordance with its provisions. The transitional impairment tests were completed and did not result in an impairment charge. To the extent an impairment is identified, we will record the amount of the impairment as an operating expense in the period in which it is identified.

As of January 1, 2002, we adopted EITF 01-09, which relates to revenue recognition principles as well as the classifications of certain promotional items as cost of goods sold rather than operating expenses. The impact of the adoption of EITF 01-09 did not have a material impact on our financial statements. In the event certain of our expenses, including our distributor incentives, were deemed to be reductions of revenue rather than operating expenses, our reported revenue would be reduced as would our operating expenses. However, our global distributor compensation plan to our distributors does not provide rebates or selling discounts to distributors who purchase our products and services, management believes that no adjustment to reported revenue and operating expenses is necessary.

Results of Operations

The following table sets forth our operating results as a percentage of revenue for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	17.0	17.0	20.1	20.2	20.4

Gross profit	83.0	83.0	79.9	79.8	79.6

Operating expenses:
Distributor incentives	38.8	39.2	39.2	38.9	38.3
Selling, general and administrative	29.7	33.5	32.6	34.7	31.8

Total operating expenses	68.5	72.7	71.8	73.6	70.1

Operating income	14.5	10.3	8.1	6.2	9.5
Other income (expense), net	(0.1)	0.7	0.9	3.3	—

Income before provision for income taxes	14.4	11.0	9.0	9.5	9.5
Provision for income taxes	4.7	4.0	3.3	3.5	3.5

Net income	9.7%	7.0%	5.7%	6.0%	6.0%

Three Months Ended March 31, 2002 Compared to Three Months ended March 31, 2001

Revenue increased 3% to $216.1 million for the three-month period ended March 31, 2002 from $210.3 million for the same period in 2001. The increase was due primarily to revenue growth in constant currency in our international markets, offsetting weakness in the United States, combining for overall constant currency growth of approximately 10% as compared to the prior year. This increase in constant currency was offset by a weakening in foreign currencies against the U.S. dollar, particularly the Japanese yen.

Revenue in North Asia increased 1% to $131.2 million for the three-month period ended March 31, 2002 from $130.0 million for the same period in 2001. This increase in revenue was due to revenue in South Korea increasing 75% to $14.2 million for the three-month period ended March 31, 2002 from $8.1 million for the same prior-year period. In local currency, revenue in South Korea was 81% higher in the first quarter of 2002 compared to the same period in the prior year. Revenue was positively impacted by a 78% increase in executive distributors in that market compared to the prior-year period. In addition, recent product introductions from both the Nu Skin and Pharmanex divisions have driven revenue growth in South Korea. Revenue in Japan decreased 4% to $117.1 million for the three-month period ended March 31, 2002, from $121.8 million for the same period in 2001. The decrease in revenue in Japan was due to the devaluation of the Japanese yen of 12% for the first quarter of 2002 compared to the same prior-year period. In local currency, revenue in Japan was 8% higher in the first quarter of 2002 compared to the prior year. Like South Korea, the revenue increase in Japan was driven by a 14% increase in executive distributors in Japan, the leveraging of technology tools and enhancements for distributors, as well as successful product introductions and growth in automatic reordering programs.

Revenue in Southeast Asia increased 40% to $43.2 million for the three-month period ended March 31, 2002 from $30.8 million for the same period in 2001. This increase in revenue was due to the combined revenue growth of our operations in Singapore and Malaysia to $15.7 million for the three-month period ended March 31, 2002 from $4.7 million for the same prior-year period following the commencement of operations in Singapore and Malaysia in December 2000 and November 2001, respectively. Revenue results in Taiwan, which decreased 5% to $16.8 million for the first quarter of 2002 from $17.6 million in the same prior-year quarter, slightly offset the revenue increases in Southeast Asia. The decrease in revenue in Taiwan was due to the devaluation of the

Taiwanese dollar of 8% for the first quarter of 2002 compared to the same prior-year period. In local currency, revenue in Taiwan was 3% higher in the first quarter of 2002 compared to the prior year. This local currency growth in Taiwan marks the first year-over-year local currency revenue gain in several years in this market. Executive distributors in Taiwan increased by 10% in the first quarter of 2002 compared to the same prior-year period. The growth in revenue and executive distributors in Taiwan is due to recent focus on distributor recruitment and development.

Revenue in North America, consisting of the United States and Canada, decreased 19% to $35.0 million for the three-month period ended March 31, 2002 from $43.4 million for the same period in 2001. This decrease in revenue is due, in part, to a convention held in the United States every 18 months, which occurred in February 2001, and which generated approximately $5.0 million in revenue for the first quarter of 2001 from sales to international distributors attending the convention. Without the impact of this additional revenue, revenue in the North America region would have decreased approximately 9% during the first quarter of 2002 compared to the same prior-year period and would have been essentially level with the fourth quarter of 2001. This decline is primarily due to reduced revenue from our Internet service product and our I-Link telecommunications products and is associated with continued attrition of I-Link distributors.

Revenue in our other markets, which include our European and Latin American operations, increased 10% to $6.7 million for the three-month period ended March 31, 2002 from $6.1 million for the same period in 2001. This increase in revenue is due to a 12% increase in revenue in Europe in U.S. dollar terms. The increase in revenue in Europe related to an additional $0.3 million in revenue in the first quarter of 2002 following the completion of an acquisition of a controlling interest in a small direct selling company in Poland, as well as an increase of approximately 40% in our executive distributor count in Europe.

Gross profit as a percentage of revenue decreased slightly to 79.6% for the three-month period ended March 31, 2002 from 79.8% for the same prior-year period. The decrease in gross profit percentage resulted from the weakening of the Japanese yen and other currencies relative to the U.S. dollar, and was somewhat offset by core margin improvement in our existing product lines. We purchase a significant majority of our goods in U.S. dollars and recognize revenue in local currencies. Consequently, we are subject to exchange rate risks in our gross margins.

Distributor incentives as a percentage of revenue decreased slightly to 38.3% for the three-month period ended March 31, 2002 compared to 38.9% for the same prior-year period. This decrease in distributor incentives as a percentage of revenue is a result of our minor compensation plan enhancements intended to focus compensation dollars on programs benefiting the distributors and distributor leaders who are most active in generating our revenue.

Selling, general and administrative expenses as a percentage of revenue decreased to 31.8% for the three-month period ended March 31, 2002 compared to 34.7% for the same prior-year period. In U.S. dollar terms, selling, general and administrative expenses decreased to $68.7 million for the three-month period ended March 31, 2002 compared to $72.9 million for the same period in the prior year. This decrease was due primarily to the additional $5.0 million of periodic convention expense recorded in the first quarter of 2001, a reduction of $2.7 million in amortization of intangibles in 2002, relating to the implementation of SFAS 142 in the first quarter of 2002, and our cost-saving initiatives resulting in lower headcount and occupancy costs. These decreases in expenses were somewhat offset by the $2.5 million of additional expenditures related to our sponsorship of the 2002 Winter Olympic Games in Salt Lake City in February 2002.

Other income (expense), net decreased approximately $7.0 million for the three-month period ended March 31, 2002 compared to the same period in the prior year. This decrease was primarily a result of the foreign currency gains recorded in the first quarter of 2001.

Provision for income taxes increased slightly to $7.6 million for the three-month period ended March 31, 2002 from $7.4 million for the same prior-year period. This increase is due to the increase in operating income offset by the decrease in other income (expense), net as compared to the same prior-year period.

Net income increased to $12.9 million for the three-month period ended March 31, 2002 from $12.6 million for the same prior-year period. Net income increased primarily because of the factors noted above in “revenue,” “gross profit,” “distributor incentives” and “selling, general and administrative” and was somewhat offset by the factors noted in “other income (expense), net” and “provision for income taxes” above.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue in 2001 increased 1% to $885.6 million from $879.8 million in 2000 primarily due to the growth in the Southeast Asia region and increased revenue from our professional employer organization business in the United States. Revenue in 2001 was negatively impacted by a weakening of foreign currencies against the U.S. dollar. In local currency, we experienced growth of 9% for 2001 compared to the prior year.

Revenue in North Asia decreased 5% to $553.9 million in 2001 from $585.4 million in 2000. The decrease in revenue was due to revenue in Japan decreasing 8% to $508.1 million in 2001 from $554.2 million in 2000. This decrease is directly attributable to a 13% weakening in the Japanese yen for 2001 compared to the prior year. In local currency, revenue in Japan increased 3% in 2001. Over our nine year history in Japan, the economy of Japan has been stagnant. While such economic times may benefit recruitment of new distributors, more severe economic challenges can negatively impact overall revenue. In 2001, the success of key Nu Skin and Pharmanex products launched as well as the successful promotion of the automatic reordering programs and the initiation of distributor personalized web sites drove growth in Japan. The decline in revenue in Japan in U.S. dollars was partially offset by an increase in revenue in South Korea of 47% to $45.8 million in 2001 from $31.2 million in 2000. In local currency, revenue in South Korea was 67% higher in 2001 compared to the prior year. The continued revenue growth in South Korea is attributed primarily to an improving economy as well as a rebound in the direct selling industry as a whole in South Korea. In addition, we successfully launched several new products and successfully promoted our automatic repurchasing program.

Revenue in Southeast Asia increased 26% to $150.3 million in 2001 from $119.5 million in 2000. In constant currency, revenue in Southeast Asia increased 33% in 2001 compared to the prior year. The increase in revenue resulted primarily from a full year of operations in Singapore, which generated $34.6 million in 2001 compared to $1.0 million in 2000 following the opening of our operations in Singapore in December 2000, as well as the commencement of operations in Malaysia in November 2001, which generated an additional $5.0 million in revenue. Success in Singapore and Malaysia has also contributed to modest growth in other markets in the Southeast Asia region, such as Hong Kong, Thailand and Australia. These increases, however, were somewhat offset by the results in Taiwan, which decreased 16% to $70.2 million in 2001 from $83.4 million in 2000. In local currency, revenue in Taiwan decreased 9% in 2001 from the prior year. Management believes, however, that sequential quarterly revenue totals indicate an overall stabilization of operations in Taiwan. Our operations in Taiwan, however, continue to be impacted by increased competition, economic pressures and an overall maturity of direct selling in that market. Local currency revenue in Taiwan increased 5% during the second quarter of 2001 compared to the first quarter of 2001, due in part to seasonal trends, decreased 1% from the second quarter of 2001 to the third quarter of 2001 and increased 2% from the third quarter of 2001 to the fourth quarter of 2001 due in part to seasonal trends.

Revenue in North America, consisting of the United States and Canada, remained nearly constant at $155.9 million in 2001 compared to $155.8 million in 2000. Revenue in the United States increased slightly to $149.0 million in 2001 from $148.6 million in the prior year. Revenue in the United States in 2001 includes an additional $16.6 million of revenue generated from our professional employer organization over the prior year. We have incubated our professional employer organization service with a view of possibly launching the service through our distributor networks at some point in the future. We currently have no intention to launch our professional employer organization service through our distributors at this time. In addition, the international convention held in the United States in February 2001 generated approximately $5.0 million in revenue from sales to international distributors attending the convention. More than offsetting this additional revenue in the United States, revenue from our core business in the United States was negatively impacted by distributor uncertainty relating to our divisional strategies and the decreased focus on unprofitable products such as the free iPhone promotion and some of our I-Link telecommunications products. In addition, the initiatives undertaken to address these concerns were implemented in early September of 2001, just prior to the tragic events of September 11, 2001, which delayed the impact of the announced changes.

Revenue in our other markets, which include our European and Latin American operations, increased 34% to $25.5 million in 2001 from $19.1 million in 2000. This increase in revenue is due to a 38% increase in revenue in Europe in U.S. dollars compared to the prior year. In local currency, revenue in Europe increased approximately 42% during 2001 compared to the prior year.

Gross profit as a percentage of revenue decreased to 79.9% in 2001 compared to 83% in 2000. The decrease in gross profit percentage resulted primarily from the weakening of the Japanese yen and other currencies relative to the U.S. dollar, which negatively impacted margins by 1.4%, and the increased revenue relating to our professional employer organization, which carries significantly lower gross margins than our other products and negatively impacted margins by 2.1%. These factors were partially offset by 0.4% gross margin improvement in Nu Skin and Pharmanex products. We purchase a significant majority of our goods in U.S. dollars and recognize revenue in local currencies. Consequently, we are subject to exchange rate risks in our gross margins.

Distributor incentives as a percentage of revenue remained constant at 39.2% in 2001 and 2000. Distributor incentives increased 1% to $347.5 million in 2001 from $345.3 million in 2000 as a result of the slight revenue increase in 2001. Prior to 2000, we restructured a portion of our compensation plan for distributors, adding short-term incentives designed to attract new distributor leaders. Management believes these changes in the compensation plan have helped to strengthen our active and executive distributors, which have increased to approximately 558,000 and 24,800 in 2001 from approximately 497,000 and 21,400 in 2000, respectively.

Selling, general and administrative expenses as a percentage of revenue decreased to 32.6% in 2001 from 33.5% in 2000. Selling, general and administrative expenses decreased to $288.6 million in 2001 from $294.7 million in 2000. The decreases resulted primarily from a weaker Japanese yen in 2001 as well as our cost-saving initiatives, including reductions in headcount and occupancy costs. Offsetting these lower expenses were the costs incurred during the first quarter in 2001 for our international distributor convention in the United States which added approximately $5.0 million in selling, general and administrative expenses. The international convention is held every 18 months and accordingly, year 2000 results did not include convention expenses.

Other income (expense), net increased $2.4 million in 2001 compared to the prior year. This increase related primarily to a $2.3 million gain from the sale of an interest in our Malaysian subsidiary due to local ownership requirements.

Provision for income taxes decreased to $29.6 million in 2001 from $34.7 million in 2000. This decrease was largely due to a decrease in operating income as compared to the prior year, offset by an increase in the effective tax rate from 36% in 2000 to 37% in 2001.

Net income decreased to $50.3 million in 2001 from $61.7 million in 2000. Net income decreased primarily because of the factors noted above in “gross profit” and “distributor incentives” and was somewhat offset by the factors noted in “revenue,” “selling, general and administrative,” “other income (expense), net” and “provision for income taxes” above.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenue in 2000 decreased 2% to $879.8 million from $894.3 million in 1999. The decrease in revenue was due to lower revenue results in Japan and Taiwan, which was partially offset by increased revenue in the United States from the operations of Big Planet, as discussed below. Fluctuations in foreign currency exchange rates positively impacted revenue in 2000 by approximately 4%.

Revenue in North Asia decreased 6% to $585.4 million compared to $619.3 million in 1999. This decrease in revenue was due to revenue in Japan decreasing 8% to $554.2 million in 2000 from $602.4 million in 1999. In local currency terms, revenue in Japan was 13% lower in 2000 versus the prior year. The decrease in revenue in Japan was largely due to challenges with distributor productivity and competition faced by us in 1999 and early in the year 2000. In addition, economic uncertainty in Japan negatively impacted revenue. In 2000, we undertook several initiatives to help stabilize revenue in Japan, including the launch of the Pharmanex business opportunity for distributors early in the year, increased focus on our automatic delivery program and the launch of the Pharmanex web site product (ePharmanex) late in the year and other initiatives. The overall decline in revenue in Japan in 2000 was somewhat offset by an increase in revenue in South Korea of 85% to $31.2 million in 2000 from $16.9 million in 1999. The revenue increase in South Korea was primarily due to significant new product launches in 2000, including Pharmanex’s weight management products and Nu Skin 180º, as well as an overall increase in the number of executive level distributors.

Revenue in Southeast Asia decreased 15% to $119.5 million in 2000, down from revenue of $140.1 million in 1999. This decline in revenue was primarily a result of revenue in Taiwan decreasing 20% to $83.4 million in 2000 from $103.6 million in 1999. Our operations in Taiwan were adversely affected by increased competition and an overall decline in sales in the direct selling industry in Taiwan, which management believes is largely due to economic concerns throughout Southeast Asia. In addition, direct selling as a distribution channel has significantly penetrated the Taiwanese market. The revenue decline in Southeast Asia was partially offset by the opening of the market in Singapore which generated $1.0 million in revenue in one month of operation in 2000. In addition, the revenue from our retail operations opened in China in 2000 was $1.2 million. Other markets in the region such as Hong Kong, Thailand, the Philippines, Australia and New Zealand were slightly down in 2000 versus 1999 due largely to economic uncertainty in the region as well as negative foreign currency impact for the year.

Revenue in North America, consisting of the United States and Canada, increased 32% to $155.8 million in 2000 from $117.9 million in 1999. This increase in revenue is due to the inclusion of a full year of operations of Big Planet following our acquisition in July 1999 as well as a full year of operations of our North America sales operations following the termination of the license agreements in March 1999. Revenue in the Big Planet division increased $32.9 million due to the timing of the acquisition as well as growth within Big Planet in the year 2000. In addition, revenue in North America, exclusive of Big Planet, increased by $5.0 million due to a full year of revenue from sales to distributors in North America during 2000, following the early 1999 acquisitions. Revenue in the United States decreased sequentially during the last two quarters of the year primarily as a result of the termination of Big Planet’s iPhone giveaway and weaker than anticipated sales during the fourth quarter holiday season. We made the strategic decision to terminate the iPhone giveaway in order to improve operating profits.

Revenue in our other markets, which include our European, Latin American and Brazilian operations, increased 13% to $19.1 million in 2000. This increase was largely due to a 35% increase in local currency revenue in Europe, which more than made up for the negative currency impact experienced in Europe in 2000 from 1999.

Gross profit as a percentage of revenue remained constant at 83% in 2000 and 1999. Our gross margin in 2000 was positively impacted by the strengthening of the Japanese yen and other Asian currencies relative to the U.S. dollar, higher margin sales to distributors in the United States following the termination of our license agreement with Nu Skin USA, increased local manufacturing efforts and reduced duty rates. We purchase a significant majority of goods in U.S. dollars and recognize revenue in local currencies. Consequently, we are subject to exchange rate risks in our gross margins. This positive impact was offset by the overall growth in revenue from Big Planet in 2000, which includes revenue from lower margin technology products and services.

Distributor incentives as a percentage of revenue increased to 39.2% in 2000 from 38.8% in 1999. The primary reason for the increase in 2000 was the termination of our license agreement with Nu Skin USA, which resulted in the beginning of product sales directly to distributors in the United States and the payment of the requisite commissions related to those sales. In addition, we have enhanced our compensation plan for distributors, adding short-term incentives for emerging distributor leaders. This resulted in a slight increase in distributor incentives.

Selling, general and administrative expenses as a percentage of revenue increased to 33.5% in 2000 from 29.7% in 1999. In U.S. dollar terms, selling, general and administrative expenses increased to $294.7 million in 2000 from $265.8 million in 1999. This increase of $28.9 million was due primarily to an additional $18.3 million of selling, general and administrative expenses related to the assumed operations of Big Planet for a full year in 2000 compared to selling, general and administrative expenses from Big Planet following its acquisition in mid-1999. In addition, we incurred an incremental $6.7 million of overhead expenses during 2000 compared to 1999 for operations in North America following the acquisition of certain assets from Nu Skin USA in March 1999 and the North American Affiliates in May 1999. Selling, general and administrative expenses also increased due to a stronger Japanese yen in 2000. On a local currency basis, selling, general and administrative expenses in foreign markets declined slightly in 2000 from 1999, but due to a stronger Japanese yen, the U.S. dollar amount of these expenses increased by approximately $4 million.

Other income (expense), net increased $7.4 million in 2000 compared to the prior year primarily as a result of the foreign currency gains resulting from favorable exchange rate fluctuations between the U.S. dollar and the Japanese yen within our currency hedging program. In addition, our interest expense decreased by approximately $1 million relating to the pay down of our long-term debt.

Provision for income taxes decreased to $34.7 million in 2000 from $41.7 million in 1999. This decrease is primarily related to lower income earned in 2000 versus 1999, which was somewhat offset by the higher effective tax rate of 36% in 2000 versus 32.5% in 1999. The lower effective tax rate in 1999 was due to the improved ability to utilize foreign tax credits as a result of our global tax restructuring plans in that period.

Net income decreased to $61.7 million in 2000 from $86.7 million in 1999. Net income decreased primarily because of the factors noted above in “revenue,” “distributor incentives” and “selling, general and administrative” and was somewhat offset by the factors noted in “other income (expense), net” and “provision for income taxes” above.

Liquidity and Capital Resources

Historically, our principal needs for funds have been for operating expenses including distributor incentives, working capital (principally inventory purchases), capital expenditures and the development of operations in new markets. We have generally relied on cash flow from operations to meet our cash needs and business objectives without incurring long-term debt to fund operating activities.

We typically generate positive cash flow from operations due to favorable gross margins, the variable nature of distributor incentives, which comprise a significant percentage of operating expenses, and minimal capital requirements. We generated $15.1 million in cash from operations during the three months ended March 31, 2002 compared to $6.1 million during the three months ended March 31, 2001. This increase in cash generated from operations in 2002 compared to the same prior-year period is primarily related to increased operating profits as well as reduced taxes paid in 2002 versus 2001, in part due to the utilization of foreign tax credits, and was somewhat offset by purchases of inventory for operations in Japan, our largest market.

As of March 31, 2002, working capital was $153.7 million compared to $152.5 million as of December 31, 2001. Cash and cash equivalents at March 31, 2002 and December 31, 2001 were $73.8 million and $75.9 million, respectively.

On March 6, 2002, we paid $4.8 million, including transaction costs, to acquire a portable laser-based tool that can measure specific physical benefits of taking dietary supplements. In addition to the cash payment, the purchase price also included the issuance of approximately $900,000 or 106,667 shares of our Class A common stock and includes contingent payments approximating $8.5 million and up to 1.2 million shares of our Class A common stock if specific development and revenue targets are met. On April 19, 2002, we acquired First Harvest International, LLC, a small dehydrated food manufacturer. The purchase price was approximately $3.5 million. Products manufactured by First Harvest will be sold by Big Planet Mall and will be used in implementing a new humanitarian initiative for distributors.

Capital expenditures, primarily for equipment, computer systems and software, office furniture and leasehold improvements were $2.7 million for the three-month period ended March 31, 2002, and $15.1 million for the year ended December 31, 2001. In addition, we anticipate additional capital expenditures in 2002 of approximately $20 million to further enhance our infrastructure, including enhancements to computer systems and Internet related software in order to expand our Internet capabilities as well as further expansion of our retail stores and related infrastructure in China.

Our long-term debt consists of 9.7 billion Japanese yen of ten-year senior notes, or the notes, to The Prudential Insurance Company of America. The notes bear interest at an effective rate of 3.03% per annum and are due October 2010, with annual principal payments beginning October 2004. As of March 31, 2002, the outstanding balance on the notes was 9.7 billion Japanese yen, or $73.1 million.

On May 10, 2001, we entered into a $60.0 million revolving credit agreement, or the revolving credit facility, with Bank of America, N.A. and Bank One, Utah N.A. for which Bank of America, N.A. acted as agent. The proceeds may be used for working capital, capital expenditures and other purposes including repurchases of our outstanding shares of Class A common stock. There were no significant outstanding balances relating to the revolving credit facility as of March 31, 2002. The revolving credit facility was reduced to $45.0 million on May 10, 2002, and will be further reduced to $30.0 million on May 10, 2003. The revolving credit facility is set to expire on May 10, 2004. The Japanese notes and the revolving credit facility are both secured by a guaranty of our material subsidiaries and by a pledge of 66% of the outstanding stock of Nu Skin Japan.

Since August 1998, our board of directors has authorized us to repurchase up to $70 million of our outstanding shares of Class A common stock. The repurchases are used primarily to fund our equity incentive plans. As of March 31, 2002, we had repurchased a total of approximately 6.9 million shares of our Class A common stock for an aggregate price of approximately $60.1 million.

In February 2002, our board of directors authorized us to declare a quarterly cash dividend of $0.06 per share for all classes of common stock. This quarterly cash dividend of $4.9 million was paid on March 27, 2002, to stockholders of record on March 8, 2002. On May 9, 2002, our board of directors authorized us to declare a quarterly cash dividend of $0.06 per share for all classes of common stock. This quarterly cash dividend of $4.9 million was paid on June 26, 2002 to stockholders of record on June 7, 2002. In addition, we anticipate that the board of directors will continue to declare quarterly cash dividends throughout the remainder of 2002. We believe that the cash flows from operations will be sufficient to fund our future dividend payments.

We had related party payables of $6.9 million and $7.1 million at March 31, 2002 and December 31, 2001, respectively. In addition, we had related party receivables of $12 million and $13 million, respectively, on those dates. These balances are largely related to our acquisition of Big Planet, Inc. and the acquisition of certain assets of Nu Skin USA, which were completed during 1999 as well as a $6.4 million loan to a significant stockholder, partly collateralized by our stock. This loan was repaid with shares of our stock on May 3, 2002.

We believe we have sufficient liquidity to meet our obligations on both a short and long-term basis. We currently believe that existing cash balances together with future cash flows from operations will be adequate to fund the cash needs relating to the implementation of our strategic plans. The majority of our expenses are variable in nature and as such, a potential reduction in the level of revenue would reduce our cash flow needs. However, in the event that our current cash balances, future cash flow from operations and current lines of credit are not sufficient to meet our obligations or strategic needs, we would consider raising additional funds in the capital or equity markets or restructuring our current debt obligations. Additionally, we would consider realigning our strategic plans including a reduction in capital spending and a reduction in the level of stock repurchases or dividend payments.

The following table sets forth payments due by period for contractual obligations as of December 31, 2001 (in thousands):

	Total	0-3 Years	4-5 Years	After 5 years
Long-term debt	$73,718	$10,531	$21,062	$42,125
Capital lease obligations	Nil	Nil	Nil	Nil
Operating leases(1)	36,988	16,543	5,434	15,011
Unconditional purchase obligations(2)	n/a	n/a	n/a	n/a
Other long-term obligations(2)	n/a	n/a	n/a	n/a

Total contractual cash obligations	$110,706	$27,074	$26,496	$57,136

(1)
Operating leases includes corporate office and warehouse space with two related party entities, which totaled $3.3 million for the year ended December 31, 2001 and is $19.8 million of the total operating lease commitment.

(2)
We enter into ordinary purchase, supply and consulting or other contracts as part of our ongoing operations. As of March 31, 2002, we had no material unconditional purchase obligations or other long-term obligations.

Seasonality

In addition to general economic factors, the direct selling industry is impacted by seasonal factors and trends such as major cultural events and vacation patterns. For example, most Asian markets celebrate their respective local New Year in the first quarter, which generally has a negative impact on that quarter. We believe that direct selling in Japan, the United States and Europe is also generally negatively impacted during the month of August, which is in our third quarter, when many individuals, including our distributors, traditionally take vacations.

Distributor Information

The following table provides information concerning the number of our active and executive distributors as of the dates indicated. Active distributors are those distributors who were resident in the countries in which we operated and purchased products during the three months ended as of the date indicated. An executive distributor is an active distributor who has achieved required monthly personal and group sales volumes.

	As of December 31,						As of March 31,
	1999		2000		2001		2001		2002
	Active	Executive	Active	Executive	Active	Executive	Active	Executive	Active	Executive
North Asia	311,000	14,601	301,000	14,968	319,000	16,891	287,000	14,994	311,000	17,727
Southeast Asia	113,000	3,419	100,000	3,044	137,000	4,540	104,000	3,110	138,000	4,992
North America	70,000	2,547	74,000	2,632	76,000	2,419	74,000	2,506	75,000	2,331
Other Markets	16,000	438	22,000	737	26,000	989	23,000	839	26,000	1,028

Total	510,000	21,005	497,000	21,381	558,000	24,839	488,000	21,449	550,000	26,078

Quarterly Results

The following table sets forth selected unaudited quarterly data for the periods shown (in millions, except per share amounts):

	2000				2001				2002
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter
Revenue	$213.6	$227.0	$215.6	$223.6	$210.3	$218.6	$224.2	$232.6	$216.1
Gross profit	179.3	188.4	178.7	184.0	167.7	175.3	178.3	186.2	172.0
Operating income	21.5	25.3	23.9	19.7	13.0	20.2	19.7	18.6	20.5
Net income	$14.9	$15.7	$15.0	$16.2	$12.6	$11.6	$12.5	$13.6	$12.9

Net income per share:
Basic	$0.17	$0.18	$0.18	$0.19	$0.15	$0.14	$0.15	$0.16	$0.16

Diluted	$0.17	$0.18	$0.18	$0.19	$0.15	$0.14	$0.15	$0.16	$0.16

Recent Accounting Pronouncements

In September 2001, the EITF issued EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products,” which addresses the accounting for consideration given by a vendor to a customer or a reseller of the vendor’s products. As we were previously reporting revenue in a manner consistent with this guidance, the adoption of EITF 01-09 did not have a significant effect on our financial statements.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS 143 is effective as of January 1, 2003. We are currently evaluating the impact of this new guidance.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses the accounting and reporting for the impairment and disposal of long-lived assets. We have adopted SFAS 144 effective January 1, 2002 and this adoption did not have a significant effect on our financial statements.

In May 2002, the FASB issued SFAS No. 145, “Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections” as of April 2002. We are currently evaluating the impact of this new guidance.

Currency Risk and Exchange Rate Information

A majority of our revenue and many of our expenses are recognized primarily outside of the United States, except for inventory purchases which are primarily transacted in U.S. dollars from vendors in the United States. Each subsidiary’s local currency is considered the functional currency. All revenue and expenses are translated at weighted average exchange rates for the periods reported. Therefore, our reported revenue and earnings will be positively impacted by a weakening of the U.S. dollar and will be negatively impacted by a strengthening of the U.S. dollar. For example, in 2001, the Japanese yen significantly weakened, which reduced our operating results on a U.S. dollar reported basis. Our 2002 operating results could be similarly harmed if the Japanese yen weakens from current levels. Given the uncertainty of exchange rate fluctuations, we cannot estimate the effect of these fluctuations on our future business, product pricing, results of operations or financial condition.

We seek to reduce our exposure to fluctuations in foreign exchange rates through the use of foreign currency exchange contracts, through intercompany loans of foreign currency and through our Japanese yen denominated debt. We do not use derivative financial instruments for trading or speculative purposes. We regularly monitor our foreign currency risks and periodically take measures to reduce the impact of foreign exchange fluctuations on our operating results.

As of January 1, 2001, we adopted Statement of Financial Accounting Standard No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities.” The adoption of SFAS 133 did not have a significant impact on our consolidated financial statements. SFAS 133 requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value, which we do. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intended use of the derivative and its resulting designation. Our foreign currency derivatives are comprised of over-the-counter forward contracts with major international financial institutions. As of March 31, 2002, we had $86.5 million of these contracts with expiration dates through April 2003. All of these contracts were denominated in Japanese yen. For the three months ended March 31, 2002, we recorded $2.3 million of gains in operating income, and $35,000 in other comprehensive income related to our forward contracts. For the year ended December 31, 2001, we recorded $7.6 million of gains in operating income and $8.8 million in other comprehensive income related to our forward contracts. Based on our foreign exchange contracts at March 31, 2002, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Japanese yen would not represent a material potential loss in fair value, earnings or cash flows against these contracts. This potential loss does not consider the underlying foreign currency transaction or translation exposures to which we are subject.

Following are the weighted average currency exchange rates of U.S. $1 into local currency for each of our international or foreign markets in which revenue exceeded U.S. $5 million for at least one of the quarters listed:

	2000				2001				2002
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter
Japan(1)	107.1	106.7	107.7	110.1	118.3	122.6	121.5	123.8	132.5
Taiwan.	30.8	30.6	31.1	32.4	32.5	33.4	34.6	34.5	35.0
Hong Kong	7.8	7.8	7.8	7.8	7.8	7.8	7.8	7.8	7.8
South Korea	1,124.8	1,115.6	1,115.4	1,165.0	1,272.5	1,305.5	1,291.6	1,287.1	1,314.9
Singapore(2)	—	—	—	—	1.7	1.8	1.8	1.8	1.8
Malaysia(3)	—	—	—	—	—	—	—	—	3.8

(1)	As of June 10, 2002, the exchange rate of U.S. $1 into the Japanese yen was approximately 124.1.
(2)	We commenced operations in Singapore during the fourth quarter of 2000.
(3)	We commenced operations in Malaysia during the fourth quarter of 2001.

BUSINESS

General

Nu Skin Enterprises is a leading, global direct selling company. We develop and distribute premium-quality, innovative personal care products and nutritional supplements, which are sold worldwide under the Nu Skin and Pharmanex brands. We are one of the largest direct selling companies in the world with 2001 revenue of $886 million and a global network of approximately 550,000 active independent distributors. Approximately 26,000 of our active distributors have achieved executive distributor status under our global compensation plan. Our executive distributors play an important leadership role in our distribution network and are critical to the growth and profitability of our business. We currently operate in 34 countries throughout Asia, the Americas and Europe.

We develop and market branded consumer products that we believe are well-suited for direct selling. Our distributors market and sell our products by educating consumers about the benefits and distinguishing characteristics of our products and by providing personalized customer service. Through dedicated research and development, we continually develop and introduce new products and enhance our existing line of Nu Skin and Pharmanex products to provide our distributors with a differentiated portfolio of premium products. We are able to attract and motivate high-caliber independent distributors because of our focus on developing innovative products, our attractive global compensation system and our advanced technological distributor support.

Our Competitive Strengths

Innovative, Premium-Quality, Branded Product Offerings.    We have developed a portfolio of branded consumer products that we believe has wide consumer appeal, leads to repeat purchases and provides our distributors with compelling sales opportunities. Through our approximately 75 research scientists and related personnel, our three research facilities and our extensive relationships with leading research institutions, we are able to regularly develop and introduce premium-quality, innovative products. We believe our products have achieved healthy brand awareness within our key markets as a result of the sales efforts of our distributors. We occasionally augment the efforts of our distributors by engaging in corporate-level promotions, such as sponsorship of the U.S. Olympic team and the 2002 Winter Olympic Games.

Established Global Network of Approximately 550,000 Active Distributors.    We believe our global network marketing distribution system enables us to successfully introduce new products and to enter and service new markets in a cost effective manner. Of our more than 550,000 active distributors, approximately 26,000 have achieved executive level status, a leadership position attained by meeting and maintaining monthly sales targets over a required period of time. These executive distributors have developed extensive distribution networks, the members of which we refer to as downline distributors.

Industry-Leading Technological Infrastructure.    We have invested over $100 million in our technological infrastructure over the past five years, including the acquisition of Big Planet. We believe these investments have allowed us to increase our effectiveness and efficiency as well as that of our distributors. Our technology allows our distributors to create personalized web sites that we host, maintain and populate with updated product information and sales and marketing aides. Our Internet infrastructure also provides distributors with an electronic commerce platform, allows them to monitor and manage their business in real time and improves communication among our distributors, their downline networks and us. We believe that by supporting our distributors with advanced technology we have been able to attract and retain high-caliber distributors, increase distributor efficiency and reduce our operating costs.

Compelling Global Distributor Compensation Plan.    We believe our compensation plan is among the most financially rewarding plans offered by leading direct selling companies. We also believe that we have one of the only plans that allows distributors to earn commissions for sales in other countries on the same basis as for sales in their home countries. This compensation plan encourages our distributors to expand their downline networks into new countries and has helped us to rapidly enter a number of key markets with limited investment. For example, in Singapore, we were able to achieve approximately $35 million in revenue during 2001, our first full year of operations, after investing only $5 million to open that market.

Strong Cash Flow and Balance Sheet.    Our business model generates significant cash from operations, allowing us to continually invest in new products and markets. During 2001, we generated cash from operations of $74 million, 46% of which we returned to our stockholders in the form of dividends and share repurchases. We have a strong balance sheet, with cash of $74 million, long-term debt of $73 million and total stockholders’ equity of $384 million, as of March 31, 2002.

Our Growth Strategy

Expand into New Geographic Markets.    A significant component of our growth strategy is to expand into new geographic markets. In the last two years, we commenced operations in Singapore and Malaysia and established an initial presence in China. We currently distribute a line of our locally produced personal care products through 32 retail locations in China that we operate using an employed sales force as required by current regulations in China. By early 2003, we intend to significantly increase the number of retail locations we operate in China, introduce our line of Nu Skin-branded products and allow our top-level distributors from outside China to assist us in recruiting and training sales employees for these stores. In 2001, China was admitted to the World Trade Organization and as a result, China has agreed to ease its current restrictions on direct selling by December 2004. If these restrictions are eased, we may modify our China business model to more closely reflect the distribution system we use in other markets.

Develop New Products.    We intend to capitalize on our research and development expertise and our strong cash flow generation by continuing to invest in the development of innovative new products. We believe this will allow us to maintain differentiated product offerings and increase revenue. In 2001, 59% of our revenue came from new or enhanced products introduced or reformulated since the beginning of 2000. Our product launches in 2001 included two specialty skin care treatments, Tru Face Line Corrector and the Galvanic Spa System, as well as an enhanced reformulation of LifePak, our flagship nutritional supplement. In late 2002, we expect to introduce an innovative Nu Skin acne system and a Pharmanex product intended to minimize the impact of stress on the body.

Introduce Innovative Distributor Sales and Marketing Tools and Programs.    We intend to further penetrate our target markets by developing innovative sales and marketing tools and programs to increase distributor productivity and to attract new distributors. For example, in early 2003 we intend to introduce to our distributors a portable laser-based tool that can measure specific physical benefits of taking dietary supplements. We believe the use of this measurement tool by our distributors will help drive sales of our nutritional supplements and will aid in the recruitment and retention of distributors and customers.

Leverage Technological Capabilities.    Our technological capabilities have enabled us to develop automatic delivery programs that increase our revenue and lower our order processing costs by automatically delivering our products to customers on a monthly basis. We plan to increase the use of automatic delivery programs and our web-based ordering system as well as enhance our web-based communications capabilities. We believe that by leveraging our technological capabilities we will be able to increase our revenue by better attracting and retaining distributors and customers. In addition, we believe that our technology will help us improve our overall operating margins through cost savings.

Our Product Divisions

We have three product divisions: Nu Skin, which offers personal care products; Pharmanex, which offers nutritional products; and Big Planet, which offers Internet and telecommunications products as well as other products through our online mall, and through which we have developed advanced technological sales tools and programs for our distributors.

Presented below are the U.S. dollar amounts and percentages of revenue from the sale of Nu Skin, Pharmanex and Big Planet products and services for each of the years ended December 31, 1999, 2000 and 2001, and for the three months ended March 31, 2001 and March 31, 2002 (unaudited). This table should be read together with the information presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which discusses the costs associated with generating the aggregate revenue presented:

Revenue by Product Category
(in millions)(1)

	Year Ended December 31,						Three Months Ended March 31,
	1999		2000		2001		2001		2002
	$	%	$	%	$	%	$	%	$	%
Product Category:
Nu Skin	$503.6	56.3%	$441.7	50.2%	$423.7	47.8%	$100.1	47.6%	$103.9	48.0%
Pharmanex	379.2	42.4	383.8	43.6	396.3	44.8	93.4	44.4	97.5	45.2
Big Planet(2)	11.5	1.3	54.3	6.2	65.6	7.4	16.8	8.0	14.7	6.8

Total	$894.3	100.0%	$879.8	100.0%	$885.6	100.0%	$210.3	100.0%	$216.1	100.0%

(1)
In 2001, over 83% of our sales were transacted in foreign currencies that are converted to U.S. dollars for financial reporting purposes at weighted average exchange rates. The revenue reported above, therefore, masks local currency revenue growth during 2001 because of foreign currency fluctuations. Foreign currency fluctuations negatively impacted reported revenue in 2001 by 9% compared to 2000 and positively impacted reported revenue in 2000 by 4% compared to 1999.

(2)
We acquired Big Planet in July 1999. Accordingly, the table above only reflects revenue for the period during which we owned Big Planet (i.e., from and after July 13, 1999). Big Planet’s revenue for the year ended December 31, 1999 was $22 million. In addition, Big Planet includes revenue from our professional employer organization in 2000 and 2001.

Nu Skin

Nu Skin is our original product line and offers over 100 premium-quality personal care products in the areas of daily skin care, specialty skin treatments, ethnobotanical personal care and other specialty products.

Our strategy is to leverage our network marketing distribution model to establish Nu Skin as an innovative leader in the personal care market. We are committed to continuously improving and evolving our product formulations to incorporate innovative and proven ingredients while excluding those that we believe are detrimental to consumers. For example, we recently introduced the Nu Skin Nutricentials concept, a new approach to daily skin care that draws from the nutritional research and expertise of our Pharmanex division. Other examples include our Nu Skin 180º Anti-Aging Skin Therapy system, a scientifically advanced skin care system designed to fight the signs of aging, and Tru Face Line Corrector, an innovative product utilizing pro-collagen peptides that helps soften facial lines. Our educated distributor force provides consumers with detailed information and instruction about our Nu Skin products and guidelines for using the products most effectively, thereby enabling us to bring more sophisticated ideas and technologies to market.

Nu Skin offers products individually and in comprehensive product sets that include a variety of products in each product line. The following table summarizes the current Nu Skin product line by category. Revenue percentages in the table are for the year ended December 31, 2001:

Category	Description	Selected Products

Daily Skin Care 40% of Nu Skin division revenue	Our premier line of daily skin care products consists of cleansers, toners, and moisturizers. We recently introduced our Nutricentials line of products fortified with topically applied nutrients.	Creamy Cleansing Lotion Night Supply Nourishing Cream NaPCA Moisturizer Moisture Restore Day Enhancer Celltrex Ultra

Specialty Skin Treatments 18% of Nu Skin division revenue	Our specialty skin treatments are designed to help prevent and reverse the signs of aging and environmental stress.	NuSkin 180º Anti-Aging Skin Therapy Tru-Face Line Corrector Galvanic Spa System

Ethnobotanicals 8% of Nu Skin division revenue	Our Epoch line is distinguished by the inclusion of ingredients used by indigenous cultures. In addition, we contribute a percentage of our proceeds from Epoch sales to charitable causes.	Glacial Marine Mud Ava Puhi Moni Shampoo Ice Dancer Leg Gel Everglide Shaving Gel

Other—Specialty Products 34% of Nu Skin division revenue	Our personal care portfolio also includes daily use products such as hair care and color cosmetics.	DailyKind Mild Shampoo FreeFall Detangling Spray StylinGel Undeviating Lipstick Subtle Effects Blush Finishing Powder

Pharmanex

We currently offer approximately 50 Pharmanex proprietary nutritional products. We are committed to providing our customers with high-quality, standardized and scientifically substantiated nutritional supplements. Pharmanex nutritional supplements include our flagship LifePak line of multivitamin, mineral and phytonutrient supplements, which we currently sell in all of our major markets. LifePak sales accounted for 18% of our total revenue and 40% of Pharmanex revenue in 2001. In 2001, we introduced a reformulated anti-aging version of LifePak. We also offer a line of targeted Pharmanex nutritional supplements, weight management products and other specialty products. We design Pharmanex nutritional products to promote healthy, active lifestyles and general well-being when used in conjunction with proper diet and exercise.

We believe that the global nutritional supplement market is growing as a result of changing dietary patterns, an increasingly health-conscious population and a growing body of scientific evidence supporting the benefits of using dietary supplements. We also believe that direct selling is a more effective method of marketing high-quality nutritional supplements than traditional retailing channels because our distributors are able to educate consumers about the benefits of our nutritional supplements and to differentiate the quality and benefits of our products from those offered by competitors.

Our strategy is to further expand our nutritional supplement business by continuing to introduce new, innovative products based on extensive research and development. We also intend to expand existing relationships with major universities and research centers to develop new supplements and support research studies to validate the efficacy of our products. Our product development efforts are focused in the area of anti-aging and weight management, both of which we believe will present significant growth opportunities for us over the next several years. We avoid the use of stimulants and any ingredients that are reported to have any long-term addictive or harmful effects, even if the short-term effects may be desirable. We are continuously looking for ways to help our distributors market nutritional supplements. We recently completed the acquisition of a company with exclusive rights to a patented laser-based tool that can measure specific physical benefits of taking dietary supplements. We anticipate introducing a device incorporating this technology as a sales tool for our distributors in early 2003.

We use our “6S Quality Process” to standardize our nutritional supplements and provide a consistent level of the desired active compounds in our products. We believe that this 6S Quality Process enhances our ability to provide consumers with safe, effective and consistent products. The 6S Quality Process generally involves the following steps:

●
Selection.    Conducting a scientific review of research and databases in connection with the selection of potential products and ingredients, and determining the authenticity, usefulness and safety standards for potential products and ingredients.

●	Sourcing. Investigating potential sources, evaluating the quality of sources and performing botanical and chemical evaluations where appropriate.

●	Structure. Determining the structural profile of natural compounds and active ingredients.

●	Standardization. Standardizing the product dosage of its biologically relevant active ingredients.

●	Safety. Assessing safety from available research and, where necessary, performing additional tests such as microbial tests and chemical analyses for toxins and heavy metals.

●	Substantiation. Reviewing documented pre-clinical and clinical trials and, where necessary and appropriate, initiating studies and clinical trials sponsored by Pharmanex.

The following table summarizes the current Pharmanex product lines by category. Revenue percentages in the table are for the year ended December 31, 2001:

Category	Description	Selected Products

Vitamin-Mineral Supplements 40% of Pharmanex division revenue	Our LifePak family of daily supplements is designed to provide a beneficial mix of nutrients including vitamins, minerals and antioxidants.	LifePak LifePakWomen LifePakPrime LifePakTrim LifePakTeen

Targeted Nutritional Solutions 30% of Pharmanex division revenue	Our self-care dietary supplements are designed to provide consumers with a specific, consistent level of the desired dosage of the important components of the supplement.	Cholestin CordyMaxCs-4 TeGreen97 BioGingko27/7 ReishiMax ImmuneFormula EnergyFormula

Weight Management 13% of Pharmanex division revenue	Our Body Design line of weight loss products was created to capitalize on the sports fitness market as well as to create a presence in the growing weight management category.	Overdrive FibreNet CraveEase Body Design meal replacement products

Other—Specialty Products 17% of Pharmanex division revenue	Our portfolio of other nutritional products includes healthy drinks and other specialty wellness products.	SplashC Appeal AloeDrink

Big Planet

Big Planet products are designed to allow our distributors and customers to “power their businesses” with technology-based products and services and “convert their homes” with products and services that generate commissionable sales for distributors. Products that are designed to allow distributors to “power their businesses” include individual, personalized distributor websites that grant consumers easy and convenient access to information about our products and services. We host these websites for our distributors and populate them with information relating to our business, products and new initiatives as well as providing sales and marketing materials. Distributors also have the ability to configure their individual websites to customize their marketing efforts and to conduct e-commerce activities across all of our product lines, by seamlessly integrating their sites with our websites and our electronic order and distribution system. Online orders placed by a customer are credited to the appropriate distributor and are automatically routed through our electronic ordering system, and products are shipped by us directly to the customer. We believe this web-based approach greatly simplifies and enhances the ordering experience for our distributors and customers while at the same time helping to reduce our overall operating costs. Other Big Planet products designed to enhance distributor activity include online software tools which help our distributors to monitor their sales activity in real time, as well as set up meetings, communicate with their sales organizations and conduct electronic-based marketing efforts.

Big Planet products are also designed to allow consumers to “convert their homes” with products and services that generate commissionable sales for distributors. These products and services include our Internet access and web site hosting, domestic and international long distance telecommunications services, paging products and services and personal 800 numbers. Our Internet services include web hosting and Internet access offered to our customers in the United States through our 2,000 local dial-up access sites. In Japan and Taiwan, we offer Internet access through third-party Internet service providers who co-brand their services with Big Planet. We also offer selected third-party merchandise to our distributors and customers through an online shopping website called the Big Planet Mall (www.bpmall.com).

We believe our Big Planet operations help to attract a new, more technologically sophisticated demographic of distributors to our business. We believe that a significant number of these individuals are people who would not ordinarily be attracted to a more conventional direct sales business. Our experience indicates that upon joining our business, many distributors attracted by our Big Planet products and services will also begin to purchase and distribute our Nu Skin and Pharmanex products, which offer comparatively high levels of commissionable sales volume. In this way, we believe Big Planet helps to drive revenue for our other product lines.

Since 2000, we have incubated a small professional employer organization that provides small to mid-sized businesses with outsourced payroll administration, benefits administration, risk management and human resources services. We do not plan to market the professional employer organization service through our distributors or actively expand this business in the foreseeable future. In 2001, revenue from this organization represented 38% of Big Planet revenue. In 2001, apart from revenue from our professional employer organization, 52% of Big Planet revenue was from Internet service, 29% was from telecommunications and long distance services, 8% was from web site hosting and 11% was from miscellaneous products.

Sourcing and Production

Nu Skin.    In order to maintain high product quality, we acquire our ingredients and products from suppliers that we believe are reliable, reputable and provide us with ingredients and products we believe to be of high quality. For approximately nine years, we have acquired ingredients and products from one unaffiliated supplier that currently manufactures approximately 50% of our Nu Skin personal care products. Our contract with our major supplier expires December 2002, but is expected to be renewed for an additional term. We also have ongoing relationships with secondary and tertiary suppliers who supply almost all of our remaining products and ingredients. We believe that, in the event we are unable to source any products or ingredients from our major supplier, we could produce or replace those products or substitute ingredients from our secondary and tertiary suppliers without great difficulty or significant increases in our cost of goods sold.

Due to Chinese government restrictions on the importation of products, we established our own manufacturing facility near Shanghai, China in 2001. At this facility, we currently manufacture some of our locally-produced personal care products sold primarily through our retail stores in China. As part of our expansion initiatives, we are beginning to manufacture Nu Skin-branded personal care products for sale in China beginning early 2003. A small portion of the output from this facility is exported to our other markets.

Pharmanex.    Substantially all of our Pharmanex nutritional supplements and ingredients, including LifePak, are produced or provided by third-party suppliers that we consider to be among the best suppliers of these products and/or ingredients. We currently rely on two unaffiliated suppliers, one of which supplies 38% and the other of which supplies 27% of our Pharmanex nutritional supplements. We believe that, in the event we were unable to source any products or ingredients from these suppliers or our other current suppliers, we could produce or replace these products or substitute ingredients without great difficulty or significant increases in our cost of goods sold. We also maintain an extraction and processing facility located in Huzhou, Zhejiang Province, in China, where we currently produce the extracts for our TeGreen 97 and Reishi products.

We obtain one of our nutritional supplements, Cordymax Cs-4, from a sole supplier in China pursuant to a contract expiring in 2006. The Cordymax Cs-4 contract has a minimum purchase requirement pursuant to which we must purchase up to $720,000 worth of products per year. In the event we are unable to source  Cordymax Cs-4 from this supplier, we would be forced to discontinue offering our Cordymax Cs-4 product, which accounted for less than 5% of our Pharmanex division revenue for the three months ended March 31, 2002.

To help ensure the quality of Pharmanex products, we have implemented an extensive quality control process designed to maintain tight quality controls through all stages of development, including the sourcing of raw materials and the manufacturing and packaging of our products. During investigations of potential sources of botanical raw materials, we conduct analyses of samples from each potential source. Suppliers are chosen based on the quality and concentration level of the active ingredients present in the source. We also maintain close working relationships with the manufacturers of our products and their quality control departments to implement quality assurance programs that meet our requirements. We regularly check and monitor their compliance with these programs. Our selection and retention of manufacturers is driven by their ability to meet our strict quality control criteria.

Big Planet.    Except for our web hosting, email, online distributor tools and Big Planet Mall, substantially all of the Big Planet services and products we offer are currently contracted or sourced from unaffiliated third-parties pursuant to contractual arrangements. For example, we have contracted with Qwest Communications to provide long distance telephone and Internet access services and I-Link, Incorporated to provide voice-over-Internet services and enhanced telecommunication services. By acting as a reseller of these services, we are able to avoid the large capital deployment and investment that would be required to build the infrastructure necessary to provide these services. However, our profit margins and ability to deliver quality services at competitive prices depend upon our ability to negotiate and maintain favorable terms with our third-party providers. Distributors receive commissions based on our gross margin on each sale of Big Planet products or services, including monthly recurring service charges, or based on the commission received by us with respect to products sold directly by third-party vendors to our customers. In addition to the online software tools we have developed internally, we source complementary tools from third-party vendors to enhance our suite of distributor tools.

Research and Development

We have made substantial investments to increase our research and development capabilities. Our research and development expenditures were approximately $8 million in 1999, $9 million in 2000, $7 million in 2001 and $2 million for the three months ended March 31, 2002. The majority of our recent research and development activity has been directed towards our Pharmanex products. Much of our Pharmanex research to date has been conducted in China, where we benefit from a very low cost labor pool that enables us to conduct research and clinical trials at a much lower cost than we would incur in the United States. We recently opened a laboratory adjacent to our office complex in Provo, Utah, which houses both Pharmanex and Nu Skin research facilities and technical personnel. Because of our commitment to product innovation, we will continue to commit significant resources to research and development in the future. Research and development costs are expensed as incurred.

We believe that we are one of the few nutritional supplement companies in the United States that has a research and development program modeled after the pharmaceutical industry. We believe that this research and development capability provides us with an important competitive advantage in the industry. We employ approximately 50 scientists and 25 support personnel at our dedicated research and development centers in Shanghai, China and Beijing, China and at our Provo, Utah offices. We also have working relationships with 150 other independent scientists including an advisory board comprised of recognized authorities in various related disciplines. In addition, we evaluate a significant number of product ideas presented to us by outside sources.

We have established collaborative agreements with two prominent universities and research institutions in China: Shanghai Medical University and Beijing Medical University. The staffs of these institutions include scientists with expertise in natural product chemistry, biochemistry, pharmacology and clinical studies. Our research and development center in Shanghai coordinates and validates our collaborative efforts with these institutions. We also occasionally collaborate with other major universities in the United States and other countries. Some of the university research centers that we have worked with include UCLA, the Rippe Center for Clinical Lifestyle Research, Columbia University, the University of Kansas, the University of Hong Kong School of Medicine and Taiwan Academia Sinica.

For product development support in our Nu Skin personal care line, we rely on an advisory board comprised of recognized authorities in various disciplines as well as an in-house staff of research and marketing professionals. We also have entered into an agreement with the Stanford University Medical Center for directed research and clinical trials of Nu Skin products and materials. These activities are conducted at the Nu Skin Center for Dermatological Research at Stanford University’s School of Medicine. This center focuses on scientific investigation, dermatology research, product development and clinical trials. We believe our strategic alliances provide important access to innovative product concepts.

Geographic Sales Regions

For information on revenue for each of the geographic regions in which we operated for the years ended December 31, 1999, 2000 and 2001, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 18 to our consolidated financial statements found elsewhere in this prospectus.

North Asia.    The North Asia region currently consists of our markets in Japan and South Korea. Japan is our largest market with revenue of approximately $508 million in 2001 and approximately $117 million for the three months ended March 31, 2002. According to the World Federation of Direct Selling Associations, the direct selling channel in Japan generated sales of approximately $23 billion of goods and services in 2000, making Japan the second largest direct selling market in the world. Substantially all of our Nu Skin personal care products and a majority of our Pharmanex nutritional supplements, including LifePak, our leading multi-vitamin and mineral supplement, are available in the Japanese market. We have introduced a number of our Big Planet technology products and services into Japan including Internet service offered through a third-party provider, personalized web sites, computers and online software tools. According to the World Federation of Direct Selling Associations, the direct selling channel in South Korea generated sales of approximately $3 billion of goods and services in 2001. Our revenue in this market was $46 million in 2001 and $14 million in the three months ended March 31, 2002, which represents a 75% increase over the three months ended March 31, 2001. We currently offer the majority of our Nu Skin personal care products and approximately one-half of our Pharmanex nutritional supplements in South Korea.

During the twelve months ended March 31, 2002, the number of our executive level distributors increased by 14% to 15,800 in Japan and by 78% to 1,900 in South Korea. We believe this growth was largely based upon the introduction and development of Pharmanex products in these markets as well as our development of web-based tools for distributors, which have enabled our distributors to differentiate our business from other direct selling companies in the region. Increased sales of Pharmanex products is, in part, based upon the successful launch of automated purchase and delivery programs in these markets, which increase customer retention and average sales volume levels per distributor.

Our growth strategies for this region are to continue to leverage our web-based business tools, and to introduce new products such as Nu Skin’s acne system and Pharmanex’s stress management product. We believe that growth in this region will be driven by increased distributor productivity as leading distributors seek to qualify as executive distributors so they can participate in the market opportunity in China.

Southeast Asia.    Our Southeast Asia region currently consists of the markets in Taiwan, Hong Kong, Singapore, Thailand, the Philippines, New Zealand, Australia, Malaysia and our initial retail operation in China. Taiwan is the largest market in this region with revenue of approximately $70 million in 2001 and $17 million for the three months ended March 31, 2002. Nu Skin Taiwan is one of the largest direct selling companies in Taiwan in terms of total sales. According to the World Federation of Direct Selling Associations, the direct selling channel in Taiwan generated approximately $1 billion in sales of goods and services in 2000, and approximately 3 million people (over 10% of Taiwan’s population), are estimated to participate in direct selling. We offer most of our Nu Skin personal care products and approximately one-half of our Pharmanex nutritional products, including LifePak, in Taiwan. We currently offer our Big Planet Internet service in Taiwan through a third-party provider and a limited number of our other Big Planet products. Our 2001 revenue in Thailand, Hong Kong and Australia/New Zealand grew by 45%, 18% and 25%, respectively, as compared to 2000, and by 79%, 2% and 74%, respectively, during the first quarter of 2002 compared to the prior year period.

In December 2000, we commenced operations in Singapore. Singapore generated approximately $35 million in revenue during our first full year of operations and an additional $8 million in revenue during the three months ended March 31, 2002. We offer 77 Nu Skin products and three Pharmanex products, including LifePak, in this market. In addition, we expanded operations into Malaysia in November 2001. Because Malaysian law requires our Malaysian affiliate to be 70% locally-owned, we have entered into a shareholders’ agreement with local partners that allows us to manage the day-to-day operations of the local affiliate, with veto control over all major decisions. In addition, we have entered licensing and distribution agreements with the local affiliate pursuant to which we sell products and receive license fees based on total sales to distributors in this market.

A significant component of our growth strategy is to continue to enter new markets. Our presence in China currently consists of 32 retail locations that we operate using an employed sales force through which we currently distribute a line of our locally produced personal care products. By early 2003, we intend to significantly increase the number of retail locations we operate and introduce our Nu Skin-branded products to the market. We also intend in early 2003 to allow our top-level distributors from around the world to begin working with us in recruiting and training the sales employees for these stores. In order to participate with us as we expand into China, distributors outside of China must attain executive level status in their home markets. We believe that this prerequisite for participation in the Chinese market is driving revenue growth throughout Southeast Asia. As a result of its admission to the World Trade Organization, China has agreed to ease its current restrictions on direct selling by December 2004. Were these restrictions to be eased, we may revise our business model in China to bring our compensation system in line with that used in our other markets, incorporate the use of a non-employee sales force and/or limit our reliance on retail stores. We also believe that China will become one of the largest direct selling markets in the world over the next several years.

During the twelve months ended March 31, 2002, the number of our executive level distributors in Taiwan increased by 10% to 2,100. During the same period, we added 1,700 new executive distributors in Singapore and Malaysia following the recent opening of these markets and the number of executive distributors in the other markets in Southeast Asia remained largely unchanged at approximately 1,200. We believe growth in this region was largely due to the opening of Singapore and Malaysia. In Taiwan, the executive distributor number has increased due to the anticipated opportunity for executive level distributors to participate with us in our expansion in China. Prior to 2001, the number of our executive level distributors in Taiwan had declined for several years as distributors were attracted to competing direct selling companies who, we believe, had more advanced plans to enter the Chinese market.

We believe that revenue growth in this region will be based upon increased productivity as our distributors participate in recruiting and training an employed sales force in China. Additionally, the Pharmanex business is not fully developed throughout this region and further growth in the number of executive distributors will be based, in part, upon the introduction of Pharmanex products in Singapore and Malaysia in particular.

North America.    The North America region consists of our markets in the United States and Canada. According to the World Federation of Direct Selling Associations, the direct selling channel in the United States generated sales of approximately $26 billion of goods and services in 2000, making the United States the largest direct selling market in the world. In 2001 and during the three months ended March 31, 2002, we generated approximately $149 million and $33 million in revenue in the United States. Substantially all of our Nu Skin

personal care products, our Pharmanex nutritional supplements and our Big Planet products and services are available in the United States.

In early 2000, we acquired approximately 600 executive level distributors based in the United States from I-Link, Incorporated, a telecommunications company that offered telecommunications products through a network marketing program. Since this acquisition, we have experienced an 8% decline in executive distributors in North America primarily as the result of attrition among I-Link executive distributors. As of March 31, 2002, we had 2,200 executive distributors in the United States, which accounted for 90% of the total executive distributors within North America.

During the twelve months ended March 31, 2002, we reorganized our management team to focus on overall growth in the United States as opposed to growth for each of our three divisions independently. We believe that this focus, along with enhanced sales compensation plan initiatives will help bring renewed growth to the United States market. In addition, we believe that our anticipated new product launches and the 2003 launch of the Pharmanex laser-based technology to measure the impact of nutritional supplementation will provide the impetus for growth in our business in the United States. We also believe that the opportunity for our distributors of doing business in China will also help foster growth in this region.

Other Markets.    Our Other Markets currently consist of the markets in Europe, Central and South America and Brazil. We currently distribute products in 17 countries in Europe, including the United Kingdom, Ireland, France, Germany, Belgium, the Netherlands, Luxembourg, Spain, Portugal, Italy, Austria, Poland, Sweden, Iceland, Norway, Finland and Denmark. Our business in Europe experienced healthy growth in 2001 and the three months ended March 31, 2002, with revenue increasing by 38% to $23 million from 2000 to 2001 and by 12% to $6 million from the three months ended March 31, 2001 to the three months ended March 31, 2002. The majority of our Nu Skin personal care products and several of our Pharmanex products, including LifePak, are sold in Europe. We also distribute a limited number of Big Planet products in the European market. We have additional small operations in Brazil, Mexico and Guatemala. According to the World Federation of Direct Selling Associations, the direct selling channel in Brazil generated sales of approximately $2.5 billion of goods and services in 2001. Approximately 25% of our Nu Skin personal care products have been introduced in Brazil, along with 15 locally produced products. As of March 31, 2002, we had not yet introduced either our Big Planet or Pharmanex products in Brazil.

In the first quarter of 2002, we acquired a controlling interest in a small direct selling company in Poland. We believe that the direct selling model utilized by this company can be developed into a model that will help us compete in less developed economies throughout the world, including our current markets in Latin America. We also intend to expand the operations of this acquired company across Eastern Europe, which we believe will be among the fastest growing direct selling regions in the world over the next several years.

During the twelve months ended March 31, 2002, we increased the number of our executive level distributors in our other markets by 23% to 1,028 executive level distributors. This growth was generated primarily in our European markets following the launch of our Pharmanex products as well as continued growth in our more recently opened markets in Scandinavia. Revenue growth in this region will be based upon the continued introduction of new products, including Pharmanex products, which are not yet prevalent in Europe because of lengthy regulatory approval processes in many European markets.

Distribution

Overview.    The foundation of our sales philosophy and distribution system is network marketing. Except in China, we currently sell substantially all of our products through independent distributors who are not our employees. Our distributors purchase products from us for resale to consumers and for personal consumption. Because of the nature of our Big Planet products and services, distributors buy a limited number of our Big Planet products for resale but primarily act as independent sales representatives for our products and receive a commission on product sales from us.

We believe that network marketing is an effective vehicle to distribute our products because:

●	distributors can educate consumers about our products in person, which we believe is more effective for premium-quality, differentiated products than using television and print advertisements;

●	direct sales allow for actual product testing by potential customers;

●	there is greater opportunity for distributor and customer testimonials; and

●
as compared to other distribution methods, our distributors can provide customers higher levels of service and attention by, among other things, following up on sales to ensure proper product usage and customer satisfaction and to encourage repeat purchases.

Our revenue is highly dependent upon the number and productivity of our distributors. Growth in sales volume requires an increase in the productivity of distributors and/or growth in the total number of distributors. As of March 31, 2002, we had approximately 550,000 active distributors of our products and services, approximately 4% of whom had achieved “executive level” status. Once a distributor becomes an executive level distributor, the distributor can begin to take full advantage of the benefits of commission payments on personal and group sales volume. Executive level distributors must achieve and maintain specified personal and group sales volumes for a required period of time. As of each of the dates indicated below, we had the following number of executive distributors in the referenced regions:

Total Number of Executive Distributors By Region

	As of December 31,					As of March 31,
	1997	1998	1999	2000	2001	2001	2002
Region:
North Asia	16,654	17,311	14,601	14,968	16,891	14,994	17,727
Southeast Asia	5,642	5,091	3,419	3,044	4,540	3,110	4,992
North America(1)	—	—	2,547	2,632	2,419	2,506	2,331
Other Markets	393	379	438	737	989	839	1,028

Total	22,689	22,781	21,005	21,381	24,839	21,449	26,078

(1)	North America was not part of our operations until March 1999 when we terminated our license agreement with one of our private affiliates, thereby acquiring their North American operations.

On a monthly basis, we evaluate a limited number of distributor requests for exceptions to the terms and conditions of the Global Compensation Plan, including volume requirements. While our general policy is to discourage exceptions, we believe that the flexibility to grant exceptions is critical in retaining distributor loyalty and dedication.

Sponsoring.    We rely on our distributors to recruit and sponsor new distributors of our products. While we provide product samples, brochures, magazines and other sales materials at cost, distributors are primarily responsible for recruiting and educating new distributors with respect to products, the Global Compensation Plan and how to build a successful distributorship.

The sponsoring of new distributors creates multiple levels in a network marketing structure. Persons that a distributor sponsors are referred to as “downline” or “sponsored” distributors. If downline distributors also sponsor new distributors, they create additional levels in the structure, but their downline distributors remain in the same downline network as their original sponsoring distributor.

Sponsoring activities are not required of distributors and we do not pay any commissions for sponsoring new distributors. However, because of the financial incentives provided to those who succeed in building a distributor network that consumes and resells products, we believe that many of our distributors attempt, with varying degrees of effort and success, to sponsor additional distributors. People are often attracted to become distributors after using our products and becoming regular customers. Once a person becomes a distributor, he or she is able to purchase products directly from us at wholesale prices. The distributor is also entitled to sponsor other distributors in order to build a network of distributors and product users. A potential distributor must enter into a standard distributor agreement, which obligates the distributor to abide by our policies and procedures.

Global Compensation Plan.    We believe that one of our key competitive advantages is our Global Compensation Plan. Under our Global Compensation Plan, distributors are paid consolidated monthly commissions in the distributor’s home country, in local currency, for their own product sales and for product sales in that distributor’s downline distributor network across all geographic markets. We believe we are the only major network marketing company to allow distributors to be fully compensated for global sales of downline distributors.

Commissions on our Nu Skin and Pharmanex products can reach approximately 58% of an individual product’s wholesale price. However, on a global basis, commissions on these products have averaged approximately 40% to 43% of product revenue over the past ten years. We believe that our commission payout as a percentage of total sales is among the most generous paid by major direct selling companies. Commissions are paid on the sales of Big Planet products and services as a percentage of our gross margins on those products. For Big Planet products and services purchased directly from our third party vendors by our distributors or customers, the commission is based on the total commission Big Planet receives from third parties with respect to those sales. Accordingly, the commissions paid to distributors of Big Planet products and services are less as a percentage of revenue than for our Nu Skin and Pharmanex products.

High Level of Distributor Incentives.    Based upon management’s knowledge of our competitors’ distributor compensation plans, we believe that the Global Compensation Plan is among the most financially rewarding plans offered to distributors by leading direct selling companies. Currently, there are two fundamental ways in which our distributors can earn money:

●	through retail markups on sales of products purchased by distributors at wholesale; and

●	through a series of commissions on product sales.

Each of our products carries a specified number of sales volume points. Commissions are based on total personal and group sales volume points per month. Sales volume points are essentially based upon a product’s wholesale cost, net of any point-of-sales taxes. As a distributor’s business expands from successfully sponsoring other distributors into the business who in turn expand their own business, a distributor receives a higher percentage of commissions. An executive’s commissions can increase substantially as downline distributors achieve executive status. In determining commissions, the number of levels of downline distributors included in an executive’s commissionable group increases as the number of executive distributorships directly below the executive increases.

Distributor Support.    We are committed to providing high-level support services tailored to the needs of our distributors in each market. We attempt to meet the needs and build the loyalty of distributors by providing personalized distributor services and by maintaining a generous product return policy. Because the majority of our distributors are part-time and have only a limited number of hours each week to concentrate on their business, we believe that maximizing a distributor’s efforts by providing effective distributor support has been, and will continue to be, important to our success.

Through training meetings, annual conventions, distributor focus groups, regular telephone conference calls and other personal contacts with distributors, we seek to understand and satisfy the needs of our distributors. We provide walk-in, telephonic and computerized product fulfillment and tracking services that result in user-friendly, timely product distribution. Several of our walk-in retail centers maintain meeting rooms, which our distributors may utilize for training and sponsoring activities. Because of our efficient distribution system, we do not believe that most of our distributors maintain a significant inventory of our products.

Technology and Internet Initiatives.    We believe that the Internet has become increasingly important to our business as more consumers communicate online and purchase products over the Internet as opposed to traditional retail and direct sales channels. As a result, we have committed significant resources to enhancing our e-commerce capabilities and the abilities of our distributors to take advantage of the Internet. In Japan, our largest market, we established an Internet ordering process in 1999. Since that time more than 150,000 Japanese distributors have registered to use our service and more than 20% of our sales in Japan during the quarter ended March 31, 2002 occurred over the Internet. To enhance our Internet and e-commerce capabilities and allow distributors and retail customers to purchase products from all divisions in a single shopping experience, we launched new, enhanced web sites in the United States in the first quarter of 2001. In addition, we introduced a global web page that allows a distributor to have a personalized web site through which he or she can sell products in many of our 34 global markets.

Rules Affecting Distributors.    We closely monitor regulations in each market as well as the activity of distributors to ensure that our distributor activities comply with local laws. Our published distributor policies and procedures establish the rules that distributors must follow in each market. In addition, we generally participate in local direct selling associations and agree to abide by the policies required of those associations. We also monitor distributor activity to ensure that our distributors enjoy a level playing field and that distributors are not disadvantaged by the activities of another. We require our distributors to present products and business opportunities ethically and professionally. Distributors further agree that their presentations to customers must be consistent with, and limited to, the product claims and representations made in our literature. Even though sponsoring activities can be conducted in many countries, our distributors may not conduct marketing activities outside of those countries in which we currently conduct business, and further they may not export for sale products from one country to another.

Distributors must represent to us that their receipt of commissions is based on retail sales and substantial personal sales efforts. We must produce or pre-approve all sales aids used by distributors such as videotapes, audiotapes, brochures and promotional clothing. Distributors may not use any form of media advertising to promote products. Products may be promoted only by personal contact or by literature produced or approved by us. Distributors may not use our trademarks or other intellectual property without our consent.

Except in China, products generally may not be sold, and our business opportunities may not be promoted, in traditional retail environments. We have made an exception to this rule by allowing some of our Pharmanex products to be sold in independently owned pharmacies and drug stores meeting specified requirements. Distributors who own or are employed by a service-related business such as a doctor’s office, hair salon or health club, may make products available to regular customers as long as products are not displayed visibly to the general public in a manner to attract the general public into the establishment to purchase products.

In order to qualify for commission bonuses, our distributors must satisfy specific requirements, including the following:

●	achieving at least 100 points, which is approximately $100, in personal sales volume per month;

●	documenting retail sales or customer connections to established numbers of retail customers; and

●	selling and/or consuming at least 80% of personal sales volume.

We systematically review reports of alleged distributor misbehavior. If we determine that one of our distributors has violated any of our distributor policies or procedures, we may terminate the distributor’s rights completely. Alternatively, we may impose sanctions such as warnings, probation, withdrawal or denial of an award, suspension of privileges of a distributorship, fines, withholding commissions until specified conditions are satisfied or other appropriate injunctive relief. Except in China, our distributors are independent contractors who may terminate their distributorship at any time.

Product Guarantees.    We believe that we are among the most consumer-protective companies in the direct selling industry. For 30 days from the date of purchase, our product return policy allows a retail customer to return any Nu Skin or Pharmanex product to us directly or to the distributor through whom the product was purchased for a full refund. After 30 days from the date of purchase, the end user return privilege is in the discretion of the distributor. Our distributors, however, can return unused products directly to us for a 90% refund for one year. Our experience with actual product returns has averaged less than 5% of annual revenue through 2001.

Payment.    Distributors generally pay for products prior to shipment. Accordingly, we carry minimal accounts receivable. Distributors typically pay for products in cash, by wire transfer or by credit card. Cash, which represents a significant portion of all payments, is received by order takers in the distribution centers when orders are personally picked up by one of our distributors.

Competition

Nu Skin and Pharmanex Products.    The markets for our Nu Skin and Pharmanex products are highly competitive. Our competitors include manufacturers and marketers of personal care and nutritional products, pharmaceutical companies and other direct selling organizations, many of which have longer operating histories and greater name recognition and financial resources than we do. In the future, we expect to face increasing competition for sales of our nutritional supplements from large pharmaceutical companies who are expanding their presence into the nutritional supplement market. We compete in these markets by emphasizing the innovation, value and premium quality of our products and the convenience of our distribution system. While we believe that consumers appreciate the convenience of ordering products from home through a sales person or through a catalog, the buying habits of many consumers accustomed to purchasing products through traditional retail channels are difficult to change.

Big Planet Products and Services.    The markets for our Big Planet products and services are highly competitive. Many of our competitors for these products and services have much greater name recognition and financial resources than we do. We compete in this market by offering convenient access to a wide variety of technology, Internet and telecommunications services and products at competitive prices with a high level of customer service. The market for technology and telecommunication products is very price sensitive, and many products are offered by our competitors with little or no margin. We rely on our ability to acquire quality and reliable services from vendors at prices that allow our distributors to sell services at competitive prices and still generate attractive commissions.

Direct Selling Companies.    We also compete with other direct selling organizations, some of which have a longer operating history and higher visibility, name recognition and financial resources than we do. The leading direct selling companies in our existing markets are Avon and Alticor (Amway). We compete for new distributors on the strength of our multiple business opportunities, product offerings, Global Compensation Plan, management strength and appeal of our international operations. In order to successfully compete in this market and attract and retain distributors, we must maintain the attractiveness of our business opportunities to our distributors.

Intellectual Property

Our major trademarks are registered in the United States and in each country where we operate or have plans to operate, and we consider our trademark protection to be very important to our business. Our major trademarks include Nu Skin, Pharmanex, Big Planet and LifePak. In addition, a number of our products are based on proprietary technologies and formulations, some of which are patented. We also rely on trade secret protection to protect our proprietary formulas and know-how.

Government Regulation

Direct Selling Activities.    Direct selling activities are regulated by various federal, state and local governmental agencies in the United States and foreign countries. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes, that compensate participants for recruiting additional participants irrespective of product sales, use high pressure recruiting methods and/or do not involve legitimate products. The laws and regulations in our current markets often:

●	impose cancellation/product return, inventory buy backs and cooling off rights for consumers and distributors;

●	require us or our distributors to register with governmental agencies;

●	impose reporting requirements; and/or

●
impose upon us requirements, such as requiring distributors to maintain levels of retail sales to qualify to receive commissions, to ensure that distributors are being compensated for sales of products and not for recruiting new distributors.

Based on our research conducted in opening existing markets, the nature and scope of inquiries from government regulatory authorities and our history of operations in those markets to date, we believe that our method of distribution is in compliance in all material respects with the laws and regulations relating to direct selling activities of the countries in which we currently operate.

Regulation of Our Nu Skin and Pharmanex Products.    Our Nu Skin and Pharmanex products and related promotional and marketing activities are subject to extensive governmental regulation by numerous domestic and foreign governmental agencies and authorities, including the FDA, the FTC, the Consumer Product Safety Commission, and the United States Department of Agriculture in the United States, State Attorneys General and other state regulatory agencies, and the Ministry of Health, Labor and Welfare in Japan and similar government agencies in each market in which we operate. For example, in Japan, the Ministry of Health, Labor and Welfare requires us to have an import business license and to register each personal care product imported into Japan. We must also reformulate many products to satisfy other Ministry of Health, Labor and Welfare regulations. In Taiwan, all “medicated” cosmetic and pharmaceutical products require registration. These regulations can limit our ability to import products into our markets and can delay introductions of new products into markets as we go through the registration and approval process for our products. The sale of cosmetic products is regulated in the European Union member states under the European Union Cosmetics Directive, which requires a uniform application for foreign companies making personal care product sales.

Our Pharmanex products are strictly regulated in the markets in which we operate. These markets have varied regulations that apply to and distinguish nutritional health supplements from “drugs” or “pharmaceutical products.” For example, our products are regulated by the FDA of the United States under the Federal Food, Drug and Cosmetic Act. The Federal Food, Drug and Cosmetic Act has been amended several times with respect to nutritional supplements, most recently by the Nutrition Labeling and Education Act and the Dietary Supplement Health and Education Act. The Dietary Supplement Health and Education Act establishes rules for determining whether a product is a dietary supplement. Under this statute, dietary supplements are regulated more like foods than drugs, are not subject to the food additive provisions of the law, and are generally not required to obtain regulatory approval prior to being introduced to the market. None of this infringes, however, upon the FDA’s power to remove an unsafe substance from the market. In the event a product, or an ingredient in a product, is classified as a drug or pharmaceutical product in any market, we will generally not be able to distribute that product in that market through our distribution channel because of strict restrictions applicable to drug and pharmaceutical products. The European Parliament recently voted in favor of adopting a Directive on Food Supplements, which may harmonize this area of legislation in Europe.

Most of our existing major markets also regulate product claims and advertising regarding the types of claims and representations that can be made regarding the efficacy of products, particularly dietary supplements. Accordingly, these regulations can limit our ability and that of our distributors to inform consumers of the full benefits of our products. For example, in the United States, we are unable to make any claim that any of our nutritional supplements will diagnose, cure, mitigate, treat or prevent disease. The Dietary Supplement Health and Education Act, however, permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well-being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining a structure or a function of the body. In addition, all product claims must be substantiated.

In 1993, Nu Skin International, Inc., one of our former affiliates which we acquired in 1998, and three of our distributors entered into a consent decree with the FTC with respect to its investigation of distributors’ product claims and distributor practices. As part of the settlement of this investigation, Nu Skin International paid approximately $1 million to the FTC. In August 1997, Nu Skin International reached a settlement with the FTC with respect to product claims and its compliance with the 1994 consent decree, pursuant to which settlement Nu Skin International paid an additional $1.5 million to the FTC. In December 2000, we received notice from the FTC that they were once again investigating our compliance with our consent decree. In August 2001, we provided information to the FTC in response to their request and we have had no further communication on this matter since that date.

To date, we have not experienced any difficulty maintaining our import licenses, but we have experienced complications regarding food and drug regulations for our nutritional products. Many of our products have required reformulation to comply with local requirements. In addition, in Europe there is no uniform legislation governing the manufacture and sale of nutritional products. Complex legislation governing the manufacturing and sale of nutritional products in Europe has inhibited our ability to gain quick access to this market for our nutritional supplements. Recently, we have started to expand our nutritional product offering into more European markets by either reformulating existing products or developing new products to comply with local regulations.

Big Planet Regulation.    Our Big Planet telecommunications products and services are subject to varying degrees of telecommunications regulation in each of the jurisdictions in the United States as well as in each foreign country in which we offer telecommunications services. In the United States, domestic telecommunications service and international communications services in the United States are subject to the provisions of the Communications Act, as amended by the Telecommunications Act of 1996, and Federal Communications Commission, or the FCC, regulations and rules adopted thereunder, as well as applicable laws and regulations of the various states. Big Planet is registered as a telecommunications provider in all 50 states.

Our professional employer organization is also subject to various regulations at both national and local levels. As a result, our professional employer organization interfaces with various governmental entities including the Occupational Safety and Health Administration, the Department of Labor, the Immigration and Naturalization Service and the Internal Revenue Service relating to the services it provides.

Other Regulatory Issues.    As a United States entity operating through subsidiaries in foreign jurisdictions, we are subject to foreign exchange control and transfer pricing laws that regulate the flow of funds between our subsidiaries and us for product purchases, management services and contractual obligations such as the payment of distributor commissions. We believe that we are operating in compliance with all applicable foreign exchange control and transfer pricing laws.

As is the case with most companies that operate in our product categories, we receive inquiries from government regulatory authorities, from time to time, regarding the nature of our business and other issues such as compliance with local direct selling, customs, taxation, foreign exchange control, securities and other laws. Although to date none of these inquiries has resulted in a finding materially adverse to us, negative publicity resulting from inquiries into our operations by United States and state government agencies in the early 1990s, stemming in part from alleged inappropriate product and earnings claims by distributors, and in the late 1990s resulting from adverse media attention in South Korea, harmed our business and results of operations.

Employees

As of March 31, 2002, we had approximately 3,800 full and part-time employees, approximately 430 of whom are employed sales representatives in our China operations. None of our employees are represented by a union or other collective bargaining group. We believe that our relationship with employees is good, and we do not currently foresee a shortage in qualified personnel necessary to operate our business.

Properties

We generally lease our warehouse, office or distribution facilities in each geographic region in which we currently have operations. We believe that our existing and planned facilities are adequate for our current operations in each of our existing markets. The following table summarizes, as of March 31, 2002, our major leased office and distribution facilities:

Location	Function	Approximate Sq. Ft.

Provo, Utah*	Distribution center	198,000

Provo, Utah*	Corporate offices	125,000

Los Angeles, California	Warehouse	35,000

Yokohama, Japan	Warehouse	40,000

Tokyo, Japan	Call center/distribution center	56,000

Tokyo, Japan	Central office/distribution center	28,000

Taipei, Taiwan	Central office/distribution center	37,000

Taoyuan, Taiwan	Warehouse/distribution center	47,000

Ontario, Canada	Office/warehouse	31,000

Venlo, Netherlands	Warehouse/offices	20,000

Seoul, Korea	Corporate offices	29,000

Shanghai, China	Manufacturing	69,000

*	These facilities are leased from related parties.

We also operate an extraction and purification facility located in Huzhou, Zhejiang Province, in China, where we produce extracts for our TeGreen 97 and Reishi products. We currently also lease 32 retail locations in China, consisting of approximately 25,000 square feet in the aggregate. We plan to lease approximately 100,000 additional square feet in China in connection with our retail expansion plans there.

Legal Proceedings

In January 2000, a derivative lawsuit captioned Karen Kindt, on behalf of Nu Skin Enterprises, Inc. v. Blake Roney, et. al. was filed in the Court of Chancery in the State of Delaware in and for New Castle County against certain members of our board of directors alleging a breach of fiduciary duty and self-dealing in connection with our acquisition of Nu Skin International in 1998 and the termination of the license agreements with Nu Skin USA, Inc. and acquisition of Big Planet in 1999. Our board of directors appointed a special litigation committee to investigate the validity of the complaint. After an exhaustive and thorough review of the allegations, the special committee made a report to our board of directors. Based on the findings by the special committee, we have moved to dismiss the complaint. The motion is pending.

MANAGEMENT

The following table sets forth information regarding our directors and executive officers as of July 8, 2002. References to NSI are to our former privately-held affiliate Nu Skin International, Inc.

Name	Age	Position
Blake M. Roney	44	Chairman of the Board of Directors
Steven J. Lund	48	President, Chief Executive Officer and Director
Sandra N. Tillotson	45	Senior Vice President and Director
Brooke B. Roney	40	Senior Vice President and Director
Max L. Pinegar	70	Senior Vice President and Director
Corey B. Lindley	38	Executive Vice President and Chief Financial Officer
M. Truman Hunt	43	Executive Vice President, Secretary and General Counsel
Lori H. Bush	46	President, Nu Skin Division
Joseph Y. Chang	49	President, Pharmanex Division
Robert S. Conlee	35	Regional Vice President, North Asia and Taiwan, and President, Big Planet Division
Michael D. Smith	56	Regional Vice President, South Asia and Pacific
Mark A. Wolfert	45	Regional Vice President, Americas and Europe
Richard W. King	46	Chief Information Officer
Mark L. Adams	50	Vice President, Corporate Services
Takashi Bamba	66	President, Nu Skin Japan and Director
Ritch Wood	36	Vice President, Finance
Daniel W. Campbell	47	Director
E.J. “Jake” Garn	69	Director
Paula F. Hawkins	75	Director
Andrew D. Lipman	50	Director

Blake M. Roney has served as Chairman of the Board since our inception in 1996. Mr. Roney was a founder of Nu Skin International, Inc., or NSI, in 1984 and served as its Chief Executive Officer and President until our acquisition of NSI in March 1998. Since our acquisition of NSI, Mr. Roney retained his position as Chairman of the Board for us and each of our subsidiaries. He received a B.S. degree from Brigham Young University.

Steven J. Lund has been President, Chief Executive Officer and one of our directors since our inception in 1996. Mr. Lund was a founding shareholder of NSI and served as the Executive Vice President of NSI until our acquisition of NSI in March 1998. Mr. Lund previously worked as an attorney in private practice. He received a B.A. degree from Brigham Young University and a J.D. degree from Brigham Young University’s J. Reuben Clark Law School.

Sandra N. Tillotson has served as one of our directors since our inception and as a Senior Vice President since May 1998. Ms. Tillotson was a founding shareholder of NSI and served as a Vice President of NSI from our formation until our acquisition of NSI in March 1998. She earned a B.S. degree from Brigham Young University.

Brooke B. Roney has served as one of our directors since our inception. Mr. Roney has been a Senior Vice President of our company since May 1998. He was a founding shareholder of NSI and served as a Vice President and director of NSI until our acquisition of NSI in March 1998.

Max L. Pinegar has served as one of our directors since our inception. Mr. Pinegar has served as a Senior Vice President of our company since January 2000 when he came out of retirement. Mr. Pinegar previously served as a Senior Vice President of our company from May 1998 until his retirement in November

1998. Prior to retirement, he served as General Manager and Vice President of NSI. He received a B.A. degree from Brigham Young University and a M.B.A. degree from the University of Utah.

Corey B. Lindley has been our Chief Financial Officer since we were formed in September 1996 and has been an Executive Vice President since January 2000. From 1993 to 1996, he served as Managing Director, International of NSI. Mr. Lindley worked as the International Controller of NSI from 1991 to 1994. From 1990 to 1991, he served as Assistant Director of Finance of NSI. Mr. Lindley is a Certified Public Accountant. Prior to joining NSI in 1990, he worked for the accounting firm of Deloitte & Touche LLP. He earned a B.S. degree from Brigham Young University and a M.B.A. degree from Utah State University.

M. Truman Hunt has served as our Vice President and General Counsel since May 1998. In January 2000, he was appointed to serve as an Executive Vice President. He served as Vice President of Legal Affairs and Investor Relations from September 1996 until May 1998. He also served as Counsel to the President of NSI from 1994 until 1996. From 1991 to 1994, Mr. Hunt served as President and Chief Executive Officer of Better Living Products, Inc., an NSI affiliate involved in the manufacture and distribution of houseware products sold through traditional retail channels. Prior to that time, he was a securities and business attorney in private practice. He received a B.S. degree from Brigham Young University and a J.D. degree from the University of Utah.

Lori H. Bush was appointed as the President of Nu Skin, our personal care product division, in May 2001. Prior to this appointment, she served as Vice President, Marketing (Nu Skin Division) from February 2000 until her appointment as President of the Nu Skin Division. Prior to joining us, Ms. Bush served as Executive Director, Worldwide, Johnson & Johnson Consumer Products from June 1998 until February 2000. Ms. Bush also served as Vice President, Professional Marketing for Neutrogena, a Johnson & Johnson company, from May 1993 until June 1998. Ms. Bush received a B.S. degree from Ohio State University and a M.B.A. from Temple University.

Joseph Y. Chang was appointed as the President of Pharmanex, our nutritional supplement division, in April 2000. Prior to this appointment, Dr. Chang served as Vice President of Clinical Studies and Pharmacology of Pharmanex from 1997 until April 2000. He was the President and Chief Scientific Officer of Binary Therapeutics, Inc., a development stage company in the biotechnology industry, from 1994 until 1997. Dr. Chang has nearly 20 years of pharmaceutical experience. He received a B.S. degree from Portsmouth University and a Ph.D. degree from the University of London.

Robert S. Conlee was appointed the President of Big Planet in July 2002 and has served as our Regional Vice President, North Asia since May 2001 and Taiwan since September 2001. Prior to May 2001, he served in various capacities for us from 1996 to May 2001, including Vice President of Operations in Japan, Senior Vice President, Marketing and Sales, Pharmanex Division, and Chief Operating Officer, Pharmanex Division. Mr. Conlee has a B.A. degree from Brigham Young University and a M.B.A. degree from Temple University (Tokyo Campus).

Michael D. Smith has been our Regional Vice President, South Asia and Pacific and Vice President, Global Government Affairs since September 2001. From December 1997 until September 2001, Mr. Smith served as Regional Vice President of North Asia and as Vice President of Global Government Affairs. Mr. Smith also served as our Vice President of Operations from September 1996 until December 1997. He served previously as Vice President of North Asian Operations for NSI. In addition, he served as General Counsel of NSI from 1992 to 1996 and as Director of Legal Affairs of NSI from 1989 to 1992. He earned B.S. and M.A. degrees from Brigham Young University and a J.D. degree from the University of Utah.

Mark A. Wolfert has been Regional Vice President, Americas and Europe since May 2001. Prior to serving in this position, Mr. Wolfert served as our Vice President of New Market Development and Latin America Operations from January 1999 through May 2001. Mr. Wolfert was our Senior Director of New Market Development from December 1996 through January 1999. Prior to this time, Mr. Wolfert served as an attorney for us. Prior to joining our company, Mr. Wolfert practiced law. Mr. Wolfert received a B.A. degree from the University of Utah and a J.D. degree from Brigham Young University.

Richard W. King has been our Chief Information Officer since January 2000. From its formation in October 1997 to July 2002, he also served as the President of Big Planet, our technology division. From August 1996 to September 1997, Mr. King was President of Night Technologies International, Inc. From August 1993 to April 1996, Mr. King was an Executive Vice President of Novell, Inc., a leading network software company, where he had responsibility over NetWare, Novell’s flagship product. Mr. King received a B.S. degree in Computer Science from Brigham Young University.

Mark L. Adams has served as our Vice President, Corporate Services since May 2001. From January 2000 to May 2001, he served as Vice President, Finance and Administration. He joined NSI in 1994 and has previously held positions as Vice President of Corporate Services, Vice President of Finance and International Controller. Mr. Adams also worked for eight years in the audit division of Arthur Andersen LLP in Salt Lake City. Mr. Adams earned a B.S. and a M.S. degree from Brigham Young University.

Takashi Bamba has served as one of our directors since November 2001 and has served as President and/or General Manager of Nu Skin Japan Company, Ltd., or Nu Skin Japan, since 1993. Prior to joining Nu Skin Japan in 1993, Mr. Bamba was President and Chief Executive Officer of Avon Products Co., Ltd., the publicly traded Japanese subsidiary of Avon Products, Inc., from 1988 to 1993. Mr. Bamba also currently serves as a director of the Japan Direct Selling Association. He received a B.A. degree from Yokohama National University.

Ritch Wood was appointed as our Vice President, Finance in July 2002. Prior to this appointment, Mr. Wood served as our Vice President, New Market Development from June 2001 to July 2002. From 1998 to June 2001, he served as the Controller, Pharmanex Division as well as Director of Finance, New Market Development. Mr. Wood was our European Regional Controller from 1995 to 1998 and our Assistant Director of Tax from 1993 to 1995. Mr. Wood is a Certified Public Accountant. Prior to joining us, Mr. Wood worked for the accounting firm of Grant Thornton LLP. He earned a B.S. and a Master of Accountancy degree from Brigham Young University.

Daniel W. Campbell has served as one of our directors since March 1997. Mr. Campbell has been a Managing General Partner of EsNet, Ltd., a privately held investment company, since 1994. From 1992 to 1994, Mr. Campbell was the Senior Vice President and Chief Financial Officer of WordPerfect Corporation, a software company, and prior to that was a partner of Price Waterhouse LLP. He received a B.S. degree from Brigham Young University.

E.J. “Jake” Garn has served as one of our directors since March 1997. Senator Garn has been the managing director of Summit Ventures, LLC, a lobbying firm, since the beginning of 2000. He previously served as the Vice Chairman of Huntsman Corporation, one of the largest privately held companies in the United States, from 1993 to the beginning of 2000. He currently serves on the boards of directors of Morgan Stanley Funds, a mutual fund company; United Space Alliance, a prime contractor for the space shuttle; Franklin Covey & Co., Inc., a provider of time management seminars and products; Headwaters Incorporated, an alternative energy development corporation; BMW Bank of North America, an industrial loan corporation; and Escrow Bank USA, an industrial loan corporation. From 1974 to 1993, Senator Garn was a member of the United States Senate and served on numerous Senate Committees. He received a B.S. degree from the University of Utah.

Paula F. Hawkins has served as one of our directors since March 1997. Senator Hawkins has been the President of Paula Hawkins & Associates, Inc., a management consulting company, since 1988. From 1980 to 1987, Senator Hawkins was a member of the United States Senate and served on numerous Senate committees.

Andrew D. Lipman has served as one of our directors since May 1999. Since 1988, Mr. Lipman has been a partner and head of the Telecommunications Group of Swidler Berlin Shereff Friedman, LLP, a Washington, D.C. law firm. He is currently Vice Chairman of the firm. From 1987 to 1997, Mr. Lipman also served as Senior Vice President for Legal and Regulatory Affairs for MFS Communications, Co., a competitive telecommunications provider. He also currently serves as a member of the boards of directors of DSET Corporation, a software provider to competitive local telephone carriers; NHC Corporation, a telecommunications equipment manufacturer; Allegiance Telecom, a provider of local and long distance telecommunications to business customers; and TMNG Inc., a telecommunications-related consulting firm. He received a B.A. degree from the University of Rochester and a J.D. degree from Stanford University. Mr. Lipman’s law firm provides legal services to us from time to time.

Blake M. Roney and Brooke B. Roney are brothers. We are not aware of any other family relationships among any of our directors or executive officers. Corey B. Lindley oversees our new market development efforts in addition to his financial responsibilities. Due to our significant investment in China and the complexity and potential significance of that market, he will relocate for a period of time to Shanghai, China in the fall of 2002. We expect Mr. Lindley to continue to function as our Chief Financial Officer while he resides in Asia. Our certificate of incorporation contains provisions eliminating or limiting the personal liability of directors for violations of a director’s fiduciary duty to the extent permitted by the Delaware General Corporation Law.

PRINCIPAL AND SELLING STOCKHOLDERS†

The following table sets forth, as of July 8, 2002, information regarding the beneficial ownership of the Class A common stock and Class B common stock prior to and after the offering, assuming no exercise of the underwriters’ over-allotment option, by:

●	each person (or group of affiliated persons) who is known by us to own beneficially more than 5% of the outstanding shares of either our Class A common stock or our Class B common stock;

●	each of our directors;

●	our chief executive officer and each of our four next most highly compensated executive officers;

●	each selling stockholder; and

●	all executive officers and directors as a group.

Unless otherwise indicated in the footnotes to the table (i) the business address of the 5% stockholders is 75 West Center Street, Provo, Utah 84601 and (ii) the stockholders have direct beneficial ownership and sole voting and investment power with respect to the shares beneficially owned. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Further, each share of Class B common stock automatically converts into one share of Class A common stock upon the transfer of the share of Class B common stock to any person who is not a permitted transferee as defined in our certificate of incorporation.

The shares included in the table below as beneficially owned by Blake Roney, Nedra D. Roney, Sandra N. Tillotson, Craig S. Tillotson, R. Craig Bryson, Steven J. Lund and Brooke B. Roney include shares held directly and indirectly by various entities and other estate planning trusts and foundations. Some of these entities are also selling stockholders. The number of shares being sold by these entities are also included in the amount of shares to be sold by the above-named stockholders, who have voting or investment power with respect to such shares.

Directors, Executive Officers, 5% Stockholders and Selling Stockholders	Ownership Prior to Offering(1)(2)						Class A Common Stock to Be Sold in the	Ownership After Offering(1)(2)				Total Common Stock Voting Power After the
	Class A			Class B			Offering	Class A		Class B		Offering
	Number		%	Number		%	Number	Number	%	Number	%	%
Blake M. and Nancy L. Roney	4,504,205	(3)	13.1	15,686,455	(3)	33.2	2,942,699	1,655,506	4.3	15,592,455	36.0	33.4
Nedra D. Roney	3,216,599	(4)	9.4	8,692,581	(4)	18.4	2,660,576	556,023	1.5	8,692,581	20.1	18.6
Sandra N. Tillotson	2,463,587	(5)	7.2	6,967,557	(5)	14.7	2,593,006	10,000	*	6,828,138	15.8	14.5
Craig S. Tillotson	1,114,117	(6)	3.2	3,216,421	(6)	6.8	1,942,643	118,165	*	2,269,730	5.2	4.8
R. Craig Bryson	908,807	(7)	2.6	3,818,741	(7)	8.1	1,839,881	—	—	2,887,667	6.7	6.1
Steven J. Lund	616,890	(8)	1.8	2,636,885	(8)	5.6	787,904	—	—	2,465,871	5.7	5.2
Brooke B. Roney	530,778	(9)	1.5	2,675,322	(9)	5.7	1,409,131	21,441	*	1,775,528	4.1	3.8
Max L. Pinegar	39,000	(10)	*	—		—	—	39,000	*	—	—	*
Daniel W. Campbell	32,500	(11)	*	—		—	—	32,500	*	—	—	*
E.J. “Jake” Garn	32,500	(11)	*	—		—	—	32,500	*	—	—	*
Paula F. Hawkins	32,500	(11)	*	—		—	—	32,500	*	—	—	*
Andrew D. Lipman	29,500	(12)	*	—		—	—	29,500	*	—	—	*
Takashi Bamba	103,000	(13)	*	—		—	—	103,000	*	—	—	*
BMR NS-Holdings, LLC	4,504,205		13.1	15,203,070		32.2	2,848,699	1,655,506	4.3	15,203,070	35.1	32.6
The Sandra N. Tillotson Foundation	25,000		*	20,000		*	15,000	10,000	*	20,000	*	*
The Sandra N. Tillotson Fixed Charitable Trust	250,000		*	—		—	250,000	—	—	—	—	—
The Craig S. Tillotson Foundation	30,000		*	31,600		*	61,600	—	—	—	—	—
The Craig S. Tillotson Fixed Charitable Trust	60,000		*	52,500		*	112,500	—	—	—	—	—
RCB NS-Holdings, LLC	816,007		2.4	3,785,241		8.0	1,713,581	—	—	2,887,667	6.7	6.1
The Bryson Foundation	19,000		*	33,500		*	52,500	—	—	—	—	—
The Bryson Fixed Charitable Trust	73,800		*	—		—	73,800	—	—	—	—	—
The C & K Trust	—		—	102,762			102,762	—	—	—	—	—
SJL NS-Holdings, LLC	565,610		1.6	2,519,751		5.3	633,862	—	—	2,451,499	5.7	5.2
The S and K Lund Trust	—		—	88,082		*	50,000	—	—	38,082	*	*
The Steven and Kalleen Lund Fixed Charitable Trust	51,280		*	—		—	51,280	—	—	—	—	—
S & K Rhino Company, L.C.	—		—	150,000		*	50,000	—	—	100,000	*	*
The B & D Roney Trust	—		—	88,082		*	44,000	—	—	44,082	*	*
BBR NS-Holdings, LLC	509,337		1.5	2,642,665		5.6	1,409,131	—	—	1,742,871	4.0	3.7
Kirk Roney	942,381	(14)	2.7	—		—	942,381	—	—	—	—	—
Melanie Roney	413,684		1.2	—		—	413,684	—	—	—	—	—
K & M Rhino Company, L.C.	—		—	250,000		*	250,000	—	—	—	—	—
The K and M Roney Trust	—		—	88,082		*	88,082	—	—	—	—	—
Rick Roney	130,000		*	459,721	(15)	1.0	589,721	—	—	—	—	—
The All R’s Trust—Rick Roney	—		—	6,459		*	6,459	—	—	—	—	—
Craig McCullough	—		—	2,400,000	(16)	5.1	300,000	—	—	2,100,000	4.8	4.5
The Corporation of the President of the Church of Jesus Christ of Latter-Day Saints	992,058		2.9%	—		—	992,058	—	—	—	—	—
All directors and officers as a group (20 persons)	9,291,534	(17)	27.1	27,966,219	(17)	59.2	7,732,740	2,863,021	7.5	26,661,992	61.6	57.2

*	Less than 1%.

†
The following table sets forth the pecuniary interest in the shares being offered by our executive officers, their spouses and children and any trusts or foundations for which any of them is a beneficiary. We have presented this information in an effort to clarify our executive officers’ economic interest in this offering. Accordingly, the following table is provided for clarification purposes only:

	Class A and Class B Common Stock Owned Prior to Offering(1)	Class A Common Stock to be Sold in the Offering(2)	Class A and Class B Common Stock Owned After the Offering
Blake M. Roney	20,580,487	2,848,699	17,731,788
Sandra N. Tillotson	10,209,295	2,578,006	7,631,289
Steven J. Lund	3,374,723	785,142	2,589,581
Brooke B. Roney	3,240,084	1,453,131	1,786,953

(1)
Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock and each share of Class B common stock is automatically converted into one share of Class A common stock upon the transfer of the share of Class B common stock to any person who is not a Permitted Transferee as defined in our certificate of incorporation. Shares to be sold in the offering exclude shares which may be sold by the selling stockholders to the underwriters upon exercise of the over-allotment option. Shares of the over-allotment option will be purchased from the selling stockholders as follows: BMR NS-Holdings, LLC—518,265 shares; Nedra D. Roney—469,486 shares; Sandra N. Tillotson—415,967 shares; RCB NS-Holdings, LLC—311,637 shares; Craig S. Tillotson—311,637 shares; SJL NS-Holdings, LLC—261,504 shares; and BBR NS-Holdings, LLC—261,504 shares.

(2)
Assumes the completion of various charitable contributions of 992,058 shares prior to closing. In addition, immediately prior to the offering, some of the selling stockholders will convert shares of Class B common stock to Class A common stock to be sold in the offering.

(3)
Includes 4,504,205 shares of Class A common stock and 15,203,070 shares of Class B common stock held by BMR NS-Holdings, LLC, a family limited liability company in which Blake M. Roney has sole voting and investment control over 50% of the securities and may be deemed to share voting and investment control over the other 50% with his spouse, Nancy L. Roney. Also includes 307,220 shares of Class B common stock held indirectly by Blake M. and Nancy L. Roney as co-trustees of a private foundation with respect to which they share voting and investment power; and 176,165 shares of Class B common stock held indirectly by Blake M. Roney as trustee of The S and K Lund Trust and The B and D Roney Trust with respect to which he has sole voting and investment power.

(4)
Includes 100,000 shares of Class B common stock held indirectly as co-trustee of a private foundation with respect to which Ms. Roney shares voting and investment power and 122,000 shares of Class A common stock held by a public charity for which Ms. Roney is a member of the Board of Trustees.

(5)
Includes 250,000 shares of Class A common stock held indirectly as trustee of The Sandra N. Tillotson Fixed Charitable Trust and with respect to which Ms. Tillotson has sole voting and investment power; 25,000 shares of Class A common stock and 20,000 shares of Class B common stock held indirectly as co-trustee of The Sandra N. Tillotson Foundation, a private foundation with respect to which she shares voting and investment power; and 500,000 shares of Class B common stock held indirectly as manager of a limited liability company and with respect to which she has sole voting and investment power.

(6)
Includes 60,000 shares of Class A common stock and 52,500 shares of Class B common stock held indirectly as trustee of The Craig S. Tillotson Fixed Charitable Trust with respect to which Mr. Tillotson has sole voting and investment power 118,166 shares of Class A common stock held indirectly as co-trustee and with respect to which he shares voting and investment power; 30,000 shares of Class A common stock and 31,600 shares of Class B common stock held indirectly as co-trustee of The Craig Tillotson Foundation with respect to which he shares voting and investment power; and 1,000,000 shares of Class B common stock held indirectly as manager of a limited liability company and with respect to which he has sole voting and investment power.

(7)
Includes 816,007 shares of Class A common stock and 3,785,241 shares of Class B common stock held by RCB NS-Holding, LLC, a family limited liability company in which Mr. Bryson has sole voting and investment control over 50% of the securities and may be deemed to share voting and investment control over the other 50% with his spouse, Kathleen Bryson; and 73,800 shares of Class A common stock held indirectly as co-trustee of The Bryson Fixed Charitable Trust with respect to which he shares voting and investment power with his spouse; and 19,000 shares of Class A common stock and 33,500 shares of Class B common stock held indirectly as co-trustees of The Bryson Foundation, with respect to which he shares voting and investment power with his spouse.

(8)
Includes 565,610 shares of Class A common stock and 2,519,751 shares of Class B common stock held by SJL NS-Holdings, LLC, a family limited liability company in which Mr. Lund retains voting and investment control over 50% of the securities and may be deemed to share voting and investment control with his spouse, Kalleen Lund, with respect to the other 50%; 51,280 shares of Class A common stock and 14,371 shares of Class B common stock held indirectly as co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust and The Steven and Kalleen Lund Foundation with respect to which he shares voting and investment power with his spouse; and 102,762 shares of Class B common stock held indirectly as trustee of The C & K Trust with respect to which he has sole voting and investment power.

(9)
Includes 509,337 shares of Class A common stock and 2,642,665 shares of Class B common stock held by BBR NS-Holdings, LLC, a family limited liability company in which Mr. Roney retains voting and investment control over 50% of the securities and may be deemed to share voting and investment control with his spouse, Denise Roney, with respect to the other 50%; and 21,441 shares of Class A common stock and 32,657 shares of Class B common stock held indirectly as co-trustee of a private foundation with respect to which he shares voting and investment power with his spouse.

(10)	Includes 24,000 shares of Class A common stock that may be acquired by Mr. Pinegar pursuant to presently exercisable non-qualified stock options.
(11)	Includes 30,000 shares of Class A common stock that may be acquired by each of Mr. Campbell, Mr. Garn and Ms. Hawkins pursuant to presently exercisable non-qualified stock options.
(12)	Includes 25,000 shares of Class A common stock that may be acquired by Mr. Lipman pursuant to presently exercisable non-qualified stock options.
(13)	Includes 90,000 shares of Class A common stock that may be acquired by Mr. Bamba pursuant to presently exercisable non-qualified stock options.
(14)	Includes 413,684 shares of Class A common stock held by his spouse, Melanie Roney, over which he may be deemed to share voting and investment control.
(15)
Includes 6,459 shares of Class B common stock held as trustee of The All R’s Trust—Rick Roney and 88,092 shares of Class B common stock held indirectly as trustee of The K and M Roney Trust with respect to which he has sole voting and investment power.

(16)
Includes 2,400,000 shares of Class B common stock held indirectly as manager of four limited liability companies, including K & M Rhino Company, L.C. and S & K Rhino Company, L.C., with respect to which he has sole voting and investment power.

(17)	Includes 1,098,780 shares of Class A common stock that may be acquired upon exercise of options exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

General

As of the date of this prospectus, our authorized capital stock consists of 500,000,000 shares of Class A common stock, 100,000,000 shares of Class B common stock and 25,000,000 shares of preferred stock. As of July 1, 2002, we had 33,958,387 shares of Class A common stock issued and outstanding and 47,612,574 shares of Class B common stock issued and outstanding. Of the authorized shares of preferred stock, no shares of preferred stock were outstanding as of July 1, 2002.

The following description of our capital stock is a summary and is subject to and qualified in its entirety by reference to the provisions of our certificate of incorporation.

Common Stock

As of July 1, 2002, there were approximately 881 holders of record of our Class A common stock and 42 holders of record of our Class B common stock. The shares of Class A common stock and Class B common stock are identical in all respects, except for voting and conversion rights and transfer restrictions regarding the shares of the Class B common stock, as described below.

Voting Rights.    Each share of Class A common stock entitles the holder to one vote on each matter submitted to a vote of our stockholders and each share of Class B common stock entitles the holder to ten votes on each matter, including the election of directors. There is no cumulative voting. Except as required by applicable law, holders of Class A common stock and holders of Class B common stock will vote together on all matters submitted to a vote of the stockholders. With respect to corporate changes, including liquidations, reorganizations, recapitalizations, mergers, consolidations and sales of substantially all of our assets, holders of Class A common stock and holders of Class B common stock will vote together as a single class and the approval of 66 2/3% of the outstanding voting power is required to authorize or approve the transactions.

Any action that can be taken at a meeting of the stockholders may be taken by written consent without a meeting if we receive consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This could permit holders of Class B common stock to take all actions required to be taken by the stockholders without providing the other stockholders an opportunity to make nominations or raise other matters at a meeting. The right to take action by less than unanimous written consent expires at the time as there are no shares of Class B common stock outstanding.

Dividends.    Holders of Class A common stock and holders of Class B common stock are entitled to receive dividends at the same rate if, as and when the dividends are declared by our board of directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

If a dividend or distribution payable in Class A common stock is made on the Class A common stock, we must also make a pro rata and simultaneous dividend or distribution on the Class B common stock payable in shares of Class B common stock. Conversely, if a dividend or distribution payable in Class B common stock is made on the Class B common stock, we must also make a pro rata and simultaneous dividend or distribution on the Class A common stock payable in shares of Class A common stock.

Restrictions on Transfer.    If a holder of Class B common stock transfers shares, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a permitted transferee, those shares will be converted automatically into shares of Class A common stock. In the case of a pledge of shares of Class B common stock to a financial institution, those shares will not be deemed to be transferred unless and until a foreclosure occurs. Our certificate of incorporation defines “permitted transferee” to include Blake M. Roney, Nedra D. Roney, Kirk V. Roney, Brooke B. Roney, Steven J. Lund, Sandra N. Tillotson, R. Craig Bryson and Craig S. Tillotson and their spouses, estates or affiliated entities.

Conversion.    The Class A common stock has no conversion rights. The Class B common stock is convertible into shares of Class A common stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A common stock for each share of Class B common stock converted. In the event of a transfer of shares of Class B common stock to any person other than a permitted transferee, each share of Class B common stock so transferred will be converted automatically into one share of Class A common stock. Each share of Class B common stock will also automatically convert into one share of Class A common stock if, on the record date for any meeting of the stockholders, the number of shares of Class B common stock then outstanding is less than 10% of the aggregate number of shares of Class A common stock and Class B common stock then outstanding.

Liquidation.    In the event of liquidation, after payment of the debts and other liabilities of our company and after making provision for the holders of preferred stock, if any, our remaining assets will be distributable ratably among holders of Class A common stock and holders of Class B common stock treated as a single class.

Mergers and Other Business Combinations.    Upon the merger or consolidation of our company, holders of each class of common stock are entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, shares may differ as to voting rights only to the extent that the voting rights of the Class A common stock and the Class B common stock differ at that time. We may not dispose of all or any substantial part of our assets to, or merge or consolidate with, any person, entity or group, as group is defined in Rule 13d-5 of the Securities Exchange Act of 1934, which beneficially owns in the aggregate 10% or more of our outstanding common stock without the affirmative vote of the holders, other than a related person, of not less that 66 2/3% of the voting power of outstanding Class A common stock and Class B common stock voting as a single class. For the sole purpose of determining the 66 2/3% vote, a related person will also include the seller or sellers from whom the related person acquired, during the preceding six months, at least 5% of the outstanding shares of Class A common stock in a single transaction or series of related transactions pursuant to one or more agreements or other arrangements, and not through a brokers’ transaction, but only if the seller or sellers have beneficial ownership of shares of common stock having a fair market value in excess of $10 million in the aggregate following the disposition to a related person. This 66 2/3% voting requirement is not applicable, however, if:

●
the proposed transaction is approved by a vote of not less than a majority of our directors who are neither affiliated nor associated with the related person, or the seller of shares to the related person as described above; or

●
in the case of a transaction pursuant to which the holders of common stock are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or other consideration to be received per share in the transaction is not less than the higher of (A) the highest price per share paid by the related person for any of its holdings of common stock within the two-year period immediately prior to the announcement of the proposed transaction or (B) the highest closing sale price during the 30-day period immediately preceding that date or during the 30-day period immediately preceding the date on which the related person became a related person, whichever is higher.

Other Provisions.    Holders of Class A common stock and holders of Class B common stock are not entitled to preemptive rights. Neither the Class A common stock nor the Class B common stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

Transfer Agent and Registrar.    The transfer agent and registrar for our Class A common stock is American Stock Transfer and Trust Company.

Listing.    Our Class A common stock is traded on the New York Stock Exchange under the trading symbol “NUS.”  There is currently no public market for our Class B common stock.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by the Delaware General Corporation Law or the rules of the New York Stock Exchange or other organizations on whose systems our stock may be quoted or listed, to provide for the issuance of shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of each series, without any further vote or action by the stockholders. The approval of the holders of at least 66 2/3% of the combined voting power of the outstanding shares of common stock, however, is required for the issuance of shares of preferred stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances. Depending upon the terms of the preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation of our company or could have voting or conversion rights that could adversely affect the holders of the outstanding common stock. In addition, the preferred stock could delay, defer or prevent a change of control of our company. We have no present plans to issue any shares of preferred stock.

Other Charter and Bylaw Provisions

Special meetings of stockholders may be called only by the board of directors or the president or secretary, or at least a majority of the stockholders of our company.  Except as otherwise required by law, stockholders are not entitled to request or call a special meeting of the stockholders.

Our stockholders are required to provide advance notice of nominations of directors to be made at, and of business proposed to be brought before, a meeting of the stockholders. The failure to deliver proper notice within the periods specified in our amended and restated bylaws will result in the denial of the stockholder of the right to make any nominations or propose any action at the meeting.

Section 203 of the Delaware General Corporation Law

We are a Delaware corporation and are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This law prevents many Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under specific circumstances, in a business combination with an interested stockholder for three years following the date that the stockholder became an interested stockholder, unless the business combination or interested stockholder is approved in a prescribed manner. An interested stockholder is a stockholder who, together with affiliates and associates, within the prior three years did own 15% or more of the corporation’s outstanding voting stock. A Delaware corporation may opt out of the provisions of Section 203 of the Delaware General Corporation Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of the provisions of Section 203.

Indemnification and Limitation of Liability of Directors and Officers

To the fullest extent permitted by the Delaware General Corporation Law, our certificate of in incorporation and bylaws provide that we will indemnify and advance expenses to each of our directors, officers, employees and agents. We believe the foregoing provisions are necessary to attract and retain qualified persons as directors and officers. We have entered into separate indemnification agreements with each of our directors and executive officers in order to effectuate these provisions. Our certificate of incorporation also provides for, to the fullest extent permitted by the Delaware General Corporation Law, elimination or limitation of liability of directors for breach of their fiduciary duty to us or our stockholders.

Registration Rights

Under our stockholders’ agreement, as amended, between and among our original stockholders and us, we have granted registration rights permitting each of the original stockholders to register his or her shares of Class A common stock, subject to limited restrictions, on any registration statement we file until the original stockholder has sold a specified value of shares of Class A common stock.

CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes certain material United States federal income and estate tax consequences of the ownership of Class A common stock by a non-U.S. holder (as defined below) as of the date hereof. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local tax consequences that may be relevant to such non-U.S. holders in light of their personal circumstances. Special rules may apply to certain non-U.S. holders, such as certain United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”). Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly retroactively, so as to result in United States federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of Class A common stock should consult their own tax advisors concerning the United States federal income and estate tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership holds Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Class A common stock, you should consult your tax advisor.

As used herein, a “U.S. holder” of Class A common stock means a holder that is:

●	a citizen or resident of the United States;

●	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●
a trust if it (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A “non-U.S. holder” is a holder that is not a U.S. holder.

Dividends

Dividends paid to you, if any, generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. You must comply with certain certification and disclosure requirements in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

                If you wish to claim the benefit of an applicable treaty rate of United States withholding tax (and avoid back-up withholding as discussed below) for dividends, you will be required to (a) complete Internal Revenue Service (“IRS”) Form W-8BEN (or successor form) and certify under penalty of perjury that you are not a United

States person or (b) if your Class A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

You generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Class A common stock unless (i) the gain is effectively connected with your trade or business in the United States, and, where a tax treaty applies, is attributable to your United States permanent establishment, (ii) if you are an individual who holds the Class A common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a “U.S. real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a non-U.S. holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to an additional branch profits tax on such gain at a 30% rate or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Class A common stock which is owned or treated as owned or of which certain lifetime transfers have been made by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends paid to you and the tax withheld with respect to such dividends. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

You will be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of Class A common stock within the United States or conducted through certain United States related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

The selling stockholders are offering the shares of Class A common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase the number of shares of Class A common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated

Total	17,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from the selling stockholders.

We and the selling stockholders will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

Commissions and Discounts

The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to some dealers a concession of not more than $            per share. The underwriters also may allow, and any dealers may reallow, a concession of not more than $            per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The Class A common stock is offered subject to a number of conditions, including:

●	receipt and acceptance of our common stock by the underwriters; and

●	the right to reject orders in whole or in part.

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid to the underwriters and proceeds before expenses to the selling stockholders, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	No Exercise	Full Exercise
Offering price	$	$	$
Discounts and commissions to underwriters
Proceeds, before expenses, to the selling stockholders

We estimate that the expenses of this offering, not including underwriting discounts and commissions, will be $800,000 and are payable by the selling stockholders.

Over-allotment Option

The selling stockholders have granted the underwriters an option to buy up to 2,550,000 additional shares of Class A common stock to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above. The selling stockholders will pay the expenses associated with the exercise of the over-allotment option.

No Sales of Similar Securities

We and our executive officers and directors who are not selling in this offering have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, offer, sell, contract to sell or otherwise dispose of or hedge our Class A common stock or securities convertible into or exchangeable for our Class A common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus and may be released at any time and without notice by Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, at their sole discretion. In addition, the company’s original shareholders who are selling stockholders (constituting all but one of the selling stockholders, which is a charitable organization) have each agreed with the underwriters and us that they will not sell or otherwise dispose of any shares of Class A common stock, or securities convertible into or exchangeable for our Class A common stock, without the prior written consent of the underwriters and the majority of our independent directors for a period of two years after the date of this prospectus. This agreement is subject to the following exceptions, none of which could result in selling stockholders receiving cash proceeds from the disposition of their shares within the two-year period:

●	charitable donations in the second year of up to 500,000 shares in the aggregate by the selling stockholders to a charitable organization;

●	transfers of common stock to selling stockholders from fixed charitable remainder trusts established by the selling stockholder;

●	transfers of common stock to immediate family members or related persons or estate planning entities who agree to be bound by the terms of this two-year lock-up agreement;

●	sales of shares of which the selling stockholder is deemed to have beneficial ownership but whose interest presents no opportunity to profit from the shares being sold; and

●
transfers of shares by lenders under an existing pledge of shares as security for a loan of approximately $20 million to Nedra D. Roney in the case of a default under the loan or in connection with a refinancing thereof.

Price Stabilization, Short Positions and Passive Market Making

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Class A common stock, including:

●	stabilizing transactions;

●	short sales;

●	syndicate covering transactions;

●	imposition of penalty bids; and

●	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

As a result of these activities, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by this prospectus.

Some of the underwriters or their affiliates have from time to time provided investment banking, financial advisory and lending services to us and our affiliates in the ordinary course of business for which they have received customary fees, and they may continue to do so.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. In addition, you may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The prospectus is part of a registration statement we have filed with the SEC relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and accompanying exhibits we filed with the SEC. You may refer to the registration statement and exhibits for more information about us and the securities.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file at a later date with the SEC will automatically update and supersede some of this information. We incorporate by reference the documents listed below as well as any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering. The documents we incorporate by reference are:

●	our annual report on Form 10-K for the fiscal year ended December 31, 2001, including the portions of our definitive proxy statement incorporated by reference therein;

●	our quarterly report on Form 10-Q for the three months ended March 31, 2002; and

●	Item 5 of our current report on Form 8-K filed on July 17, 2002.

You may request a copy of these filings, excluding exhibits, at no cost, by contacting us at the following address:

Nu Skin Enterprises, Inc.
75 West Center Street
Provo, Utah 84601
(801) 345-6100
Attention: Investor Relations

LEGAL MATTERS

The validity of the Class A common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett, 3330 Hillview Avenue, Palo Alto, California. Certain legal matters relating to our Class A common stock will be passed upon for the underwriters by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

NU SKIN ENTERPRISES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Accountants	F-2

Consolidated Balance Sheets at December 31, 2000 and 2001, and March 31, 2002 (unaudited)	F-3

Consolidated Statements of Income for the years ended December 31, 1999, 2000 and 2001, and the three months ended March 31, 2001 and 2002 (unaudited)	F-4

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 1999, 2000 and 2001, and the three months ended March 31, 2002 (unaudited)	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001, and the three months ended March 31, 2001 and 2002 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Nu Skin Enterprises, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Nu Skin Enterprises, Inc. and its subsidiaries at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Salt Lake City, Utah
February 1, 2002

NU SKIN ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 31,		March 31, 2002
	2000	2001
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$63,996	$75,923	$73,799
Accounts receivable	18,191	19,318	22,980
Related parties receivable	13,176	12,961	11,977
Inventories, net	82,015	84,255	89,719
Prepaid expenses and other	44,513	45,404	37,069

	221,891	237,861	235,544

Property and equipment, net	60,562	57,355	55,571
Goodwill and other intangible assets, net (Note 7)	184,706	173,573	179,736
Other assets	123,644	113,563	111,755

Total assets	$590,803	$582,352	$582,606

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$15,837	$14,733	$15,864
Accrued expenses	74,199	63,493	59,073
Related parties payable	9,020	7,122	6,897

	99,056	85,348	81,834

Long-term debt	84,884	73,718	73,107
Other liabilities	40,130	43,396	43,431

Total liabilities	224,070	202,462	198,372

Stockholders’ equity
Class A common stock—500,000,000 shares authorized, $.001 par value, 31,338,676, 33,615,230 and 34,071,332 shares issued and outstanding	31	33	34
Class B common stock—100,000,000 shares authorized, $.001 par value, 53,408,951, 48,849,040 and 48,305,165 shares issued and outstanding	54	49	48
Additional paid-in capital	106,284	88,953	88,588
Accumulated other comprehensive loss	(45,347)	(49,485)	(52,742)
Retained earnings	306,458	340,340	348,306
Deferred compensation	(747)	—	—

	366,733	379,890	384,234

Total liabilities and stockholders’ equity	$590,803	$582,352	$582,606

The accompanying notes are an integral part of these consolidated financial statements.

NU SKIN ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Revenue	$894,249	$879,758	$885,621	$210,259	$216,079
Cost of sales	151,681	149,342	178,083	42,515	44,084

Gross profit	742,568	730,416	707,538	167,744	171,995

Operating expenses:
Distributor incentives	346,951	345,259	347,452	81,834	82,833
Selling, general and administrative	265,770	294,744	288,605	72,898	68,689

Total operating expenses	612,721	640,003	636,057	154,732	151,522

Operating income	129,847	90,413	71,481	13,012	20,473
Other income (expense), net	(1,411)	5,993	8,380	6,959	(9)

Income before provision for income taxes	128,436	96,406	79,861	19,971	20,464
Provision for income taxes (Note 14)	41,742	34,706	29,548	7,389	7,572

Net income	$86,694	$61,700	$50,313	$12,582	$12,892

Net income per share (Note 2):
Basic	$1.00	$0.72	$0.60	$0.15	$0.16

Diluted	$0.99	$0.72	$0.60	$0.15	$0.16

Weighted average common shares outstanding:
Basic	87,081	85,401	83,472	84,092	82,389
Diluted	87,893	85,642	83,915	84,934	83,167

The accompanying notes are an integral part of these consolidated financial statements.

NU SKIN ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Deferred Compensation	Total Stockholders’ Equity
Balance at January 1, 1999	$34	$55	$146,781	$(43,604)	$158,064	$(6,688)	$254,642

Net income	—	—	—	—	86,694	—	86,694
Foreign currency translation adjustments	—	—	—	(4,616)	—	—	(4,616)

Total comprehensive income							82,078
Repurchase of 1,985 shares of Class A common stock (Note 12)	(2)	—	(26,860)	—	—	—	(26,862)
Amortization of deferred compensation	—	—	—	—	—	3,692	3,692
Termination of Nu Skin USA license fee (Note 3)	—	—	(6,444)	—	—	(650)	(7,094)
Issuance of employee stock awards and options	—	—	3,252	—	—	(3,252)	—
Exercise of distributor and employee stock options	—	—	2,923	—	—	—	2,923

Balance at December 31, 1999	32	55	119,652	(48,220)	244,758	(6,898)	309,379

Net income	—	—	—	—	61,700	—	61,700
Foreign currency translation adjustments	—	—	—	2,873	—	—	2,873

Total comprehensive income							64,573
Repurchase of 1,893 shares of Class A common stock (Note 12)	(2)	—	(12,763)	—	—	—	(12,765)
Conversion of shares	1	(1)	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	5,252	5,252
Exercise of distributor and employee stock options	—	—	294	—	—	—	294
Forfeiture of employee stock awards and options	—	—	(899)	—	—	899	—

Balance at December 31, 2000	31	54	106,284	(45,347)	306,458	(747)	366,733

Net income	—	—	—	—	50,313	—	50,313
Foreign currency translation adjustments	—	—	—	(8,298)	—	—	(8,298)
Net unrealized gains on foreign currency cash flow hedges	—	—	—	8,776	—	—	8,776
Net gain reclassified into current earnings	—	—	—	(4,616)	—	—	(4,616)

Total comprehensive income							46,175
Repurchase of 2,491 shares of Class A common stock (Note 12)	(3)	—	(18,136)	—	—	—	(18,139)
Conversion of shares	5	(5)	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	747	747
Exercise of distributor and employee stock options	—	—	805	—	—	—	805
Cash dividends	—	—	—	—	(16,431)	—	(16,431)

Balance at December 31, 2001	33	49	88,953	(49,485)	340,340	—	379,890

Net income (unaudited)	—	—	—	—	12,892	—	12,892
Foreign currency translation adjustments (unaudited)	—	—	—	(1,725)	—	—	(1,725)
Net unrealized gains on foreign currency cash flow hedges (unaudited)	—	—	—	35	—	—	35
Net gain reclassified into current earnings (unaudited)	—	—	—	(1,567)	—	—	(1,567)

Total comprehensive income (unaudited)							9,635
Repurchase of 173 shares of Class A common stock (Note 12) (unaudited)	—	—	(1,356)	—	—	—	(1,356)
Conversion of shares (unaudited)	1	(1)	—	—	—	—	—
Purchase of long-term asset (Note 20) (unaudited)	—	—	936	—	—	—	936
Exercise of distributor and employee stock options (unaudited)	—	—	55	—	—	—	55
Cash dividends (unaudited)	—	—	—	—	(4,926)	—	(4,926)

Balance at March 31, 2002 (unaudited)	$34	$48	$88,588	$(52,742)	$348,306	$—	$384,234

The accompanying notes are an integral part of these consolidated financial statements.

NU SKIN ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Cash flows from operating activities:
Net income	$86,694	$61,700	$50,313	$12,582	$12,892
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,515	32,350	31,679	7,898	5,184
Amortization of deferred compensation	3,692	5,252	747	579	—
Gain on sale	—	—	(2,328)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(3,776)	(31)	(1,127)	(2,602)	(3,662)
Related parties receivable	(4,441)	3,248	215	508	984
Inventories, net	(2,133)	3,736	(2,240)	2,851	(5,464)
Prepaid expenses and other	1,033	7,875	(891)	(4,481)	8,335
Goodwill and other intangible assets, net	(3,952)	(10,025)	(1,590)	(6)	(1,477)
Other assets	(53,217)	(11,375)	10,081	3,294	1,808
Accounts payable	4,068	(6,848)	(1,104)	(1,021)	1,131
Accrued expenses	(40,868)	(40,492)	(10,706)	(13,658)	(4,420)
Related parties payable	448	(6,039)	(1,898)	(958)	(225)
Other liabilities	13,236	4,037	3,266	1,109	35

Net cash provided by operating activities	30,299	43,388	74,417	6,095	15,121

Cash flows from investing activities:
Purchase of property and equipment	(29,719)	(23,030)	(15,126)	(4,569)	(2,734)
Purchase of Big Planet, net of cash acquired (Note 4)	(13,571)	—	—	—	—
Purchase of long-term asset (Note 20)	—	—	—	—	(4,830)
Payments for lease deposits	(2,206)	(195)	—	—	—
Receipt of refundable lease deposits	1,508	255	—	—	—

Net cash used in investing activities	(43,988)	(22,970)	(15,126)	(4,569)	(7,564)

Cash flows from financing activities:
Payments on long-term debt	(14,545)	(142,821)	—	—	—
Payments of cash dividends	—	—	(16,431)	(3,969)	(4,926)
Termination of Nu Skin USA license fee (Note 3)	(10,000)	—	—	—	—
Payment to stockholders under the NSI Acquisition (Note 5)	(25,000)	—	—	—	—
Proceeds from long-term debt	—	90,000	—	—	—
Repurchase of shares of common stock	(26,862)	(12,765)	(18,139)	(5,856)	(1,356)
Exercise of distributor and employee stock options	2,923	294	805	24	55

Net cash used in financing activities	(73,484)	(65,292)	(33,765)	(9,801)	(6,227)

Effect of exchange rate changes on cash	8,508	(1,292)	(13,599)	(4,184)	(3,454)

Net increase (decrease) in cash and cash equivalents	(78,665)	(46,166)	11,927	(12,459)	(2,124)
Cash and cash equivalents, beginning of period	188,827	110,162	63,996	63,996	75,923

Cash and cash equivalents, end of period	$110,162	$63,996	$75,923	$51,537	$73,799

The accompanying notes are an integral part of these consolidated financial statements.

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    The Company

Nu Skin Enterprises, Inc. (the “Company”) is a leading, global direct selling company that develops and distributes premium-quality, innovative personal care products and nutritional supplements through a large network of independent distributors. The Company also distributes technology and telecommunications products and services through its distributors. The Company reports revenue from four geographic regions: North Asia, which consists of Japan and South Korea; Southeast Asia, which consists of Australia, Hong Kong (including Macau), Malaysia, New Zealand, China, the Philippines, Singapore, Taiwan and Thailand; North America, which consists of the United States and Canada; and Other Markets, which consists of the Company’s markets in Brazil, Europe, Guatemala and Mexico (the Company’s subsidiaries operating in these countries are collectively referred to as the “Subsidiaries”).

As discussed in Note 3, on March 8, 1999, Nu Skin International, Inc. (“NSI”) a subsidiary of the Company, terminated its distribution license and various other license agreements and other intercompany agreements with Nu Skin USA, Inc. (“Nu Skin USA”). Also in March 1999, through a newly formed wholly-owned subsidiary, the Company acquired selected assets of Nu Skin USA. In May 1999, the Company acquired Nu Skin Canada, Inc., Nu Skin Mexico, Inc. and Nu Skin Guatemala, Inc. (collectively, the “North American Affiliates”).

As discussed in Note 4, the Company completed the Big Planet Acquisition on July 13, 1999, which enabled the Company to market and distribute technology-based products and services.

2.    Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and the Subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include reserves for product returns, obsolete inventory and taxes. Actual results could differ from these estimates.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid instruments with original maturities of 90 days or less.

Inventories

Inventories consist primarily of merchandise purchased for resale and are stated at the lower of cost or market, using the first-in, first-out method. The Company had reserves for obsolete inventory totaling $7.2 million, $2.8 million, and $6.7 million as of December 31, 1999, 2000 and 2001, respectively and $6.9 million (unaudited) as of March 31, 2002.

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5–7 years
Computers and equipment	3–5 years
Leasehold improvements	Shorter of estimated useful life or lease term
Vehicles	3–5 years

Expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill and other intangible assets

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards No. 141 (“SFAS 141”), Business Combinations, and No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company adopted the provisions of SFAS 141 immediately and SFAS 142 effective January 1, 2002. The adoption of SFAS 142, including the transitional impairment tests, were completed and did not have a significant effect on the Company’s consolidated financial statements. (Note 7)

Revenue recognition

Revenue is recognized when products are shipped, which is when title passes to independent distributors who are the Company’s customers. A reserve for product returns is accrued based on historical experience. The Company generally requires cash or credit card payment at the point of sale. The Company has determined that no allowance for doubtful accounts is necessary. Amounts received prior to shipment and title passage to distributors are recorded as deferred revenue. In addition, the Company operates a professional employer organization (“PEO”) that outsources personnel and benefits to small businesses in the United States. Revenue for the PEO consists of service fees paid by its clients. Cost of sales for the PEO includes the direct costs (such as salaries, wages and other benefits) associated with the employees.

In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101 (“SAB 101”), Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The implementation of SAB 101 did not significantly impact the Company’s revenue recognition policies.

Research and development

The Company’s research and development activities are conducted primarily through its Pharmanex division. Research and development costs are expensed as incurred.

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for Income Taxes. Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net income per share

The Company computes earnings per share under Statement of Financial Accounting Standards No. 128 (“SFAS 128”), Earnings per Share. SFAS 128 specifies the computation, presentation and disclosure requirements for earnings per share data. SFAS 128 also requires the presentation of both basic and diluted earnings per share data for entities with complex capital structures. Diluted earnings per share data gives effect to all dilutive potential common shares that were outstanding during the periods presented.

Foreign currency translation

Most of the Company’s business operations occur outside the United States. Each Subsidiary’s local currency is considered the functional currency. Since a substantial portion of the Company’s inventories are purchased with U.S. dollars in the United States and since the Company is incorporated in the United States, all assets and liabilities are translated into U.S. dollars at exchange rates existing at the balance sheet dates, revenue and expenses are translated at weighted average exchange rates, and stockholders’ equity is recorded at historical exchange rates. The resulting foreign currency translation adjustments are recorded as a separate component of stockholders’ equity in the consolidated balance sheets, and transaction gains and losses are included in other income and expense in the consolidated financial statements.

Fair value of financial instruments

The fair value of financial instruments including cash and cash equivalents, accounts receivable, related parties receivable, accounts payable, related parties payable and notes payable approximate book values. The carrying amount of long-term debt approximates fair value because the applicable interest rates approximate current market rates. Fair value estimates are made at a specific point in time, based on relevant market information.

Stock-based compensation

The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and provides pro forma disclosures of net income and net income per share as if the fair value based method prescribed by Statement of Financial Accounting Standards No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, has been applied in measuring compensation expense (Note 13).

Reporting comprehensive income

The Company has adopted Statement of Financial Accounting Standards No. 130 (“SFAS 130”), Reporting Comprehensive Income. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources, and it includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for derivative instruments and hedging activities

The Company has adopted Statement of Financial Accounting Standards No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intended use of the derivative and its resulting designation. The adoption of SFAS 133 did not have a significant impact on the Company’s consolidated financial statements. (Note 16)

New pronouncements

In September 2001, the Emerging Issues Task Force (“EITF”) issued EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products, which addresses the accounting for consideration given by a vendor to a customer or a reseller of the vendor’s products. The Company adopted EITF 01-09 effective January 1, 2002 and such adoption did not have a significant impact on the Company’s consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143 (“SFAS 143”), Accounting for Asset Retirement Obligations, which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS 143 is effective January 1, 2003. The Company has evaluated the impact of this standard and does not believe its adoption will have a significant effect on its financial statements.

In October 2001, the FASB issued SFAS No. 144 (“SFAS 144”), Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses the accounting and reporting for the impairment and disposal of long-lived assets. The Company has adopted SFAS 144 effective January 1, 2002 and such adoption did not have a significant effect on its financial statements.

In May 2002, the FASB issued SFAS No. 145, “Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002. The Company is currently evaluating the impact of this new guidance.

Interim financial data

The interim financial data as of March 31, 2002 and for the three months ended March 31, 2002 and March 31, 2001 is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

3.    Acquisition of Certain Assets of Nu Skin USA, Inc.

On March 8, 1999, NSI terminated its distribution license and various other license agreements and other intercompany agreements with Nu Skin USA and paid Nu Skin USA a $10.0 million termination fee. Also, on that same date, through a newly formed wholly-owned subsidiary, the Company acquired selected assets of Nu Skin USA in exchange for assuming various accounts payable of Nu Skin USA. The acquisition of the selected assets and assumption of liabilities and the termination of these agreements has been recorded for the consideration paid, except for the portion of Nu Skin USA which is under common control of a group of stockholders, which portion has been recorded at predecessor basis.

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Acquisition of Big Planet, Inc.

On July 13, 1999, the Company completed the acquisition of Big Planet, Inc. (“Big Planet”) for $29.2 million, which consisted of a cash payment of $14.6 million and a note payable of $14.6 million (the “Big Planet Acquisition”). In addition, the Company loaned Big Planet approximately $4.5 million immediately prior to the closing to redeem the option holders and certain management stockholders of Big Planet.

The Big Planet Acquisition was accounted for by the purchase method of accounting. The Company recorded intangible assets of $47.0 million. The Company recorded amortization on the intangible assets relating to the Big Planet Acquisition of $1.1 million, $2.3 million and $2.5 million during 1999, 2000 and 2001, respectively.

5.    Related Party Transactions

Scope of related party activity

Prior to the acquisition of certain assets of Nu Skin USA (see Note 3) and the acquisition of the North American Affiliates in 1999, the Company had transactions with these affiliated entities. The transactions with these entities were as follows: (1) the Company sold products and marketing materials; (2) the Company collected trademark royalty fees from these entities on products bearing NSI trademarks that were not purchased from NSI; (3) the Company entered into a distribution agreement with each independent distributor; (4) the Company collected license fees from these entities for the right to use the distributors, and for the right to use the Company’s distribution system and other related intangibles; (5) the Company operates a global commission plan whereby distributors’ commissions are determined by aggregate worldwide purchases made by downline distributors. Thus, commissions on purchases from the Company earned by distributors located in geographic areas outside those held by the Company were remitted to the Company, which then forwarded these commissions to the distributors; (6) the Company collected fees for management and support services provided to these entities. The sales revenue, royalties, licenses and management fees charged to the affiliated entities prior to the acquisition were recorded as revenue in the consolidated statements of income and totaled $13.6 million for the year ended December 31, 1999.

Payment to stockholders under the NSI Acquisition

In March 1998, the Company completed the acquisition (the “NSI Acquisition”) of the capital stock of NSI and certain other NSI affiliates (the “Acquired Entities”). Pursuant to the terms of the NSI Acquisition, NSI and the Company were required to pay certain contingent payments if specific earnings growth targets were met. The Company and NSI met specific earnings growth targets in 1998 resulting in a contingent payment to the stockholders of the Acquired Entities of $25.0 million, which was paid in 1999. In 1999, 2000 and 2001, the Company did not meet specific earnings growth targets. Consequently, no other payments are due or will be due as the contingent earnout expired December 31, 2001.

Certain relationships with stockholder distributors

Two major stockholders of the Company have been independent distributors for the Company since 1984. These stockholders are partners in an entity which receives substantial commissions from the Company, including commissions relating to sales within the countries in which the Company operates. By agreement, the Company pays commissions to this partnership at the highest level of distributor compensation to allow the stockholders to use their expertise and reputations in network marketing to further develop the Company’s distributor force, rather than focusing solely on their own distributor organizations. The commissions paid to this

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

partnership relating to sales within the countries in which the Company operates were $3.3 million, $3.4 million and $3.5 million for the years ended December 31, 1999, 2000 and 2001, respectively, and $0.8 million (unaudited) for the three months ended March 31, 2002.

Loan to stockholder

The Company has loaned $5.0 million to a non-management stockholder. The loan is partly secured by 349,406 shares of Class B common stock. Interest accrues at a rate of 6.0% per annum on this loan. The loan balance, including accrued interest, totaled $6.0 million and $6.4 million at December 31, 2000 and 2001, respectively, and $6.4 million (unaudited) for the three months ended March 31, 2002.

Lease agreements

The Company leases corporate office and warehouse space from two related party entities. Total lease payments to these two affiliated entities were $2.8 million, $2.7 million and $3.3 million for the years ended December 31, 1999, 2000 and 2001, respectively, and $0.8 million (unaudited) for the three months ended March 31, 2002.

6.    Property and Equipment

Property and equipment are comprised of the following (in thousands):

	December 31,		March 31, 2002
	2000	2001
			(unaudited)
Furniture and fixtures	$35,995	$36,089	$35,837
Computers and equipment	71,377	70,869	72,003
Leasehold improvements	23,797	25,479	25,964
Vehicles	1,187	1,656	1,660

	132,356	134,093	135,464
Less: accumulated depreciation	(71,794)	(76,738)	(79,893)

	$60,562	$57,355	$55,571

Depreciation of property and equipment totaled $14.1 million, $17.0 million and $16.6 million for the years ended December 31, 1999, 2000 and 2001, respectively, and $4.1 million (unaudited) for the three months ended March 31, 2002.

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following (in thousands):

	December 31,		March 31, 2002
	2000	2001
			(unaudited)
Goodwill	$135,370	$135,600	$142,252
Developed technology	22,500	22,500	22,500
Trademarks and tradenames	26,901	28,652	28,716
Marketing rights	15,750	15,750	15,750
Other	14,766	16,703	17,230

	215,287	219,205	226,448
Less: accumulated amortization	(30,581)	(45,632)	(46,712)

	$184,706	$173,573	$179,736

Amortization of goodwill and other intangible assets totaled $15.3 million, $15.3 million and $15.1 million for the years ended December 31, 1999, 2000 and 2001, respectively.

The Company adopted Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible Assets (“SFAS 142”) effective January 1, 2002. Under the new standard, goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. Other intangible assets with finite lives, such as developed technology, will continue to be amortized over their useful lives. The transitional impairment tests were completed and did not result in an impairment charge.

In accordance with SFAS 142, prior period amounts were not restated. A reconciliation of the previously reported net income and earnings per share for the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2001 to the amounts adjusted for the reduction of amortization expense, net of the related income tax effect, is as follows (unaudited):

	December 31,			March 31, 2001
	1999	2000	2001
	(in thousands, except per share data)
Reported net income	$86,694	$61,700	$50,313	$12,582
Add: amortization adjustment	5,807	6,453	6,352	1,751

Adjusted	$92,501	$68,153	$56,665	$14,333

Reported basic EPS	$1.00	$.72	$.60	$.15
Add: amortization adjustment	.06	.08	.08	.02

Adjusted	$1.06	$.80	$.68	$.17

Reported diluted EPS	$.99	$.72	$.60	$.15
Add: amortization adjustment	.06	.08	.08	.02

Adjusted	$1.05	$.80	$.68	$.17

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and other intangible assets as of March 31, 2002 consists of the following (in thousands) (unaudited):

Carrying Amount
Goodwill and other indefinite life intangible assets:
Goodwill	$121,672
Trademarks and tradenames	22,292
Marketing rights	12,266
Other	4,080

$160,310

	Gross Carrying Amount	Accumulated Amortization
Other finite life intangible assets:
Developed technology	$22,500	$6,223
Other	9,888	6,739

	$32,388	$12,962

Amortization expense for developed technology and other finite life intangible assets was approximately $0.6 million for the three months ended March 31, 2002. Annual estimated amortization expense is expected to approximate $1.5 million for each of the five succeeding fiscal years (unaudited).

8.    Other Assets

Other assets consist of the following (in thousands):

	December 31,		March 31, 2002
	2000	2001
			(unaudited)
Deferred taxes	$88,551	$83,412	$82,023
Deposits for noncancelable operating leases	11,837	12,353	11,707
Other	23,256	17,798	18,025

	$123,644	$113,563	$111,755

9.    Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,		March 31, 2002
	2000	2001
			(unaudited)
Income taxes payable	$10,756	$7,030	$5,218
Accrued commission payments to distributors	26,425	25,947	23,939
Other taxes payable	13,016	10,012	6,355
Other accruals	24,002	20,504	23,561

	$74,199	$63,493	$59,073

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Long-Term Debt

On October 12, 2000, the Company entered into a loan for $87.1 million to refinance the remaining balance of its existing credit facility with the proceeds of a private placement of 9.7 billion Japanese yen of ten-year senior notes (the “Notes”) to The Prudential Insurance Company of America. The Notes bear interest at an effective rate of 3.03% per annum and are due October 2010, with principal payments beginning October 2004. As of December 31, 2001, the outstanding balance on the Notes was 9.7 billion Japanese yen, or $73.7 million, and as of March 31, 2002, the outstanding balance on the Notes was 9.7 billion Japanese yen, or $73.1 million (unaudited).

Interest expense relating to the long-term debt totaled $5.7 million, $4.8 million and $2.5 million for the years ended December 31, 1999, 2000 and 2001, respectively, and $0.6 million (unaudited) for the three months ended March 31, 2002.

The Notes contain other terms and conditions and affirmative and negative financial covenants customary for credit facilities of this type. As of December 31, 2001 and at March 31, 2002 (unaudited), the Company is in compliance with all financial covenants under the Notes.

On May 10, 2001, the Company entered into a $60.0 million revolving credit agreement (the “Revolving Credit Facility”) with Bank of America, N.A. and Bank One, N.A. for which Bank of America, N.A. acted as agent. The proceeds may be used for working capital, capital expenditures and other purposes including repurchases of the Company’s outstanding shares of Class A common stock. There were no significant outstanding balances relating to the Revolving Credit Facility as of December 31, 2001 and at March 31, 2002 (unaudited). The Revolving Credit Facility is reduced to $45.0 million on May 10, 2002 and is further reduced to $30.0 million on May 10, 2003. The Revolving Credit Facility is set to expire on May 10, 2004.

Maturities of long-term debt at December 31, 2001 are as follows (in thousands):

Year Ending December 31,
2002-2003	$—
2004	10,531
2005	10,531
2006	10,531
Thereafter	42,125

Total	$73,718

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Lease Obligations

The Company leases office space and computer hardware under noncancelable long-term operating leases. Most leases include renewal options of up to three years. Minimum future operating lease obligations at December 31, 2001 are as follows (in thousands):

Year Ending December 31,
2002	$8,454
2003	5,067
2004	3,022
2005	2,716
2006	2,718
Thereafter	15,011

Total minimum lease payments	$36,988

Rental expense for operating leases totaled $18.4 million, $20.7 million and $19.2 million for the years ended December 31, 1999, 2000 and 2001, respectively, and $4.7 million (unaudited) for the three months ended March 31, 2002.

12.    Capital Stock

The Company’s authorized capital stock consists of 25 million shares of preferred stock, par value $.001 per share, 500 million shares of Class A common stock, par value $.001 per share and 100 million shares of Class B common stock, par value $.001 per share. The shares of Class A common stock and Class B common stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions, as follows: (1) each share of Class A common stock entitles the holder to one vote on matters submitted to a vote of the Company’s stockholders and each share of Class B common stock entitles the holder to ten votes on each such matter; (2) stock dividends of Class A common stock may be paid only to holders of Class A common stock and stock dividends of Class B common stock may be paid only to holders of Class B common stock; (3) if a holder of Class B common stock transfers such shares to a person other than a permitted transferee, as defined in the Company’s Certificate of Incorporation, such shares will be converted automatically into shares of Class A common stock; and (4) Class A common stock has no conversion rights; however, each share of Class B common stock is convertible into one share of Class A common stock, in whole or in part, at any time at the option of the holder.

Weighted average common shares outstanding

The following is a reconciliation of the weighted average common shares outstanding for purposes of computing basic and diluted net income per share (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Basic weighted average common shares outstanding	87,081	85,401	83,472	84,092	82,389
Effect of dilutive securities:
Stock awards and options	812	241	443	842	778

Diluted weighted average common shares outstanding	87,893	85,642	83,915	84,934	83,167

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repurchase of common stock

Since August 1998, the board of directors has authorized the Company to repurchase up to $70.0 million of the Company’s outstanding shares of Class A common stock. The repurchases are used primarily to fund the Company’s equity incentive plans. During the years ended December 31, 1999, 2000 and 2001, the Company repurchased approximately 1.4 million, 1.9 million and 2.5 million shares of Class A common stock for an aggregate price of approximately $17.1 million, $12.8 million and $18.1 million, respectively, and 173,000 shares for an aggregate price of approximately $1.4 million (unaudited) during the three months ended March 31, 2002. As of December 31, 2001, the Company had repurchased a total of approximately 6.7 million shares of Class A common stock for an aggregate price of approximately $59.0 million. As of March 31, 2002, the Company had repurchased a total of approximately 6.9 million shares of Class A common stock for an aggregate price of approximately $60.0 million (unaudited).

Conversion of common stock

During 2000 and 2001, the holders of the Class B common stock converted approximately 1.2 million and 4.6 million shares of Class B common stock to Class A common stock, respectively. During the three-month period ended March 31, 2002, the holders of the Class B common stock converted approximately 0.5 million shares (unaudited) of Class B common stock to Class A common stock.

13.    Equity Incentive Plans

During the year ended December 31, 1996, the Company’s board of directors adopted the Nu Skin Enterprises, Inc., 1996 Stock Incentive Plan (the “1996 Stock Incentive Plan”). The 1996 Stock Incentive Plan provides for granting of stock awards and options to purchase common stock to executives, other employees, independent consultants and directors of the Company and its Subsidiaries. The Company has a total of 8.0 million shares available for grant under this plan. As of December 31, 2001, approximately 4.0 million shares have been granted.

On September 17, 2001, the Company offered to exchange certain outstanding options to purchase shares of Nu Skin’s Class A common stock held by eligible optionholders granted under the 1996 Stock Incentive Plan having an exercise price equal to or greater than $10.00 per share for new options to purchase shares of Nu Skin’s Class A common stock. A total of 90 employees tendered 950,125 options to purchase the Company’s Class A common stock, which options were cancelled on October 17, 2001, in return for commitments of new grants on the grant date of April 19, 2002.

Effective November 21, 1996, the Company implemented a one-time distributor equity incentive program which provided for grants of options to selected distributors for the purchase of 1,605,000 shares of the Company’s Class A common stock. The options are exercisable at a price of $5.75 per share and vested one year from the effective date. The Company recorded distributor stock expense of $19.9 million over the vesting period. As of December 31, 2001, approximately 778,000 of these options had been exercised.

Pursuant to the acquisition of Pharmanex in 1998, the Company assumed outstanding options under two stock option plans. The options were converted into the right to purchase approximately 261,000 shares of Class A common stock.

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the Company’s stock option plans as of December 31, 1999, 2000 and 2001 and changes during the years then ended, is presented below:

	1999		2000		2001
	Shares (in 000s)	Weighted Average Exercise Price	Shares (in 000s)	Weighted Average Exercise Price	Shares (in 000s)	Weighted Average Exercise Price
Outstanding—beginning of year	3,642.0	$10.80	5,039.9	$13.44	5,838.9	$10.89
Granted at fair value	2,194.8	17.20	1,983.5	7.40	902.5	7.49
Exercised	(410.2)	5.61	(22.3)	5.47	(138.0)	5.76
Forfeited/canceled	(386.7)	10.69	(1,162.2)	16.09	(1,426.3)	13.03

Outstanding—end of year	5,039.9	13.44	5,838.9	10.89	5,177.1	9.84

Options exercisable at year-end	1,306.5	$7.54	2,146.6	$9.44	2,501.7	$9.76

The following table summarizes information concerning outstanding and exercisable options at December 31, 2001:

	Options Outstanding			Options Exercisable
Exercise Price Range	Shares (in 000s)	Weighted Average Exercise Price	Weighted Average Years Remaining	Shares (in 000s)	Weighted Average Exercise Price
$0.92 to $5.75	1,174.0	$4.89	5.04	1,174.0	$4.89
$6.56 to $11.00	2,577.5	7.51	8.56	514.5	7.60
$12.00 to $16.00	506.1	13.28	7.36	290.7	13.38
$17.00 to $28.50	919.5	20.81	7.34	522.5	20.83

	5,177.1	9.84	7.43	2,501.7	9.76

The Company accounts for stock-based compensation in accordance with the provisions of APB 25. The Company recorded expense in the amount of $579,000, $703,000 and $747,000 in 1999, 2000 and 2001, respectively, in connection with options granted under the Company’s equity incentive plans. Had compensation expense been determined based on the fair value at the grant dates as prescribed in SFAS 123, the Company’s results for the years ended December 31 would have been as follows:

	1999	2000	2001
Pro forma net income (in 000s)	$78,184	$56,216	$48,427

Pro forma earnings per share:
Basic	$0.90	$0.66	$0.58

Diluted	$0.89	$0.66	$0.58

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	1999	2000	2001
Risk-free interest rate	5.9%	6.3%	4.5%
Expected life	2.7 years	3.8 years	2.9 years
Expected volatility	67.0%	52.0%	60.0%
Expected dividend yield	—	—	2.8%

The weighted-average grant date fair values of options granted during 1999, 2000 and 2001 were $9.72, $3.41 and $3.12, respectively.

Following the Company’s initial public offering in 1996, the Company granted stock awards of its Class A common stock to employees. In total, approximately 686,000 shares were issued in this program, and the awards vested ratably over a one to four year period. The Company recorded compensation expense of $2.7 million and $2.8 million for the years ended December 31, 1999 and 2000, respectively, relating to these stock awards.

Effective February 1, 2000, the Company’s board of directors adopted the Employee Stock Purchase Plan (the “Purchase Plan”), which provides for the issuance of a maximum of 200,000 shares of Class A common stock. Eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase shares of the Company’s Class A common stock on every April 30th, July 31st, October 31st or January 31st (the “Purchase Date”). The price of the Class A common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Class A common stock on the commencement date of each three month offering period or Purchase Date. During 2001, approximately 19,000 shares were purchased at prices ranging from $4.78 to $6.29 per share. At December 31, 2001, approximately 161,000 shares were available under the Purchase Plan for future issuance.

14.    Income Taxes

Consolidated income before provision for income taxes consists of income earned primarily from international operations. The provision for current and deferred taxes for the years ended December 31, 1999, 2000 and 2001 consists of the following (in thousands):

	1999	2000	2001
Current
Federal	$3,030	$1,677	$1,812
State	3,030	1,589	2,078
Foreign	56,165	36,503	25,529

	62,225	39,769	29,419
Deferred
Federal	(19,008)	4,337	3,330
State	(215)	836	(242)
Foreign	(1,260)	(10,236)	(2,959)

Provision for income taxes	$41,742	$34,706	$29,548

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The principal components of deferred tax assets are as follows (in thousands):

	December 31, 2000	December 31, 2001
Deferred tax assets:
Inventory differences	$5,164	$5,275
Foreign tax credit	60,278	47,689
Distributor stock options and employee stock awards	6,723	5,836
Capitalized legal and professional	1,427	1,089
Accrued expenses not deductible until paid	14,154	27,440
Withholding tax	2,142	2,072
Minimum tax credit	10,739	12,776
Net operating losses	7,096	5,125

Total deferred tax assets	107,723	107,302

Deferred tax liabilities:
Foreign deferred tax	14,816	17,557
Exchange gains and losses	5,880	11,799
Cost of goods sold adjustment	3,220	1,845
Pharmanex intangibles step-up	18,880	17,130
Other	6,149	6,566

Total deferred tax liabilities	48,945	54,897

Valuation allowance	—	—

Deferred taxes, net	$58,778	$52,405

The actual tax rate for the years ended December 31, 1999, 2000 and 2001 compared to the statutory U.S. Federal tax rate is as follows:

	Year Ended December 31,
	1999	2000	2001
Income taxes at statutory rate	35.00%	35.00%	35.00%
Foreign tax credit limitation (benefit)	(7.77)	—	—
Non-deductible expenses	1.72	1.92	2.14
Branch remittance gains and losses	3.78	(.03)	(.85)
Other	(.23)	(.89)	.71

	32.50%	36.00%	37.00%

15.    Employee Benefit Plan

The Company has a 401(k) defined contribution plan which permits participating employees to defer up to a maximum of 15% of their compensation, subject to limitations established by the Internal Revenue Code. Employees who work a minimum of 1,000 hours per year, who have completed at least one year of service and who are 21 years of age or older are qualified to participate in the plan. The Company matches 100% of the first 2% and 50% of the next 2% of each participant’s contributions to the plan. Participant contributions are immediately vested.

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company contributions vest based on the participant’s years of service at 25% per year over four years. The Company’s contribution totaled $910,000, $979,000 and $1,038,000 for years ended December 31, 1999, 2000 and 2001, respectively.

16.    Derivative Financial Instruments

The Company’s Subsidiaries enter into significant transactions with each other and third parties which may not be denominated in the respective Subsidiaries’ functional currencies. The Company seeks to reduce its exposure to fluctuations in foreign exchange rates through the use of foreign currency exchange contracts and through certain intercompany loans of foreign currency. The Company does not use such derivative financial instruments for trading or speculative purposes. The Company regularly monitors its foreign currency risks and periodically takes measures to reduce the impact of foreign exchange fluctuations on the Company’s operating results. Gains and losses on certain intercompany loans of foreign currency are recorded as other income and expense in the consolidated statements of income.

At December 31, 2000 and December 31, 2001, the Company held forward contracts designated as foreign currency cash flow hedges with notional amounts totaling approximately $28.9 million and $55.0 million, respectively and approximately $86.5 million at March 31, 2002 (unaudited), to hedge foreign currency intercompany items. All such contracts were denominated in Japanese yen. As of January 1, 2001, the Company adopted SFAS 133. The adoption of SFAS 133 did not have a significant impact on the Company’s Consolidated Financial Statements. The net gains on foreign currency cash flow hedges recorded in current earnings were $7.6 million for the year ended December 31, 2001 and were $1.6 million (unaudited) and $2.3 million (unaudited) for the three months ended March 31, 2001 and 2002, respectively. Prior to the adoption of SFAS 133, the Company held foreign currency forward contracts which were marked to market and recorded net gains in other income of $4.5 million for the year ended December 31, 2000 and recorded net losses in other income of $0.3 million for the year ended December 31, 1999. Those contracts held at December 31, 2001 have maturities from January 2002 through September 2002 and accordingly, all unrealized gains on foreign currency cash flow hedges included in other comprehensive income at December 31, 2001 will be recognized in current earnings over the next twelve-month period. Those contracts held at March 31, 2002 have maturities through April 2003 and accordingly, all unrealized gains on foreign currency cash flow hedges included in other comprehensive income at March 31, 2002 will be recognized in current earnings over the next twelve-month period (unaudited).

17.    Supplemental Cash Flow Information

Cash paid for interest totaled $5.7 million, $4.2 million and $2.4 million for the years ended December 31, 1999, 2000 and 2001, respectively. Cash paid for income taxes totaled $76.6 million, $30.9 million and $18.4 million for the years ended December 31, 1999, 2000 and 2001, respectively, and $5.9 million (unaudited) for the three months ended March 31, 2002.

Noncash investing and financing activities

For the year ended December 31, 1999, noncash investing and financing activities included the purchase of Big Planet for $29.2 million of which $14.6 million consisted of a note payable (Note 4).

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.    Segment Information

The Company operates by selling products to a global distributor network of distributors that operates in a seamless manner from market to market. The Company’s largest expense is the cost of this distributor network and the Company manages its business, primarily, by managing this network. Accordingly, pursuant to SFAS 131, the Company believes that it operates a single operating segment. However, the Company does recognize revenue from sales to distributors in four geographic regions throughout the world: North Asia, Southeast Asia, North America and Other markets. Information as to the revenue of the Company in each of these regions is set forth below (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Region:
North Asia	$619,283	$585,373	$553,910	$129,959	$131,245
Southeast Asia	140,063	119,456	150,290	30,785	43,157
North America	117,944	155,841	155,935	43,440	35,023
Other markets	16,959	19,088	25,486	6,075	6,654

Totals	$894,249	$879,758	$885,621	$210,259	$216,079

Information as to the Company’s operations in different geographical areas is set forth below (in thousands):

Revenue

Revenue from the Company’s operations in Japan totaled $602,411, $554,210 and $508,141 for the years ended December 31, 1999, 2000 and 2001, respectively, and $121,841 (unaudited) and $117,058 (unaudited) for the three months ended March 31, 2001 and 2002, respectively. Revenue from the Company’s operations in the United States totaled $113,442, $148,578 and $148,975 for the years ended December 31, 1999, 2000 and 2001, respectively, and $41,811 (unaudited) and $33,217 (unaudited) for the three months ended March 31, 2001 and 2002, respectively.

Long-lived assets

Long-lived assets in Japan were $23,782 and $18,863 as of December 31, 2000 and 2001, respectively, and $18,452 (unaudited) as of March 31, 2002. Long-lived assets in the United States were $313,415 and $293,854 as of December 31, 2000 and 2001, respectively, and $297,029 (unaudited) as of March 31, 2002.

19.    Commitments and Contingencies

The Company is subject to governmental regulations pertaining to product formulation, labeling and packaging, product claims and advertising and to the Company’s direct selling system. The Company is also subject to the jurisdiction of numerous foreign tax authorities. Any assertions or determination that either the Company or the Company’s distributors is not in compliance with existing statutes, laws, rules or regulations could potentially have a material adverse effect on the Company’s operations. In addition, in any country of jurisdiction, the adoption of new statutes, laws, rules or regulations or changes in the interpretation of existing statutes, laws, rules or regulations could have a material adverse effect on the Company and its operations. Although management believes that the Company is in compliance, in all material respects, with the statutes,

NU SKIN ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

laws, rules and regulations of every jurisdiction in which it operates, no assurance can be given that the Company’s compliance with applicable statutes, laws, rules and regulations will not be challenged by foreign authorities or that such challenges will not have a material adverse effect on the Company’s financial position or results of operations or cash flows. The Company and its Subsidiaries are defendants in litigation and proceedings involving various matters. In the opinion of the Company’s management, based upon advice of its counsel handling such litigation and proceedings, adverse outcomes, if any, will not result in a material effect on the Company’s consolidated financial condition or results of operations.

20.    Purchase of Long-Term Asset (unaudited)

On March 6, 2002, the Company acquired the exclusive rights to a new diagnostic technology relating to daily nutritional supplementation. The acquisition consisted of cash payments of $4.8 million (including acquisition costs) and the issuance of approximately $900,000 or 106,667 shares of the Company’s Class A common stock. In addition, the acquisition includes contingent payments approximating $8.5 million and up to 1.2 million shares of the Company’s Class A common stock if certain development and revenue targets are met.

21.    Subsequent Events (unaudited)

On April 19, 2002, the Company acquired First Harvest International, LLC, a small dehydrated food manufacturer. The purchase price was approximately $3.5 million.

On May 3, 2002, the $5.0 million loan to a non-management stockholder was repaid together with accrued interest with approximately 440,000 shares of the Company’s stock.

On May 9, 2002, the board of directors declared a quarterly cash dividend of $0.06 per share for all classes of common stock which was paid on June 26, 2002 to stockholders of record on June 7, 2002.

NU SKIN ENTERPRISES®

NU SKIN® | BigPlanet® | PHARMANEX®

17,000,000 Shares

Class A Common Stock

P R O S P E C T U S

            , 2002

Banc of America Securities LLC

Merrill Lynch & Co.

Morgan Stanley

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the selling stockholders. All amounts are estimates other than the SEC registration fee and the NASD filing fee.

SEC registration fee	$22,357
NASD filing fee	24,801
Printing and engraving expenses	125,000
Accounting fees and expenses	150,000
Legal fees and expenses	450,000
Blue sky fees and expenses	5,000
Transfer agent fees and expenses	10,000
Miscellaneous expenses	12,842

Total	$800,000

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article 10 of the Company’s Certificate of Incorporation and Article 5 of the Company’s Bylaws require indemnification to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with specified actions, suits or proceedings, whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Indemnification provided by or granted pursuant to Section 145 of the DGCL is not exclusive of other indemnification that may be granted by a corporation’s bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise. Article 5 of the Company’s Bylaws provides for indemnification consistent with the requirements of Section 145 of the DGCL.

Section 145 of the DGCL also permits a corporation to purchase and maintain insurance on behalf of directors and officers. Article 5 of the Company’s Bylaws permits it to purchase such insurance on behalf of its directors and officers.

Article 7 of the Company’s Certificate of Incorporation provides for, to the fullest extent permitted by the DGCL, elimination or limitation of liability of directors to the Company or its stockholders for breach of fiduciary duty as a director. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any breach of a director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve international misconduct or a knowing violation of law; (iii) for improper payment of dividends or redemptions of shares; or (iv) for any transaction from which the director derives an improper personal benefit.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

Exhibit Number		Description
1.1		Form of Underwriting Agreement.

2.1	*
Stock Acquisition Agreement between Nu Skin Asia Pacific, Inc. and each of the persons on the signature pages thereof, dated February 27, 1998, incorporated by reference to Exhibit 2.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 1997.

2.2	*
Agreement and Plan of Merger dated as of May 3, 1999 by and among Nu Skin Enterprises, Inc., NSC Sub, Inc., NSG Sub, Inc., NSM Sub, Inc., NFB Sub, Inc., Nu Skin Canada, Inc., Nu Skin Guatemala, Inc., Nu Skin Guatemala, S.A., Nu Skin Mexico, Inc., Nu Skin Mexico, S.A. de C.V., Nu Family Benefits Insurance Brokerage, Inc., and certain stockholders, incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 25, 1999.

2.3	*
Agreement and Plan of Merger and Reorganization dated May 3, 1999 between and among the Company, Big Planet Holdings, Inc., Big Planet, Inc., Nu Skin USA, Inc., Richard W. King, Kevin V. Doman and Nathan W. Ricks, incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 28, 1999.

2.4	*
First Amendment to Agreement and Plan of Merger and Reorganization dated July 2, 1999 between and among the Company, Big Planet Holdings, Inc., Big Planet, Inc., Maple Hills Investment, Inc. (formerly Nu Skin USA, Inc.), Richard W. King, Kevin V. Doman and Nathan W. Ricks, incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on July 28, 1999.

2.5	*
Reconstituted Stock Purchase Agreement dated as of March 6, 2002 by and among Worldwide Nutritional Science, Inc., Nutriscan, Inc. and each of the Stockholders of Nutriscan, Inc. incorporated by reference to Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

2.6	*
Agreement and Plan of Merger as of March 6, 2002 by and among the Company, Niksun Acquisition Corporation, a subsidiary of the Company, and Worldwide Nutritional Science, Inc. incorporated by reference to Exhibit 2.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

2.7	*
Membership Interest Purchase Agreement dated as of April 19, 2002, by and among the Company and the members of First Harvest International, LLC incorporated by reference to Exhibit 2.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

4.1	*	Specimen Class A Common Stock Certificate.

4.2	*	Amended and Restated Certificate of Incorporation of the Company incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (File No. 333-12073) (the “Form S-1”).

4.3	*
Certificate of Amendment to the Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998.

4.4	*
Certificate of Designation, Preferences and Relative Participating, Optional, and Other Special Rights of Preferred Stock and Qualification, Limitations and Restrictions Thereof, incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998.

4.5	*	Amended and Restated Bylaws of the Company incorporated by reference to Exhibit 3.2 to the Company’s Form S-1.

4.6		Form of Lock-Up and Registration Rights Agreement.

5.1	*	Opinion of Simpson Thacher & Bartlett regarding legality of the securities covered by this Registration Statement.

Exhibit Number		Description
10.50		Addendum to the Distributor Agreement dated as of March 18, 1986 by and among Nu Skin International, Inc., Clara and James McDermott, Craig Tillotson and Craig Bryson.

10.51		Deferred Compensation Plan dated as of October 16, 2000 between Nu Skin International, Inc. and Max L. Pinegar.

23.1		Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2	*	Consent of Simpson Thacher & Bartlett (contained in Exhibit 5.1).

24.1	*	Power of Attorney.

*	Previously filed.

ITEM 17.    UNDERTAKINGS.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the following Registrant has duly caused Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on July 22, 2002.

NU SKIN ENTERPRISES, INC.

By:	/s/ STEVEN J. LUND
Steven J. Lund Its: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, Amendment No. 2 to this registration statement has been signed below on July 22, 2002 by the following persons in the capacities indicated.

Signature	Title	Date

BLAKE M. RONEY* Blake M. Roney	Chairman of the Board of Directors	July 22, 2002

/s/ STEVEN J. LUND Steven J. Lund	President and Chief Executive Officer and Director (Principal Executive Officer)	July 22, 2002

/s/ COREY B. LINDLEY Corey B. Lindley	Chief Financial Officer (Principal Financial and Accounting Officer)	July 22, 2002

SANDRA N. TILLOTSON* Sandra N. Tillotson	Director	July 22, 2002

BROOKE B. RONEY* Brooke B. Roney	Director	July 22, 2002

MAX L. PINEGAR* Max L. Pinegar	Director	July 22, 2002

E.J. “JAKE” GARN* E.J. “Jake” Garn	Director	July 22, 2002

PAULA HAWKINS* Paula Hawkins	Director	July 22, 2002

DANIEL W. CAMPBELL* Daniel W. Campbell	Director	July 22, 2002

ANDREW D. LIPMAN* Andrew D. Lipman	Director	July 22, 2002

TAKASHI BAMBA* Takashi Bamba	Director	July 22, 2002

*By:	/S/ STEVEN J. LUND Steven J. Lund Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number		Description

1.1		Form of Underwriting Agreement.

2.1	*
Stock Acquisition Agreement between Nu Skin Asia Pacific, Inc. and each of the persons on the signature pages thereof, dated February 27, 1998, incorporated by reference to Exhibit 2.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 1997.

2.2	*
Agreement and Plan of Merger dated as of May 3, 1999 by and among Nu Skin Enterprises, Inc., NSC Sub, Inc., NSG Sub, Inc., NSM Sub, Inc., NFB Sub, Inc., Nu Skin Canada, Inc., Nu Skin Guatemala, Inc., Nu Skin Guatemala, S.A., Nu Skin Mexico, Inc., Nu Skin Mexico, S.A. de C.V., Nu Family Benefits Insurance Brokerage, Inc., and certain stockholders, incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 25, 1999.

2.3	*
Agreement and Plan of Merger and Reorganization dated May 3, 1999 between and among the Company, Big Planet Holdings, Inc., Big Planet, Inc., Nu Skin USA, Inc., Richard W. King, Kevin V. Doman and Nathan W. Ricks, incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 28, 1999.

2.4	*
First Amendment to Agreement and Plan of Merger and Reorganization dated July 2, 1999 between and among the Company, Big Planet Holdings, Inc., Big Planet, Inc., Maple Hills Investment, Inc. (formerly Nu Skin USA, Inc.), Richard W. King, Kevin V. Doman and Nathan W. Ricks, incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on July 28, 1999.

2.5	*
Reconstituted Stock Purchase Agreement dated as of March 6, 2002 by and among Worldwide Nutritional Science, Inc., Nutriscan, Inc. and each of the Stockholders of Nutriscan, Inc. incorporated by reference to Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

2.6	*
Agreement and Plan of Merger as of March 6, 2002 by and among the Company, Niksun Acquisition Corporation, a subsidiary of the Company, and Worldwide Nutritional Science, Inc. incorporated by reference to Exhibit 2.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

2.7	*
Membership Interest Purchase Agreement dated as of April 19, 2002, by and among the Company and the members of First Harvest International, LLC incorporated by reference to Exhibit 2.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

4.1	*	Specimen Class A Common Stock Certificate.

4.2	*	Amended and Restated Certificate of Incorporation of the Company incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (File No. 333-12073) (the “Form S-1”).

4.3	*
Certificate of Amendment to the Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998.

4.4	*
Certificate of Designation, Preferences and Relative Participating, Optional, and Other Special Rights of Preferred Stock and Qualification, Limitations and Restrictions Thereof, incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998.

4.5	*	Amended and Restated Bylaws of the Company incorporated by reference to Exhibit 3.2 to the Company’s Form S-1.

4.6		Form of Lock-Up and Registration Rights Agreement.

5.1	*	Opinion of Simpson Thacher & Bartlett regarding legality of the securities covered by this Registration Statement.

10.50		Addendum to the Distributor Agreement dated as of March 18, 1986 by and among Nu Skin International, Inc., Clara and James McDermott, Craig Tillotson and Craig Bryson.

10.51		Deferred Compensation Plan dated as of October 16, 2000 between Nu Skin International, Inc. and Max L. Pinegar.

23.1		Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2	*	Consent of Simpson Thacher & Bartlett (contained in Exhibit 5.1).

24.1	*	Power of Attorney.

*	Previously filed.